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As filed with the Securities and Exchange Commission on July 2, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Atlantic Express Transportation Corp.
(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	4151 (Primary Standard Industrial Classification Code Number)	13-392-4567 (I.R.S. Employer Identification No.)

7 North Street
Staten Island, New York 10302-1205
(718) 442-7000
(Address, including zip code, and telephone number, including area code, of each of the registrants' principal executive offices)

Neil J. Abitabilo
Chief Financial Officer
7 North Street
Staten Island, New York 10302-1205
(718) 556-8079
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
 Robert A. Zuccaro, Esq.
Latham & Watkins LLP
885 Third Avenue Suite 1000
New York, New York 10022-4802
(212) 906-1200

        Approximate date of commencement of proposed sale to public:    From time to time after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common shares, par value $0.01 per share	115,000 shares(2)	$113.48	$13,050,000	$1,653.44

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act.

(2)
In accordance with Rule 415 under the Securities Act, we are also registering an indeterminate number of additional common shares which may be issued from time to time as a result of stock splits, stock dividends and similar events, and the adjustment provisions of the warrants.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 2, 2004.

PROSPECTUS

ATLANTIC EXPRESS TRANSPORTATION CORP.

115,000 Common Shares

        This prospectus relates to resales of 115,000 common shares, par value $.01 per share, held by the shareholders identified under the "Selling Shareholders" section of this prospectus. These shareholders may offer and sell from time to time all of the common shares being registered. On April 22, 2004, we issued and sold warrants from which the common shares are issuable as part of an investment unit consisting of (a) $1,000 principal amount of our 12% senior secured notes due 2008 and one warrant to purchase one common share or (b) $1,000 principal amount of our senior secured floating rate notes due 2008 and one warrant to purchase one common share.

        We will not receive any proceeds from the sale of common shares by the selling shareholders. Holders of our common shares are entitled to one vote per share held.

        The common shares are not listed on any national securities exchange and there is no public market for the common shares.

Investing in our common shares involves risks. See "Risk Factors" beginning on page 10.

        Neither the Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2004.

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

TABLE OF CONTENTS

Where You Can Find More Information	ii
Market Share, Ranking And Other Data	ii
Forward-Looking Statements	ii
Prospectus Summary	1
Risk Factors	10
Use of Proceeds	21
Capitalization	22
Selected Consolidated Financial And Other Data	23
Management's Discussion and Analysis of Financial Condition and Results of Operations	26
Business	43
Management	55
Principal Shareholders	59
Selling Shareholders	61
Related Party Transactions	64
The Reorganization	66
Description of Certain Indebtedness	70
Description of Capital Stock	72
Shares Eligible for Future Sale	73
Plan of Distribution	77
Validity of the Securities	79
Experts	79
Change in Independent Auditors	80

Dealer Prospectus Delivery Obligation

        Until                        , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

WHERE YOU CAN FIND MORE INFORMATION

        Our company has filed with the U.S. Securities and Exchange Commission, or the "SEC," a registration statement on Form S-1, the "registration statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto, pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, which we refer to collectively as the Securities Act, covering the securities being offered. This prospectus does not contain all the information in the registration statement. For further information with respect to our company and our securities, reference is made to the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. For a more complete understanding and description of each contract, agreement or other document filed as an exhibit to the registration statement, we encourage you to read the documents contained in the exhibits.

        You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

MARKET SHARE, RANKING AND OTHER DATA

        The market share, ranking and other data contained in this prospectus are based either on management's own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. However, market share data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, consumption patterns and consumer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

FORWARD-LOOKING STATEMENTS

        We make "forward-looking statements" throughout this prospectus. Whenever you read a statement that is not solely a statement of historical fact (such as when we state that we "believe," "expect," "anticipate" or "plan" that an event will occur, and other similar statements), you should understand that our expectations may not be correct, although we believe they are reasonable, and that our plans may change. We do not guarantee that the transactions and events described in this prospectus will happen as described or that any positive trends noted in this prospectus will continue. The forward-looking information contained in this prospectus is generally located under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but may be found in other locations as well.

        These forward-looking statements generally relate to our strategies, plans and objectives for future operations and are based upon management's current plans and beliefs or estimates of future results or trends. Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

  •
  the completion of certain asset dispositions, including the sale of assets of our New Jersey bus sales operations and the liquidation of our captive insurance company, Atlantic North Casualty Company;

ii

  •
  the level of demand for our services, which affects our ability to generate sufficient cash flow to service our debt and pay our other expenses;

  •
  our dependence on certain customers;

  •
  national and regional economic conditions, including events and conditions in the New York City area;

  •
  actions by our competitors, including the addition or reduction of resources and facilities and industry consolidation, or the loss of one or more of our transportation contracts;

  •
  labor relations issues;

  •
  our ability to complete definitive agreements from certain memoranda of understanding, including those with the New York City Department of Education and Local 1181 of the Amalgamated Transit Union;

  •
  any inability to achieve our business strategy;

  •
  fluctuations in the cost of fuel;

  •
  any disruption in our continued ability to borrow under our lines of credit;

  •
  fluctuations in interest rates which affect the cost of borrowing under our lines of credit;

  •
  changes in key management and key personnel;

  •
  our ability to meet transportation contract requirements;

  •
  our ability to obtain surety bonds with or without collateral;

  •
  pending or future private or governmental liability claims or litigation, including but not limited to claims or problems related to motor vehicles, state departments of education or environmental issues, or the impact of any adverse outcome of any currently pending or future litigation on the adequacy of our reserves;

  •
  the availability or adequacy of our insurance coverage;

  •
  changes in tax, transportation, education, environmental and other laws and regulations in the markets where we do business; and

  •
  the other factors discussed under the heading "Risk Factors" and elsewhere in this prospectus.

        You should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we will not update these forward-looking statements, even if our situation changes in the future.

iii

PROSPECTUS SUMMARY

        This summary does not include all information you should consider before participating in this offering. Please review this prospectus in its entirety, including the financial statements and the risk factors before you decide to participate. Unless otherwise indicated, the terms "the company," "our company," "we," "our," "us" and similar expressions refer to Atlantic Express Transportation Corp., a New York corporation, and its predecessors and its subsidiaries. References to "AETG" refer to Atlantic Express Transportation Group Inc., our parent company. References to any "fiscal" year of our company refer to our fiscal year ended or ending on June 30 of such year.

The Company

Overview

        We are the fourth largest provider of school bus transportation in the United States and the leading provider in New York City, the largest market in which we operate. We also provide paratransit services for physically and mentally challenged passengers to public transit systems, and we offer fixed route transit, express commuter line and charter and tour bus services.

        We have been in operation for over 30 years and have grown from a small local bus company with a fleet of 16 buses to one of the largest national school bus transportation companies in the country with a fleet of approximately 6,400 vehicles as of March 31, 2004. We have focused on developing our favorable reputation in the areas of passenger safety, timeliness and quality of service, key factors used by school bus transportation administrators in selecting and renewing our services. We believe the expertise we have gained in our long operating history enables us to establish strong relationships with our customers and provides us with a competitive advantage when renewing contracts or bidding on new business. Customers representing 94.2% of our fiscal 2003 revenue from continuing operations have been with us for over five years.

        We generated revenues from continuing operations of $349.0 million for the fiscal year ended June 30, 2003 and $265.1 million for the nine months ended March 31, 2004 and EBITDA of $17.7 million and $63.1 million for the same periods. See note 1 of "Summary Consolidated Financial and Other Data" for the definition of EBITDA and a reconciliation of net income (loss) to EBITDA. Our presentation of EBITDA includes the impact of reorganization expenses we incurred in connection with our Chapter 11 bankruptcy case of approximately $8.2 million and $11.2 million for the fiscal year ended June 30, 2003 and the nine months ended March 31, 2004, respectively, and the forgiveness of indebtedness income we recorded in connection with our exit from our Chapter 11 bankruptcy case of approximately $58.6 million during the nine months ended March 31, 2004. As of March 31, 2004, we had total assets of $278.7 million.

        We derive our revenue from two segments:

        School Bus Operations (88.1% of revenues from continuing operations for the nine months ended March 31, 2004). We have contracts to provide school bus transportation in 138 school districts in New York, Missouri, Vermont, Massachusetts, Illinois, California, Pennsylvania and New Jersey. We generally provide services for the transportation of open enrollment students through the use of standard school buses, and the transportation of physically or mentally challenged students through the use of an assortment of vehicles, including standard school buses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair-bound students. As of March 31, 2004, we had a fleet of approximately 6,000 vehicles to service our school bus operations, consisting of school buses, minivans and cars, lift and ramp-equipped vehicles, coaches and service and support vehicles.

        Paratransit and Transit Operations (11.9% of revenues from continuing operations for the nine months ended March 31, 2004). For fiscal 2004, we have contracts to provide paratransit service in New York and Arizona for physically and mentally challenged persons who are unable to use standard public transportation. We also reserve and schedule passenger service requests under our contract in Arizona. The remainder of our paratransit and transit operations revenue comes from fixed route transit, express commuter line and charter and tour bus services. As of March 31, 2004, we operated approximately 400 vehicles to service our paratransit and transit operations.

Industry Overview

        School Bus Transportation Industry.    The school bus transportation industry is characterized by contracts between transportation companies and the municipality seeking outsourced transportation. These contracts are generally for an original duration of one to five years, and often contain fixed pricing, whereby changes in underlying costs to transportation companies are not passed along to the municipality. We believe that the following trends affecting the school bus transportation industry provide us with significant opportunities to execute our business strategy:

  •
  School Enrollment. We believe the expected increase in school enrollment, attributable to a rise in the U.S. birth rate since 1984, will lead to growth in the school bus transportation industry. According to a 2003 report by the National Center for Education Statistics enrollment in elementary and secondary schools increased from 45.4 million in 1988 to 53.9 million in 2001, an increase of 18.6%. According to the same source, enrollment in elementary and secondary schools is projected to increase through 2013. In addition, we believe that the demand for school bus transportation is generally insensitive to economic cycles and is fundamentally strong.

  •
  Highly Fragmented Market with Numerous Small Competitors. The top four school bus transportation operators have approximately a 45% share of the outsourced market and thousands of smaller operators have the remaining 55%. Because of the highly fragmented nature of the market, we believe there are a number of potential acquisitions that could be made on a selective basis and on attractive terms. We believe these acquisitions should be a less capital intensive form of growth than bidding for new routes.

  •
  Privatization Opportunities. At times municipalities seek to outsource school bus transportation services. We believe that the privatization of student transportation, or the outsourcing of school bus transportation by municipalities, is an attractive cost-cutting option to school districts, which reportedly operate approximately two-thirds of the approximately 460,000 school buses in the United States. We believe additional privatization presents an opportunity for us to selectively expand our school bus transportation services.

        Paratransit Industry.    Pursuant to the Americans with Disabilities Act of 1990, certain municipalities with public transit systems are required to provide paratransit services for physically and mentally challenged persons who are unable to use standard public transportation. Municipalities with larger public transit systems in the United States typically rely upon the private sector to perform paratransit services, while the small and medium size municipalities, collectively, outsource approximately one-half of their paratransit transportation services. Additionally, the municipality often provides the vehicles in paratransit arrangements, thereby reducing the capital outlays necessary from service providers to operate in this industry. According to the American Public Transportation Association, the paratransit market was estimated to be approximately $1.3 billion in 2001 based on annual revenue.

Business Strengths

        Well-Established Company with Longstanding Customer Relationships.    Through over 30 years of operation in the school bus transportation industry, we have established strong relationships with our customers. We believe that our longstanding relationships with the school districts we service and the preference of school districts to maintain continuity of service with their current proven contractor, rather than risk the uncertainty associated with a replacement, provide us with a significant advantage over prospective competitors in our existing markets. In the aggregate, we received a total of $328.7 million, or 94.2%, of our revenues from continuing operations for fiscal 2003 from customers with whom we have had contracts for at least five years.

        Stable Contract Revenue Base.    Our school bus transportation and paratransit contracts have provided a relatively predictable and stable stream of revenues over their terms, which typically range from one to five years from inception, and most of such contracts have historically been renewed or extended. We consider our revenues to be relatively insulated from business cycles because the demand for school bus transportation is primarily driven by enrollment rates rather than business or economic cycles.

        Significant Scale.    We are the fourth largest provider of school bus transportation in the United States and we believe that our significant scale enables us to more effectively leverage our overhead and maintenance costs than many of our smaller competitors. Our school bus fleet size allows us to effectively deploy buses across our network in order to meet or fulfill requirements for existing and new contracts. Our size also allows us to recognize economies of scale with respect to route planning, driver training, establishing and implementing safety standards, fleet acquisition vehicle maintenance and billing and collection.

        Enhanced Management Team.    At the beginning of fiscal 2003, we hired Peter Frank as our Chief Restructuring Officer. We believe his knowledge of operations and demonstrated history of successfully purchasing and selling companies for over 25 years complements the industry knowledge and experience of our existing management team. Prior to that, he was an investment banker at Goldman, Sachs & Co. During our restructuring, we (1) adopted a number of cost cutting initiatives designed to improve our profitability and margins, (2) sold, or are in the process of selling or closing, certain of our non-core operations and (3) implemented new information and control systems. In some instances, we have capitalized on our strong customer relationships to successfully renegotiate existing contracts. We believe the full effect of these activities has not yet been completely realized in our performance. Peter Frank will now continue as our Chairman of the Board.

        Equity Sponsorship.    Since 1998, GSCP (NJ), Inc., through its affiliates (collectively, "GSC"), has invested more than $100.0 million of equity in our parent company, AETG. Founded in 1994, GSC is a private investment firm and a Registered Investment Advisor managing over $7.0 billion of assets. GSC beneficially owns a majority of AETG's outstanding common stock.

Business Strategy

        Continued Successful Contract Renewals at Favorable Prices.    We have a successful history of contract renewals with associated increases in contract rates. During fiscal 2003, we successfully renewed or replaced 95.6% of our contracts (based on revenue) that expired in fiscal 2003. These contract renewals had a weighted average increase in pricing of 6.3%, which will take effect in fiscal 2004. When our contracts come up for renewal, we often have the option to extend those contracts with Consumer Price Index increases in rates or have the municipality put those contracts out to bid. If the margins of those contracts are acceptable to us with these increases in rates and/or we anticipate substantial competition in an open-bidding process, we typically choose to extend these contracts. If these conditions are not met, we attempt to win the contracts at a higher price through the bidding process. This strategy allows us to eliminate contracts which have prices below market and increase revenues and profitability with a reduced risk of losing contracts. We have been successful in this strategy in pricing on contracts we re-bid for fiscal 2004, resulting in a weighted average increase in pricing of 21.9% for those contracts, which represented 1.3% of our revenues for fiscal 2003. We intend to continue focusing on this strategy going forward.

        In May 2004, we were notified that we were unsuccessful in rebidding our school bus transportation contract with the St. Louis Board of Education and our paratransit contract in Arizona. These contracts represented approximately 4.8% of our revenues from continuing operations for the fiscal year ended June 30, 2003.

        Expand Within Existing Markets.    We intend to selectively consider small acquisitions of school bus transportation companies in existing and contiguous markets that we believe will provide an opportunity for modest growth. We believe that expansion in regions where we already have established operations, whether through additional contracts or through opportunistic tuck-in acquisitions, will enable us to capitalize on our existing maintenance, parking and administrative infrastructure, thereby improving profit margins and reducing capital expenditure requirements. For example, in September 2003 we received an additional 204 routes from the New York City Department of Education (the "DOE"), which we expect to generate approximately $20 million in revenues in fiscal 2004. We plan to focus on acquisitions of paratransit businesses which require minimal capital expenditures to operate. We intend to finance these growth initiatives from internally generated cash flow.

        Focus on Reducing Insurance and Other Costs.    We have historically obtained insurance for our operations primarily from third party insurance companies or self insured our deductibles with our captive insurance company, Atlantic North Casualty Company. Our vehicle and workers' compensation insurance costs increased significantly from fiscal 2000 to fiscal 2002. We believe that this increase was due to economic factors affecting insurance companies and the insurance industry, and were not a result of our risk profile during that time period. Our aggregate vehicle and workers' compensation insurance costs increased from $17.5 million in fiscal 2000 to $19.0 million in fiscal 2001, and to $35.3 million in fiscal 2002. These costs decreased to $34.1 million in fiscal 2003. We are currently exploring opportunities to reduce these costs to levels more indicative of our historical levels. In February 2003, the DOE entered into a Memorandum of Understanding with us and its other school bus transportation providers, under which the DOE will amend its school bus transportation contracts to reduce operating costs for its service providers, including assuming certain vehicle insurance obligations. We estimate that the insurance provisions will save us approximately $2,000 per route vehicle, or approximately $2.5 million a year beginning April 1, 2003, under our existing DOE contract. In fiscal 2002 and 2003, we began entering into retrospective insurance policies for vehicle and workers' compensation which should refund a significant portion of our insurance premiums paid by us based on our actual losses. To this end, we have actively sought improvements in driver training and education to reduce the number and amount of loss incidents.

        We have also implemented various cost cutting initiatives in order to streamline operations and improve profitability and cash flow. We have centralized our marketing, promotional and recruitment functions at our headquarters in Staten Island, New York. We were able to reduce these costs from $1.3 million in fiscal 2002 to $0.4 million in fiscal 2003, a decrease of $0.9 million. We have been able to reduce overtime costs from $6.8 million in fiscal 2002 to $3.0 million in fiscal 2003, a decrease of $3.8 million. We have also implemented a new accounting system which will enable us to determine the profitability of, and generate financial statements for, each of our business units. Management will utilize this information to highlight differences in the operating costs of our business units and make proactive changes accordingly. We have adopted a number of initiatives to be more efficient in our purchases of parts and maintenance of vehicles without diminishing our focus on passenger safety. We will continue to actively pursue opportunities to improve our cost structure and to increase profitability and cash flow.

The Reorganization

        AETG and its affiliated debtors, including our company (except Atlantic North Casualty Company), had cases pending under Chapter 11 of the United States Bankruptcy Code from August 16, 2002 through December 24, 2003.

        During the period from fiscal 1995 to fiscal 2001, we increased our revenues from continuing operations from $114.0 million to $352.3 million, although we continued to generate net losses. However, in fiscal 2002, our net losses increased significantly. We believe the primary factors leading to this increase were increased costs that were experienced by the school bus transportation industry as a whole and our inability to pass these costs on to our customers as a result of the fixed price customer contracts that are typical of our industry. Specifically, these increased costs were associated with (1) higher insurance rates, which we believe were due largely to investment losses experienced by insurance companies during the stock market decline and were not related to our own loss experience and (2) higher labor costs, including overtime and recruitment expenses, resulting from a tight labor market. As a result, on August 16, 2002, we chose to seek protection from our creditors under Chapter 11 in the U.S. Bankruptcy Court for the Southern District of New York. Our plan of reorganization was confirmed by the Bankruptcy Court on September 4, 2003 and went effective as of December 24, 2003.

        Upon the effectiveness of our plan of reorganization, many of the reorganized debtors entered into an Amended and Restated Loan and Security Agreement with Congress Financial Corporation, Bank One NA, General Electric Capital Corporation and various other lenders for a maximum of $100.0 million in revolving loans, letters of credit accommodations and vehicle acquisition loans. As of March 31, 2004, we had approximately $71.6 million outstanding under this senior credit facility. We also issued $45.0 million in aggregate principal amount of senior secured notes due 2006 to Banc of America Securities LLC in a private placement. As of March 31, 2004 we had approximately $45.7 million of senior secured notes outstanding, including $0.7 million of capitalized payment-in-kind interest. The indebtedness described above was repaid with the net proceeds of and terminated upon the consummation of the offering on April 22, 2004 of investment units consisting of (a) $1,000 principal amount of our 12% senior secured notes due 2008 and one warrant or (b) $1,000 principal amount of our senior secured floating rate notes due 2008 and one warrant. The 12% senior secured notes due 2008 and the senior secured floating rate notes due 2008 are referred to herein collectively as the "notes."

        Our Chapter 11 bankruptcy case is more fully described herein under "The Reorganization."

        We are a New York corporation. Our principal offices are located at 7 North Street, Staten Island, New York 10302-1205. Our telephone number is (718) 442-7000. Our website address is http://www.atlanticexpress.com. Information on our website does not constitute part of this prospectus.

The Offering

Issuer	Atlantic Express Transportation Corp.
Common shares being offered by the selling shareholders	115,000 shares.
Use of Proceeds	All of the common shares offered hereby will be sold by the selling shareholders. We will not receive any proceeds from the sale of these shares. See "Use of Proceeds."
Dividend Policy
We have not paid dividends on our common shares and do not anticipate paying any cash dividends on our common shares in the foreseeable future. In addition, the terms of our senior credit facility and the indenture governing our notes restrict our ability to pay dividends on our common shares.
Absence of a Public Market
There is currently no public market for the common shares. We do not intend to list the common shares on any national securities exchange or automated quotation system. Although the initial purchaser of the warrants from which these common shares are issuable upon exercise has advised us that it intends to make a market in the common shares, it is not obligated to do so. The initial purchaser may not make a market or could stop making a market at any time without notice. Accordingly, no market for the common shares may develop, and any market that develops may not last. To the extent that an active trading market does not develop, you may not be able to sell the common shares and, if you are able to sell the common shares, the price at which you may be able to sell the common shares may be less than the price you pay for them.

Risk Factors

        See the section entitled "Risk Factors" beginning on page 10 for a discussion of factors you should carefully consider before investing in the common shares.

Summary Consolidated Financial and Other Data

        The following tables set forth our summary consolidated Financial Data, Per Share Data, Other Financial Data and Balance Sheet Data. The Financial Data, Per Share Data and Other Financial Data for each of the fiscal years ended June 30, 2001, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The Financial Data, Per Share Data and Other Financial Data for the nine months ended March 31, 2003 and 2004 and the Balance Sheet Data as of March 31, 2004 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, our unaudited consolidated financial data has been prepared on the same basis as the audited consolidated financial statements and contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the relevant periods.

        The following unaudited Balance Sheet Data, as adjusted, gives effect to the establishment of our senior credit facility, the offering of the notes, the release of cash collateral held by an insurance company and the application of net proceeds therefrom as if those transactions occurred on March 31, 2004.

        The unaudited Balance Sheet Data, as adjusted, is based on currently available information and assumptions that we believe are reasonable. The unaudited Balance Sheet Data, as adjusted, does not purport to represent what our financial condition would have been if the transactions discussed in the preceding paragraph had been completed on the dates indicated, nor do they purport to indicate our future financial condition or results of operations.

        You should read the information set forth below in conjunction with "Capitalization," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. ']

	Fiscal Year Ended June 30,			Nine Months Ended March 31,
	2001	2002	2003	2003	2004
	(dollars in thousands)
				(unaudited)
Financial Data:
Revenues	$352,321	$344,957	$349,036	$254,043	$265,059
Cost of operations	294,439	311,586	299,146	220,043	235,602
General and administrative expenses	21,749	23,477	19,564	14,578	13,363
Depreciation and amortization	22,320	25,072	25,055	18,716	19,154
Income (loss) from operations	13,813	(18,006)	5,271	706	(3,060)
Net income (loss) (1)	(14,630)	(57,425)	(20,503)	(15,386)	32,814
Per Share Data:
Net income (loss) per share (2)
Basic	(22.45)	(88.13)	(31.47)	(23.61)	50.36
Diluted	(22.45)	(88.13)	(31.47)	(23.61)	50.36
Weighted average common shares outstanding (2)
Basic	651,600	651,600	651,600	651,600	651,600
Diluted	651,600	651,600	651,600	651,600	651,600
Other Financial Data:
EBITDA (3)	$32,773	$(7,802)	$17,727	$13,163	$63,104
Capital expenditures	37,937	18,256	11,484	9,579	16,706
	As of March 31, 2004
	Actual	As Adjusted
	(dollars in thousands) (unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,470	$1,470
Accounts receivable, net	59,311	59,311
Property, plant and equipment, net	153,217	153,217
Total assets (5)	278,720	272,750
Total debt (6)	131,063	134,894
Total stockholder's equity (7)	82,949	86,648

(1)
Net income (loss) from operations does not include contractual interest of $11.8 million, $8.4 million and $6.5 million for the fiscal year ended June 30, 2003 and the nine months ended March 31, 2003 and March 31, 2004, respectively. For the nine months ended March 31, 2004, net income includes $58.6 million of forgiveness of indebtedness income.

(2)
In April 2004, we amended our certificate of incorporation to increase our authorized common stock to 1,303,200 common shares, par value $0.01 per share, by declaring a 6,516 for 1 stock split. The number of shares and share equivalents outstanding after the offering equals 766,600, including 115,000 of the warrant shares.

(3)
EBITDA represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we believe that it is an important supplemental measure of our performance that is frequently used by others in evaluating companies in our industry. We have used in the past and presently use EBITDA, with other adjustments, as a measure for compliance with covenants in the documents governing our indebtedness and as measures of our company's performance for our executives' compensation. EBITDA has significant limitations, including that it does not reflect our cash requirements for capital expenditures, contractual commitments, working capital or debt service. In addition, other companies may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure. We compensate for these limitations by primarily relying on our GAAP results and using EBITDA only supplementally.

        A reconciliation of net income (loss) to EBITDA is as follows:

	Fiscal Year Ended June 30,			Nine Months Ended March 31,
	2001	2002	2003	2003	2004
	(dollars in thousands)
				(unaudited)
Net income (loss)	$(14,630)	$(57,425)	$(20,503)	$(15,386)	$32,814
Interest expense	24,626	24,303	12,868	9,743	10,685
Income tax expense	457	248	307	90	451
Depreciation and amortization	22,320	25,072	25,055	18,716	19,154

EBITDA	$32,773	$(7,802)	$17,727	$13,163	$63,104

  Our presentation of EBITDA includes the impact of reorganization expenses we incurred in connection with our Chapter 11 bankruptcy case of approximately $8.2 million, $5.6 million and $11.2 million for the fiscal year ended June 30, 2003 and the nine months ended March 31, 2003 and March 31, 2004, respectively, and the forgiveness of indebtedness income we recorded in connection with our exit from our Chapter 11 bankruptcy case of approximately $58.6 million during the nine months ended March 31, 2004. Included in EBITDA for all periods above are losses from discontinued operations, which losses include interest and depreciation expenses of $4.3 million, $2.7 million and $3.6 million, $1.7 million and $1.1 million for the fiscal years ended June 30, 2001, 2002 and 2003 and the nine months ended March 31, 2003 and March 31, 2004, respectively.

(4)
Total assets are adjusted primarily by the reduction of restricted cash of $6.5 million.

(5)
Total debt, as adjusted, reflects the borrowings under our senior credit facility of $6.2 million, proceeds from the offering of the notes of $115.0 million, excluding the impact of $13.1 million allocated to additional paid-in-capital related to the warrant issuance, net of the transaction costs of $10.3 million, offset by the payoff of the existing indebtedness of $117.4 million, and the benefit of the $6.5 million release of cash collateral.

(6)
Total stockholder's equity, as adjusted, includes the effect of the charge to interest expense of approximately $9.3 million consisting of the write-off of deferred financing costs of approximately $5.4 million and $3.9 million of prepayment premiums in the period the existing debt is repaid and reflects the allocation of approximately $13.1 million to additional paid-in capital for the warrant issuances. Our valuation of the warrants in this prospectus is based on preliminary estimates, subject to adjustments.

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common shares. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risk Factors Relating to our Common Shares

There may be dilution of the value of our common shares when warrants become exercised.

        On April 22, 2004, we issued warrants to purchase common shares representing 15.0% of our outstanding common shares on a fully diluted basis as of such date (assuming exercise of all such warrants) as part of an issuance of investment units consisting of (a) $1,000 principal amount of our 12% senior secured notes due 2008 and one warrant and (b) $1,000 principal amount of our senior secured floating rate notes due 2008 and one warrant. Because common shares are issuable upon exercise of the warrants, and in particular because the warrants are initially exercisable for $0.01 per share, there may be a dilutive effect on the value of our common shares when the warrants are exercised.

There may be no public market for the common shares being offered, which could significantly impair the liquidity of the common shares.

        There has been no public market for any of the common shares. As of the date of this prospectus, all of our common shares are privately held. Our common shares are not listed on any exchange and we do not intend to apply for any listing. We cannot assure you as to:

  •
  whether any public market will develop for the common shares;

  •
  the liquidity of any such market that may develop;

  •
  your ability to sell your common shares; or

  •
  the price at which you would be able to sell your common shares.

        The initial purchaser of the warrants from which these common shares are issuable upon exercise has advised us that it intends to make a market in the common shares. The initial purchaser is not obligated, however, to make a market in the common shares, and they may discontinue any such market-making at any time at their sole discretion. Accordingly, we cannot assure you as to the development or liquidity of any market for these common shares.

We do not intend to pay dividends on the common shares in the foreseeable future.

        We have not paid dividends on our common shares and do not anticipate paying any cash dividends on the common shares in the foreseeable future. In addition, the terms of our senior credit facility and the indenture governing the notes restrict our ability to pay dividends on the common shares.

Risk Factors Relating to Our Business

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business.

        As of March 31, 2004, we had total indebtedness of $131.1 million. We have significant amount of indebtedness. On March 31, 2004, after giving effect to the establishment of our senior credit facility, the release of cash collateral, the offering of the notes and the application of net proceeds therefrom, we would have had total indebtedness of $134.9 million (of which $115.0 million would have consisted of the notes without giving effect to the estimated original issue discount on the notes and $6.2 million would have consisted of amounts outstanding under our senior credit facility and the balance would have consisted of purchase money mortgages and capital leases). Adjustments to our preliminary estimates could be material.

        Our substantial indebtedness could have important consequences to you and our company. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability to borrow additional funds.

Restrictive covenants in the senior credit facility, the indenture governing the notes and our other current and future indebtedness could adversely restrict our operating flexibility.

        The discretion of our management with respect to certain business matters are limited by covenants contained in the senior credit facility and the indenture governing the notes, as well as other current and future debt instruments. Among other things, the covenants contained in the indenture restrict, condition or prohibit us from incurring additional indebtedness, making certain payments, creating liens on our assets, making certain asset dispositions and entering into certain transactions with affiliates. In addition, the senior credit facility contains financial and operating covenants, including requirements that we maintain minimum levels of EBITDA, as defined therein, and limitations on our capital expenditures. We cannot assure you that our leverage and these restrictions will not materially and adversely affect our ability to finance future operations, acquisition opportunities or other capital needs or to engage in other business activities. Moreover, a failure to comply with the obligations contained in the indenture or any other agreements with respect to additional financing, including the senior credit facility or any replacement facility, could result in an event of default under these agreements, which could permit acceleration of the related debt and acceleration of debt under future debt agreements that may contain cross acceleration or cross default provisions. See "Description of Certain Indebtedness—Senior Credit Facility."

Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantial additional debt, which could exacerbate the risks described above.

        We may be able to incur additional debt in the future. Although the indenture governing the notes and our senior credit facility contain restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions. In addition, if we were able to designate some of our restricted subsidiaries under the indenture governing the notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture and engage in other activities in which restricted subsidiaries may not engage. Adding new debt to current debt levels could intensify the leverage-related risks that our subsidiaries and we now face.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We have recently experienced or anticipate experiencing the following negative impacts on our cash flows from operations: (i) additional expenses arising in May 2004 which related to, but were not originally projected under, our Chapter 11 bankruptcy case and the consummation of our exit financing facilities, (ii) increases in deferred financing costs relating to the offering of the outstanding notes and warrants and the filing of registration statements relating to such securities, (iii) anticipated larger than expected increases in fuel expenses for fiscal 2004 and 2005 primarily due to continued price increases in the cost of fuel, (iv) recent cash vehicle capital expenditures that were anticipated to be operating lease transactions, and (v) excess availability requirements under the senior secured indebtedness not originally contemplated. Based upon these factors coupled with the impact of the higher actual interest costs on the outstanding borrowings, we believe that we will need additional funding to finance our operations and execute our business plan over the next twelve months. We believe that funding alternatives are available, including the sale of certain assets or operations or the sale and leaseback of certain properties, requesting an accelerated return of all or a portion of cash collateral held by one of our insurance companies or potential additional funding from debt or equity sources. However there is no assurance that we will be successful in securing these financing alternatives.

        We may need to refinance all or a portion of our indebtedness, including the notes, on or before their stated maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facility and the notes, on commercially reasonable terms, or at all.

We have a history of net losses and may incur additional losses in the future.

        We sustained net losses of $3.1 million, $6.3 million, $14.6 million, $57.4 million and $20.5 million for the fiscal years ended 1999, 2000, 2001, 2002 and 2003, respectively. Future losses could adversely affect our ability to fund planned capital expenditures and to make payments on the notes. As a result, you could lose all or part of your investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payments on the notes.

        We are a holding company that derives all of our operating income and cash flow from our subsidiaries and accordingly, our ability to make payments on the notes is dependent on the earnings and the distribution of funds from our subsidiaries. However, none of our subsidiaries is obligated to us to make funds available for payment on the notes. Our subsidiaries will be permitted to incur additional indebtedness that may limit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the notes when due.

Our business is dependent upon school bus transportation contracts with school districts, which contracts may not be renewed or rebid.

        Historically, our school bus transportation contracts have had initial terms between one and five years, generally subject to extension, where permitted by law, upon expiration at the discretion of the school districts with our agreement for additional contract periods. Although since 1979 we have achieved a substantially high contract renewal rate, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Any significant decrease in this historical renewal rate could have a material adverse effect on us. There can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. A loss of a significant number of contracts, or those contracts which account for a significant percentage of our revenues, would have a material adverse effect on our results of operations.

        For fiscal 2003, we derived 37.7% of our revenues from continuing operations from the DOE. For fiscal 2003, no other customer accounted for more than 7.2% of our revenues from continuing operations. We have had contracts with the DOE since 1979, and these contracts, along with additional contracts we have entered into with the DOE since 1979, have been continuously extended through June 30, 2005. The loss of the foregoing contracts would cause a significant loss of revenue. We cannot assure you that all or some of such contracts will be extended upon terms acceptable to us or at all, and if such contracts are not extended, we cannot assure you that we will be the successful bidder for new contracts with such customer.

        In May 2004, we were notified that we were unsuccessful in rebidding our contract with the St. Louis, Missouri Board of Education, which represented approximately 3.4% of the revenues for our school bus operations in the nine months ended March 31, 2004. This contract had generated negative EBITDA for such period, primarily as a result of the St. Louis Board of Education eliminating 90 of our previously serviced bus routes. We will continue our other transportation services contract in the St. Louis area, which represents approximately 3.4% of the revenues of our school bus transportation operations for the nine months ended March 31, 2004 and had generated positive EBITDA in such period. We use four facilities in St. Louis to service our operations there, three of which are leased and one of which is owned. One lease expires on June 30, 2004, and we intend to sell or lease our owned property after the St. Louis Board of Education contract expires. We will continue to use the remaining two facilities to service our other operations in the St. Louis area. We plan to sell or utilize the vehicles we used for the St. Louis Board of Education contract for new contracts that we intend to bid on or for other contracts in lieu of making proposed vehicle capital expenditures. We cannot assure you that we will be able to sell or lease our owned property in St. Louis, sell the owned vehicles, or be successful in new bids that can utilize those vehicles.

        On March 1, 2005 the lenders under our senior credit facility will have the option to terminate our senior credit facility in the event that at least 70% of the routes currently serviced by us for the DOE are not renewed at terms acceptable to the lenders. We cannot assure you that in the event that we do not renew at least 70% of the routes currently serviced by us for the DOE on terms acceptable to the lenders, our senior credit facility will not be terminated.

        Additionally, in May 2004, we were notified that we were unsuccessful in rebidding our paratransit contract in Arizona. The vehicles we used for this contract were all provided for by the customer and will have no future cost to us after December 2004. The paratransit contract in Arizona represented approximately 11.7% of our revenues from paratransit and transit operations for the nine months ended March 31, 2004.

Our independent auditors indicated in their most recent report that our financial condition raises substantial doubt about our ability to continue as a going concern.

        The consolidated financial statements as of and for the fiscal years ended June 30, 2001, 2002 and 2003 that we have included in this prospectus, on which our independent auditors, Ernst & Young LLP, have expressed their opinion, were prepared assuming that we will continue as a going concern. That report contained an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. AETG and its affiliated debtors, including our company (except Atlantic North Casualty Company), had cases pending under Chapter 11 of the United States Bankruptcy Code from August 16, 2002 through December 24, 2003.

        We have recently experienced or anticipate experiencing the following negative impacts on our cash flows from operations: (i) additional expenses arising in May 2004 which related to, but were not originally projected under, our Chapter 11 bankruptcy case and the consummation of our exit financing facilities, (ii) increases in deferred financing costs relating to the offering of the outstanding notes and warrants and the filing of registration statements relating to such securities, (iii) anticipated larger than expected increases in fuel expenses for fiscal 2004 and 2005 primarily due to continued price increases in the cost of fuel, (iv) recent cash vehicle capital expenditures that were anticipated to be operating lease transactions, and (v) excess availability requirements under the senior secured indebtedness not originally contemplated. Based upon these factors coupled with the impact of the higher actual interest costs on the outstanding borrowings, we believe that we will need additional funding to finance our operations and execute our business plan over the next twelve months. We believe that funding alternatives are available, including the sale of certain assets or operations or the sale and leaseback of certain properties, requesting an accelerated return of all or a portion of cash collateral held by one of our insurance companies or potential additional funding from debt or equity sources. However there is no assurance that we will be successful in securing these financing alternatives.

        The descriptions of our business, financial condition and results of operations described in this prospectus and our consolidated financial statements have been prepared on a going concern basis. They do not include any adjustments that might result from the outcome of the uncertainties relating to our ability to continue as a going concern, including, without limitation, adjustments to the carrying value of assets and liabilities or the classification of liabilities that would be necessary if we were not considered to be a going concern. Any such adjustments would have a material adverse effect on our reported financial condition and results of operations. For a further discussion on the presentation of our consolidated financial statements, see the consolidated financial statements starting on page F-1 in this prospectus, including note 2 to the consolidated financial statements.

Our actual financial results may vary significantly from the projections filed with the Bankruptcy Court in our Chapter 11 bankruptcy case.

        In connection with our plan of reorganization, we were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of our plan of reorganization and our ability to continue operations upon our emergence from bankruptcy. That financial information was not prepared for the purpose of the offering of the notes and has not been, and will not be, updated on an ongoing basis. These projections were based on financial information available to us as of May 2003. The projections were initially filed with the Bankruptcy Court on July 21, 2003. These projections are not included in this prospectus nor are they incorporated by reference and should not be relied upon in connection with this offering. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance and with respect to prevailing and anticipated market and economic conditions which were and remain beyond our control and which may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Our actual results will vary from those contemplated by the projections and the variations may be material. As a result, we caution you not to rely upon the projections in deciding whether to invest in the common shares.

Our bankruptcy reorganizations could harm our business, financial condition and results of operations.

        In December 2003, we emerged from reorganization under Chapter 11 of the United States Bankruptcy Code. Under the terms of our plan of reorganization, certain claims may not yet have arisen or been asserted in our Chapter 11 case, including claims relating to or arising from professional services rendered in connection with our Chapter 11 case and executory contracts or unexpired leases which we have determined to assume, assume and assign or reject in our Chapter 11 bankruptcy case. In addition, certain claims in our Chapter 11 bankruptcy case remain unsettled and are subject to ongoing negotiation and possible litigation. As of March 31, 2004, we have recorded liabilities of approximately $7.4 million for priority tax claims, certain cure costs, claims to be negotiated for leases and contracts, general unsecured claims and certain secured claims, collectively recorded as payable to creditors under our plan of reorganization, and approximately $12.8 million for outstanding administrative priority claims, based on professionals' claims that we were aware of as of that date, recorded as accounts payable, accrued expenses and other liabilities. The final amounts of claims asserted and ultimately paid could materially exceed our current estimates, which could reduce our profitability or cause us to incur losses and otherwise reduce the cash flow available to us to meet our obligations under the notes. In addition, our past inability to meet our obligations that resulted in our filing for bankruptcy protection, or the perception that we may not be able to meet our obligations in the future, could adversely affect our ability to obtain adequate financing and our relationships with our customers, as well as our ability to retain or attract high-quality employees. See "The Reorganization."

We may be adversely affected by rising insurance costs.

        Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses and other high occupancy vehicles, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

        Additionally, we typically negotiate transportation contracts on a different timeframe than our contracts for insurance and our transportation contracts are typically fixed price contracts. As a result, we were unable to absorb increases in insurance and other operating expenses in recent years. Our inability to pass on changes in underlying costs was a significant reason for our seeking protection from creditors in our Chapter 11 bankruptcy case. We cannot assure you that such increases in insurance and other expenses will not happen again in the future. See the risk factor "—Our fuel contract rates may not be sufficient to absorb future cost increases" and "Business—Risk Management and Insurance."

Fluctuations in the cost of fuel could adversely affect our business.

        We operated a fleet of approximately 6,400 vehicles as of March 31, 2004 and consume substantial quantities of fuel for our operations. Our fuel costs for the nine months ended March 31, 2004 were approximately $10.2 million. Historically, we have been unable to pass through most increases in the price of fuel to the school districts we service. From time to time in the past, we have entered into hedging contracts to protect ourselves from fluctuations in the cost of fuel, and we may seek to do the same in the future. Based on our current operations, an increase in fuel costs of ten cents per gallon will increase our cost of fuel purchased by approximately $1.1 million on an annual basis. No assurance can be given that we will be able to adequately protect ourselves from fluctuating fuel costs.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts.

        Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers. All school bus contracts can be terminated by school districts for not meeting certain performance related criteria.

We may not be able to complete the asset dispositions for our New Jersey bus sales operations and the liquidation of Atlantic North Casualty Company.

        We estimate that we will receive gross proceeds of $2.2 million from the sale of assets of our New Jersey bus sales operations, in addition to the $1.9 million that we have realized as of March 31, 2004, and net proceeds of approximately $3.1 million from the liquidation of our captive insurance company, Atlantic North Casualty Company. We are in the process of entering into a sales agreement for the Bordentown, New Jersey property which was part of our New Jersey bus sales operation. We currently expect to complete these transactions by August 15, 2004. However, we cannot assure you that we will be able to complete these transactions in a timely manner or at all or that we will receive the proceeds as currently estimated. Any failure to complete these transactions as anticipated will exacerbate our leverage-related risk. This offer is not conditioned upon either the sale of assets of our New Jersey bus sales operations or the liquidation of Atlantic North Casualty Company.

Some of our transportation contracts may be terminated due to factors beyond our control.

        Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Paratransit contracts may be cancelled on short notice at the option of our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control.

Our fixed contract rates may not be sufficient to absorb future cost increases.

        The school bus transportation industry is characterized by fixed price contracts between transportation companies and municipalities, whereby changes in underlying costs to transportation companies are not automatically passed along to the customer. Our inability to pass on our insurance costs was a significant reason for our seeking protection from our creditors in our Chapter 11 bankruptcy case. Our contracts for school bus transportation and paratransit services have average terms of one to five years. We set contract rates when we enter into such contracts, often before other expenses have been firmly established for the duration of the transportation contract, and before we have complete knowledge of the costs of insurance, labor and other expenses. After we have established contract rates, we may be unable to adjust them for cost increases in insurance, labor and other expenses. We have been able to leverage our relationships with our customers to achieve high contract renewal rates with price increases and obtain concessions in some existing contracts to absorb cost increases to maintain profitability levels. We cannot assure you that the price increases in our contracts will be sufficient to absorb any cost increases in the future or that we will be able to obtain concessions in existing contracts to absorb cost increases in the future.

We may incur additional labor costs due to labor unions and collective bargaining agreements.

        As of March 31, 2004, approximately 73% of our employees were members of various labor unions. We were party to 28 collective bargaining agreements, of which two agreements, covering approximately 100 employees, have already expired, seven agreements, covering approximately 1,000 employees, will expire over the next two years, with the remainder to expire over the next three years. Although no assurance can be given, we do not believe that the expiration of such collective bargaining agreements will have a material adverse effect on our labor costs. No assurance can be given as to the outcome of negotiations with the representatives of the unionized employees.

        Our labor contracts are not necessarily for the same terms as our school bus transportation contracts. Although we believe that historically we have had satisfactory labor relations with our employees and their unions, our inability to negotiate acceptable union contracts in the future or a deterioration of labor relations could result in strikes or work stoppages and increased operating costs as a result of higher wages or benefits paid to union members, which would have a material adverse effect on us. In addition, labor shortages in selected markets could materially adversely affect our ability to enter or expand in such markets. We had a strike in April 2004 affecting our paratransit operations, although prior to that we had not had a strike or work stoppage in the past ten years. On May 6, 2004, the strike ended and we are in the process of entering into a new collective bargaining agreement with the relevant union. We believe that the strike did not have, and neither the strike nor the new agreement will have, a material adverse effect on our results of operations. There can be no assurance that we will not have a strike or work stoppage in the future. See "Business—Employees."

We may not be able to complete definitive agreements with the DOE and Local 1181 of the Amalgamated Transit Union.

        In February 2003, the DOE entered into a Memorandum of Understanding with us and its other school bus transportation providers, under which the DOE will amend its school bus transportation contracts to reduce operating costs for its service providers, including assuming certain vehicle insurance obligations. We are currently negotiating these amendments to our school bus transportation contracts with the DOE. Our collective bargaining agreement with Local 1181 of the Amalgamated Transit Union expired on June 30, 2002. As of March 31, 2004, Local 1181, which primarily represents our personnel rendering services on behalf of the DOE, represented approximately 33% of the bus drivers, escorts and mechanics in our school bus, paratransit and transit operations. In February 2003, we entered a Memorandum of Understanding with Local 1181 on the terms of a definitive collective bargaining agreement. Under our Memorandum of Understanding with Local 1181, we are not able to finalize a definitive collective bargaining agreement with Local 1181 until we consummate the amendments to our school bus transportation contracts with the DOE. Although we believe that we can satisfactorily finalize our agreements with the DOE and Local 1181, we cannot assure you that we will be able to complete our arrangements with the DOE or enter into a definitive collective bargaining agreement with Local 1181 if we encounter difficulties completing our arrangements with the DOE.

We may be adversely affected by environmental requirements.

        Our operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and the remediation of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors have operated or arranged for the disposal of hazardous substances. We do not believe that any such liabilities or environmental compliance obligations will have a material adverse effect on our business or operations. However, we cannot make assurances that such liabilities or compliance obligations will not increase in the future or will not become material. See "Business—Environmental Matters."

We may be adversely affected by current and new governmental laws and regulations.

        We are required to comply with laws and regulations relating to safety, driver qualifications, insurance and other matters promulgated by various federal and state regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations. See "Business—Government Regulation."

We have significant capital expenditure requirements.

        In order to maintain our school bus fleet, we will be required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. See "Business—

Fleet Management and Maintenance." In addition, the indenture governing the notes and our senior credit facility limit our ability to make capital expenditures, which could make it difficult to maintain our assets to the degree that our customers or we may otherwise require.

We depend on management and key personnel.

        Domenic Gatto, who is our Chief Executive Officer and President, is key to our management and direction. The loss of the services of Mr. Gatto could have a material adverse effect on us, and there can be no assurance that we would be able to find a replacement for Mr. Gatto with the equivalent business experience and skills. Mr. Gatto's current employment contract with us expires in December 2006.

The interests of our significant stockholder may be different than your interests.

        As of April 30, 2004, AETG owned all of our issued and outstanding capital stock and 85.0% of our issued and outstanding common shares on a fully diluted basis. GSC beneficially owns a majority of AETG's outstanding common stock. Pursuant to a stockholders agreement for AETG's common shares, as more fully described under "Related Party Transactions—Stockholders Agreement," GSC is entitled to designate a majority of the directors to AETG's board of directors so long as it beneficially owns at least 35% of AETG's outstanding common stock. As a result, the directors appointed by GSC are in a position to control all matters affecting AETG and our company. Such concentration of ownership may have the effect of preventing a change in control. Further, as a result, GSC will continue to have the ability to elect and remove directors and determine the outcome of matters presented for approval by our stockholders. The interests of our significant stockholder may not be fully aligned with and could conflict with, the interests of the holders of our common shares. See "Management—Board of Directors" and "Principal Shareholders."

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry.

        The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts. In addition, there can be no assurance that either school bus transportation contracts or acquired businesses will achieve anticipated levels of profitability. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

        In particular, the school bus transportation industry is undergoing significant consolidation which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions and from time to time have received unsolicited inquiries with respect to a possible acquisition of our company. Whether such inquiries will result in further communications, or ultimately, an acquisition, has depended and will depend upon the facts and circumstances in each case. Any failure to compete effectively could have a material adverse effect on us. See "Business—Competition" and "Business—Industry Overview—School Bus Transportation Industry."

Our business is subject to seasonality and fluctuations in quarterly operating results.

        The school bus transportation operation, which accounted for at least 78% of our revenues from continuing operations for each of the last three fiscal years, is seasonal in nature and generally follows the pattern of the school year, with sustained levels of business during the months of September through June. As a result, we have experienced, and expect to continue to experience, a substantial decline in revenues from late June through early September. Due to a general slowdown in the economy, many school districts cut back dramatically on summer programs in fiscal 2004, including summer camp and charter programs. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools) and the profitability of our other operations. In particular, historically we have generated operating losses during the first quarter of each fiscal year. Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

USE OF PROCEEDS

        All of the common shares being offered in this offering are being sold by the selling shareholders. We will not receive any proceeds from the sale of the common shares.

        On April 22, 2004, we issued and sold the warrants from which the common shares are issuable as part of investment units consisting of either (a) $1,000 principal amount of our 12% senior secured notes due 2008 and one warrant or (b) $1,000 principal amount of our senior secured floating rate notes due 2008 and one warrant. We used the net proceeds from the offering of the units to repay a portion of our existing indebtedness and for general corporate purposes. The gross proceeds totaled $115.0 million from the offering consisting of $105.0 million from the 12% senior secured notes due 2008 and $10.0 million from the senior secured floating rate notes due 2008, net of $10.3 million of transaction costs for net proceeds of $104.7 million.

        Concurrently with the offering of the units, we entered into a senior credit facility as more fully described under "Description of Certain Indebtedness—Senior Credit Facility." On May 18, 2004 we received approximately $6.5 million from the release of cash collateral under an automobile insurance policy in exchange for issuing a letter of credit under our senior credit facility to the insurance company holding such collateral.

DIVIDEND POLICY

        We have not paid dividends on our common shares and do not anticipate paying any dividends on our common shares in the foreseeable future. The terms of our senior credit facility and the indenture governing the notes restrict our ability to pay dividends on the common shares.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization on an actual basis as of March 31, 2004, and after giving effect to the establishment of our senior credit facility, the release of cash collateral, the offering of the units and the application of net proceeds therefrom as if those transactions occurred on March 31, 2004.

        You should read the table below in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2004
	Actual	As Adjusted
	(dollars in thousands) (unaudited)
Cash and cash equivalents	$1,470	$1,470

Debt:
Exit financing senior credit facility	$71,644	$—
Senior credit facility(1)	—	6,210
Exit financing senior secured notes	45,735	—
Senior secured notes(2)	—	101,950
Capital leases	6,809	6,809
Purchase money mortgages and other debt	6,875	6,875

Total debt(3)	131,063	121,844
Stockholder's equity(4)(5)	82,949	86,648

Total capitalization	$214,012	$208,492

(1)
Concurrently with the offering of the units, we entered into a senior credit facility with Congress Financial Corporation with up to $20.0 million of borrowing availability under a revolving credit facility, subject to customary borrowing conditions, plus $10.0 million in available letters of credit. The senior credit facility is secured by a first priority lien on substantially all of our and our guarantor subsidiaries' assets, other than the first lien collateral and certain excluded assets, and by a second priority lien on the first lien real property. See "Description of Certain Indebtedness—Senior Credit Facility." Had these transactions taken place on March 31, 2004, we would have used $6.2 million of the senior credit facility, in addition to certain of the net proceeds of the offering of the outstanding notes, to pay off the exit financing senior credit facility.

(2)
Includes the 12% senior secured notes due 2008 and the senior secured floating rate notes due 2008, net of the estimated original issue discount, which represents the estimated warrant value.

(3)
The as adjusted total debt of $121.8 million as of March 31, 2004 includes the $115.0 million of proceeds from the 12% senior secured notes due 2008 ($105.0 million) and the senior secured floating rate notes due 2008 ($10.0 million) and is net of the estimated original issue discount on the notes, which represents approximately $13.1 million of the estimated warrant value. Our valuation of the warrants in this prospectus is based on our preliminary estimates, subject to adjustments.

(4)
Total stockholder's equity, as adjusted, includes the effect of the charge to interest expense of approximately $9.3 million consisting of the write-off of deferred financing costs of approximately $5.4 million and $3.9 million of prepayment premiums in the period the existing debt is repaid and reflects the allocation of approximately $13.1 million to additional paid-in capital for the warrant issuances. Our valuation of the warrants in this prospectus is based on our preliminary estimates, subject to adjustments.

(5)
The number of shares authorized after the offering equals 1,303,200 and the number of shares and share equivalents outstanding after the offering equals 766,600 including 115,000 of the warrant shares.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        You should read the information set forth below in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

        We derived the Statement of Operations Data, Per Share Data and the Other Financial Data for the years ended June 30, 2001, 2002, and 2003 and the Balance Sheet Data as at June 30, 2002 and 2003 from our audited financial statements included elsewhere in this prospectus. We derived the Balance Sheet Data as at June 30, 2001 from our audited financial statements that are not included in this prospectus. We derived the Statement of Operations Data and the Other Financial Data for the years ended June 30, 1999 and 2000 and the Balance Sheet Data as at June 30, 1999 and 2000 from our unaudited consolidated financial statements that are not included in this prospectus. We derived the Statement of Operations Data, Per Share Data and the Other Financial Data for the nine months ended March 31, 2003 and 2004 and the Balance Sheet Data as at March 31, 2004 from our unaudited interim consolidated financial statements that are included in this prospectus. We derived the Balance Sheet Data as at March 31, 2003 from our unaudited interim consolidated financial statements that are not included in the prospectus. In the opinion of our management, our unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for the relevant period. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period.

	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
	(unaudited)					(unaudited)
Statement of Operations Data:
Revenues:
School bus operations	$200,488	$245,117	$276,589	$288,004	$300,433	$216,914	$233,640
Paratransit and transit operations	48,123	72,176	75,732	56,953	48,602	37,129	31,419

Total revenues	248,611	317,293	352,321	344,957	349,036	254,043	265,059
Cost of operations:
Cost of operations—school bus operations	161,124	201,972	232,492	260,646	258,572	189,032	208,891
Cost of operations—paratransit and transit operations	43,425	60,725	61,947	50,940	40,574	31,011	26,711
General and administrative	16,780	18,855	21,749	23,477	19,564	14,578	13,363
Depreciation and amortization	12,076	17,986	22,320	25,072	25,055	18,716	19,154
Contract rights impairment	—	—	—	2,828	—	—	—

Income (loss) from operations	15,206	17,756	13,813	(18,006)	5,271	706	(3,060)
Other income (expense):
Interest expense(1)	(18,288)	(22,301)	(24,626)	(24,303)	(12,868)	(9,743)	(10,685)
Reorganization costs(2)	—	—	—	—	(8,164)	(5,566)	(11,238)
Forgiveness of indebtedness income(3)	—	—	—	—	—	—	58,577
Other	(230)	(498)	(523)	(1,585)	(234)	(351)	(82)

Income (loss) before non recurring item, income taxes and cumulative effect of accounting change and discontinued operations	(3,312)	(5,044)	(11,336)	(43,894)	(15,996)	(14,954)	33,512
Nonrecurring Item—recapitalization expense	1,223	—	—	—	—	—	—

Income (loss) before income taxes and cumulative effect of accounting change and discontinued operations	(4,535)	(5,044)	(11,336)	(43,894)	(15,996)	(14,954)	33,512
Provision for (benefit from) income taxes	(916)	550	458	248	307	90	451

Income (loss) before cumulative effect of accounting change in and discontinued operations	(3,619)	(5,594)	(11,793)	(44,142)	(16,302)	(15,044)	33,061
Cumulative effect of accounting change	—	(546)	—	—	—	—	—

Income (loss) before discontinued operations	(3,619)	(6,140)	(11,793)	(44,142)	(16,302)	(15,044)	33,061
Income (loss) from discontinued operations	492	(198)	(2,837)	(13,283)	(4,201)	(342)	(247)

Net income (loss)	$(3,128)	$(6,338)	$(14,630)	$(57,425)	$(20,503)	$(15,386)	$32,814

	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Per Share Data:
Basic net income (loss) per share:
Income (loss) before cumulative effect of accounting change and discontinued operations	$(5.55)	$(8.59)	$(18.10)	$(67.74)	$(25.02)	$(23.09)	$50.74
Cumulative effect of accounting change	—	(0.84)	—	—	—	—	—
Income (loss) from discontinued operations	0.75	(0.30)	(4.35)	(20.39)	(6.45)	(0.52)	(0.38)

Net Income (loss)	(4.80)	(9.73)	(22.45)	(88.13)	(31.47)	(23.61)	50.36
Diluted net income (loss) per share:
Income (loss) before cumulative effect of accounting change and discontinued operations	(5.55)	(8.59)	(18.10)	(67.74)	(25.02)	(23.09)	50.74
Cumulative effect of accounting change	—	(0.84)	—	—	—	—	—
Income (loss) from discontinued operations	0.75	(0.30)	(4.35)	(20.39)	(6.45)	(0.52)	(0.38)

Net Income (loss)	(4.80)	(9.73)	(22.45)	(88.13)	(31.47)	(23.61)	50.36
Weighted average common shares outstanding (4)
Basic	651,600	651,600	651,600	651,600	651,600	651,600	651,600
Diluted	651,600	651,600	651,600	651,600	651,600	651,600	651,600
	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
	(unaudited)					(unaudited)
Other Financial Data:
Depreciation and amortization	$12,076	$17,986	$22,320	$25,072	$25,055	$18,716	$19,154
Capital expenditures	29,410	33,105	37,937	18,256	11,484	9,579	16,706
	As of June 30,					As of March 31,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
	(unaudited)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,923	$3,847	$862	$3,604	$3,101	$2,443	$1,470
Accounts receivable, net	50,458	57,911	69,699	57,674	55,519	57,442	59,311
Property, plant and equipment, net	128,560	158,785	171,182	166,619	154,263	158,359	153,217
Total assets	250,683	292,496	333,824	292,428	277,995	283,429	278,720
Total debt	195,408	216,378	246,432	253,672	250,497	247,093	131,063
Stockholder equity (deficit)	21,639	41,157	34,025	(16,359)	(36,694)	(31,631)	82,949

(1)
Contractual interest was $26.6 million, $19.6 million and $18.0 million for the periods ended June 30, 2003, March 31, 2003 and March 31, 2004, respectively.

(2)
Reorganization costs consist primarily of fees for both our restructuring advisors and our creditors' restructuring advisors and legal counsel.

(3)
As a result of our plan of reorganization becoming effective, liabilities that were subject to compromise were settled, which resulted in the recognition of forgiveness of indebtedness income based upon the estimated settlement amounts. (See Note 4 of our consolidated financial statements.)

(4)
In April 2004, we amended our certificate of incorporation to increase our authorized common stock to 1,303,200 common shares, par value $0.01 per share, by declaring a 6,516 for 1 stock split. The amount of shares and share equivalents outstanding, including the warrant shares, totals 766,600 after the effect of the offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the "Selected Consolidated Financial and Other Data" and our historical consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

General

        We are the fourth largest provider of school bus transportation in the United States and the leading provider in New York City, the largest market in which we operate. We have contracts with 138 school districts in New York, Missouri, Vermont, Massachusetts, Illinois, California, Pennsylvania and New Jersey. For fiscal 2004, we have contracts to provide paratransit services in New York and Arizona to physically and mentally challenged passengers who are unable to use standard public transportation. We also provide other transportation services, including fixed route transit, express commuter line and charter and tour buses through our coach services. As of March 31, 2004, we had a fleet of approximately 6,400 vehicles operating from 46 major facilities.

        School bus transportation services accounted for 86.1%, 83.5%, 78.5% and 88.1% of our revenues from continuing operations in our fiscal years ended June 30, 2003, 2002, 2001 and the nine months ended March 31, 2004, respectively. Our school bus transportation contracts have provided a relatively predictable and stable stream of revenues over their terms, which generally range from one to five years. Since 1979, we have achieved substantial contract renewals, which we believe is due to (1) our reputation for passenger safety and providing efficient, on-time service, (2) our long-standing relationships with the school districts we service, (3) the preference of school districts to maintain continuity of service with their current proven contractor rather than risk the uncertainty associated with a replacement and (4) the disadvantage of prospective competitors, who generally would have to make substantially greater investments than we would in new equipment and who may experience difficulty obtaining suitable parking and maintenance facilities in our primary markets, especially in the New York greater metropolitan area.

        The daily price charged per vehicle varies, depending upon a wide range of factors including (1) vehicle type (standard school buses, minivans, or vehicles with wheelchair lifts), (2) the nature of service to be provided (transportation of regular enrollment students or transportation of physically or mentally challenged students), (3) special requirements of a particular school district concerning age of vehicles and/or upgrades on equipment and (4) the cost of labor. Salaries and related labor costs are the most significant factors in our cost structure. In urban areas, particularly those with a strong union presence, the cost of providing school bus transportation is substantially greater than in suburban and rural areas, where salaries are generally lower. As a result, prices paid by school districts vary accordingly.

        School bus transportation revenues have historically been seasonal, based on the school year and holiday schedules. During the months of September through June, our fleet of school buses has been generally fully utilized. Historically during the summer months, only a portion of our school buses have been required to fulfill our summer contracts for school and camp activities and special trips. Due to a general slowdown in the economy, many school districts cut back dramatically on summer programs in fiscal 2004, including summer camp and charter programs. As a result, our revenues were $25.0 million for July and August of fiscal 2004 as compared to $27.6 million for July and August of fiscal 2003, a decrease of $2.6 million, and our EBITDA losses were $12.1 million and $5.1 million for the same periods, respectively, an increase in losses of $7.0 million. Our presentation of EBITDA includes the impact of reorganization expenses we incurred in connection with our Chapter 11 bankruptcy case of $2.6 million for July and August of fiscal 2004. In July and August of fiscal 2004, we also refurbished unutilized vehicles, partially in anticipation of receiving additional routes from the DOE, which increased maintenance expense and parts expense by approximately $1.2 million as compared to the same period in fiscal 2003.

        The paratransit and transit services operations accounted for 13.9%, 16.5%, 21.5% and 11.9% of our revenues from continuing operations in fiscal years 2003, 2002, 2001 and the nine months ended March 31, 2004, respectively. The terms of our paratransit contracts initially range from one to five years. The contracts are awarded by public transit systems through a public bidding or request for proposal ("RFP") process. We are generally entitled to a specified charge per hour of vehicle service together with other fixed charges. The method of contract compensation also varies.

        The principal elements of our cost of operations are labor and related employment expenses, fuel, parts, vehicle insurance, workers' compensation insurance and rent. Historically, the vast majority of our cost of sales have varied directly in proportion to revenues. As of March 31, 2004, approximately 73% of our employees were members of various labor unions. We were party to 28 collective bargaining agreements, of which two agreements, covering approximately 100 employees, have already expired, seven agreements, covering approximately 1,000 employees, will expire over the next three years, with the remainder to expire over the next four years. Although we believe that historically we have had satisfactory labor relations with our employees and their unions, our inability to negotiate acceptable union contracts in the future or a deterioration of labor relations could result in strikes or work stoppages and increased operating costs as a result of higher wages or benefits paid to union members, which would have a material adverse effect on us. We had a strike in April 2004 affecting our paratransit operations, although prior to that we had not had a strike or work stoppage in the past ten years. On May 6, 2004, the strike ended and we are in the process of entering into a new collective bargaining agreement with the relevant union. We believe that the strike did not have, and neither the strike nor the new agreement will have, a material adverse effect on our results of operations.

        General and administrative expenses include costs primarily associated with our headquarters in Staten Island, New York, as well as terminal office and managerial salaries. We believe that we currently have sufficient staff to support anticipated revenues levels. Cost increases are anticipated to be offset somewhat as our business grows and we realize economies of scale by spreading the cost of the administrative staff and facilities over a larger revenue base.

        During the period from fiscal 1995 to fiscal 2001, we increased our revenues from continuing operations from $114.0 million to $352.3 million although we continue to generate net losses. However, in fiscal 2002, our net losses increased significantly. We believe the primary factors leading to this increase were increased costs that were experienced by the school bus transportation industry as a whole and our inability to pass these costs on to our customers as a result of the fixed price customer contracts, which are typical of our industry. Specifically, these increased costs were associated with (1) higher insurance rates, which we believe were due largely to investment losses experienced by insurance companies during the stock market decline and were not related to our own loss experience and (2) higher labor costs, including overtime and recruitment expenses, resulting from a tight labor market. Where possible, we have sought to adjust for these higher costs in our recent contract renewals.

        As a result of the impact of these developments, on August 16, 2002, we chose to seek protection from our creditors under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Our plan of reorganization was confirmed by the Bankruptcy Court on September 4, 2003 and went effective as of December 24, 2003.

        In addition, management has (1) adopted a number of cost cutting initiatives designed to improve our profitability and margins, (2) sold, or is in the process of selling or closing, certain of our non-core operations and (3) in some instances, capitalized on our strong customer relationships to successfully renegotiate existing contracts. We believe the full effect of these activities has not yet been fully realized in our performance.

        We have sold part of, and are in the process of selling the assets of and closing the remainder of, our bus sales operations, which we consider to be non-core businesses. Our discontinued operations generated approximately $4.2 million in losses in fiscal year 2003. We completed the sale of one of these businesses in August 2003 and are in the process of selling the assets of and closing the other. We have treated this as discontinued operations for all periods presented.

Results of Operations(1)

	Year Ended June 30,						Nine Months Ended March 31,
	2001		2002		2003		2003		2004
	($ in millions)
							(unaudited)
Revenues	$352.3	100.0%	$345.0	100.0%	$349.0	100.0%	$254.0	100.0%	$265.1	100.0%
Cost of operations	294.4	83.6%	311.6	90.3%	299.1	85.7%	220.0	86.7%	235.6	88.9%
General and administrative	21.7	6.2%	23.5	6.8%	19.6	5.6%	14.6	5.7%	13.4	5.0%
Depreciation and amortization	22.3	6.3%	25.1	7.3%	25.1	7.2%	18.7	7.4%	19.2	7.2%
Income (loss) from continuing operations	13.8	3.9%	(18.0)	(5.2)%	5.3	1.5%	0.7	0.3%	(3.1)	(1.2)%
Interest expense	24.6	7.0%	24.3	7.0%	12.9	3.7%	9.7	3.8%	10.7	4.0%
Income (loss) before discontinued operations	(11.8)	(3.3)%	(44.1)	(12.8)%	(16.3)	(4.7)%	(15.0)	(5.9)%	33.1	12.5%

(1)
All figures are from continuing operations.

Nine Months Ended March 31, 2004 Compared to Nine Months Ended March 31, 2003

        Revenues.    Revenues from school bus operations were $233.6 million for the nine months ended March 31, 2004 compared to $216.9 million for the nine months ended March 31, 2003, an increase of $16.7 million, or 7.7%. This increase was due to $13.4 million of increases in service requirements of existing contracts, primarily due to new routes obtained from the DOE, $4.6 million price increases from existing contracts and $0.4 million of new contracts; partially offset by $2.3 million of lost contracts.

        Our summer revenues decreased by approximately $2.6 million primarily due to reduced summer school programs, including summer camp and charter programs due to a general slow down in the economy.

        Revenues from paratransit and transit operations were $31.4 million for the nine months ended March 31, 2004 compared to $37.1 million for the nine months ended March 31, 2003, a decrease of $5.7 million, or 15.4%. This decrease was primarily due to $4.3 million in revenues of unprofitable contracts sold during fiscal 2003, and $2.2 million of lost contracts, partially offset by price increases of $0.3 million on existing contracts, and $0.3 million in increases in service requirements of existing contracts.

        Cost of Operations.    Cost of operations of school bus operations increased to $208.9 million for the nine months ended March 31, 2004 from $189.0 million for the nine months ended March 31, 2003, an increase of $19.9 million or 10.5%. Salaries and wages from school bus operations increased by $12.7 million for the nine months ended March 31, 2004 due to increased revenue and increases in maintenance wages partially due to the refurbishment of buses in the summer months in anticipation of receiving additional routes from the DOE. As a percentage of revenues, wages increased to 52.3% for the nine months ended March 31, 2004 from 50.3% for the nine months ended March 31, 2003. Employee fringe benefits increased $5.7 million due to additional employees hired to service additional routes received by us from the DOE and increases in unemployment tax rates and union health benefit costs. As a percentage of revenues, employee benefits increased to 17.4% for the nine months ended March 31, 2004 from 16.2% for the nine months ended March 31, 2003. Cost of fuel for the nine months ended March 31, 2004 were $0.7 million higher than the nine months ended March 31, 2003. These increases were partially offset by a decrease of $0.9 million in vehicle insurance expense due to improved loss experience.

        Cost of operations of paratransit and transit operations decreased to $26.7 million for the nine months ended March 31, 2004 from $31.0 million for the nine months ended March 31, 2003, a decrease of $4.3 million or 13.9%. This decrease was primarily due to decreased revenues resulting from unprofitable contracts sold and lost contracts, partially offset by increased labor costs. As a percentage of revenues, driver, maintenance and operations payroll costs increased to 49.2% for the nine months ended March 31, 2004 from 46.4% for the nine months ended March 31, 2003. The increase of driver, maintenance and operations payroll costs to paratransit and transit revenues was due to a lower percentage of these payroll costs related to the $5.7 million of revenue decreases.

        General and administrative expense.    General and administrative expenses from school bus operations decreased to $11.4 million for the nine months ended March 31, 2004 from $12.2 million for the nine months ended March 31, 2003, a decrease of $0.8 million, or 6.2%. This decrease was primarily due to our implementation of cost cutting initiatives which resulted in reductions in administrative payroll of $0.7 million and office supplies and expenses of $0.3 million, offset by an increase of $0.4 million in professional fees. As a percentage of school bus operations revenues, general and administrative expenses decreased to 4.9% for the nine months ended March 31, 2004 from 5.6% for the nine months ended March 31, 2003.

        General and administrative expenses from paratransit and transit operations decreased to $1.9 million for the nine months ended March 31, 2004 compared to $2.4 million for the nine months ended March 31, 2003, a decrease of $0.5 million, or 19.3%. This decrease was primarily due to our implementation of cost cutting initiatives which resulted in reductions of $0.3 million in administrative payrolls and $0.1 million in office supplies and expenses. As a percentage of paratransit and transit operations revenues, general and administrative expenses decreased to 6.2% for the nine months ended March 31, 2004 from 6.5% for the nine months ended March 31, 2003.

        Depreciation and amortization.    Depreciation and amortization expense from school bus operations was $17.4 million for the nine months ended March 31, 2004 compared to $16.8 million for the nine months ended March 31, 2003, an increase of $0.6 million, or 3.6%. The increase was primarily due to an increase in depreciation in connection with purchases of new vehicles.

        Depreciation and amortization expense from paratransit and transit operations was $1.8 million for the nine months ended March 31, 2004 compared to $1.9 million for the nine months ended March 31, 2003, a decrease of $0.2 million, or 8.6%. This decrease was primarily due to a $0.1 million reduction in depreciation expense due to vehicles sold in 2003 in connection with the sale of unprofitable contracts.

        Income (loss) from operations.    Operating loss from school bus operations was $4.1 million for the nine months ended March 31, 2004 compared to an operating loss of $1.1 million for the nine months ended March 31, 2003, an increase of $3.0 million, or 272.3%, due to the net effect of the items discussed above.

        Operating income from paratransit and transit operations was $1.0 million for the nine months ended March 31, 2004 compared to operating income of $1.8 million for the nine months ended March 31, 2003, a decrease of $0.8 million, or 43.0%, due to the net effect of the items discussed above.

        Interest expense.    Interest expense from continuing operations was $10.7 million for the nine months ended March 31, 2004 compared to $9.7 million for the nine months ended March 31, 2003, an increase of $0.9 million, or 9.7%. The increase was primarily due to an increase of $2.0 million in interest on our exit financing senior secured notes (consisting of $2.3 million due to an interest rate increase, partially offset by $0.3 million due to lower average borrowing balances) and an increase of $0.6 million due to a reduction in interest allocated to our discontinued bus sales operations, partially offset by a decrease of $1.6 million in interest on the 10 3/4% senior secured notes, which ceased accruing interest from the date of filing of our Chapter 11 bankruptcy case and a $1.3 million decrease in our revolving loans and vehicle acquisition loans.

        Reorganization costs.    AETG and its affiliate debtors, including our company (except Atlantic North Casualty Company), filed for protection from their creditors under Chapter 11 of the United States Bankruptcy Code on August 16, 2002. The Bankruptcy Court confirmed our plan of reorganization on September 4, 2003 and it became effective on December 24, 2003. During the nine months ended March 31, 2004, we incurred $11.2 million of reorganization costs in connection with our Chapter 11 bankruptcy case, consisting primarily of fees for our restructuring advisors, legal counsel, our creditors' restructuring advisors and legal counsel, approximately $3.0 million in net success fees to our and our creditors' restructuring advisers plus approximately $1.1 million in restructuring bonuses to our management and key employees. For the nine months ended March 31, 2003, reorganization costs were $5.6 million.

        Forgiveness of indebtedness.    As a result of our plan of reorganization becoming effective, the Bankruptcy Court discharged secured and unsecured debt, trade and other miscellaneous claims and accrued interest, which resulted in our recognition of $58.6 million of forgiveness of indebtedness from continuing operations. The holders of our 10 3/4% senior secured notes and GSC, holder of an $8.2 million supplemental bank loan, were given a one time payment of $0.5 million, and 100% of the capital stock of AETG in exchange for these debts.

        Income (loss) before provision for income taxes and discontinued operations.    Due to the net effect of the items discussed above we experienced income from operations before provision for income taxes and discontinued operations of $33.5 million for the nine months ended March 31, 2004, which after excluding $58.6 million of forgiveness of indebtedness income would have resulted in a loss before provision for income taxes and discontinued operations of $25.1 million compared to a loss of $15.0 million for the nine months ended March 31, 2003.

        Income (loss) from discontinued operations.    We experienced a loss from discontinued operations of $0.2 million for the nine months ended March 31, 2004 (which includes $1.4 million forgiveness of indebtedness income) compared to a loss from discontinued operations of $0.3 million for the nine months ended March 31, 2003, a decrease in loss of $0.1 million.

Fiscal 2003 Compared to Fiscal 2002

        Revenues.    Revenues from school bus operations were $300.4 million for fiscal 2003 compared to $288.0 million for fiscal 2002, an increase of $12.4 million, or 4.3%. This increase was due primarily to $14.5 million in net contract rate increases and increases in service requirements of existing contracts, partially offset by $2.1 million of lost contracts.

        Revenues from paratransit and transit operations were $48.6 million for fiscal 2003 compared to $57.0 million for fiscal 2002, a decrease of $8.4 million, or 14.7%. This decrease was primarily due to (1) $3.6 million in lost contracts, (2) $2.6 million of unprofitable contracts sold during fiscal 2003 and (3) $2.2 million in net decreases in service requirements of existing contracts.

        Cost of operations.    Costs of operations of school bus operations was $258.6 million for the year ended June 30, 2003, compared to $260.6 million for the year ended June 30, 2002, a decrease of $2.1 million or 0.8%. This decrease was primarily due to our implementation of cost cutting initiatives in order to streamline operations and improve profitability and cash flow. We were able to reduce overtime costs to $0.9 million in fiscal 2003 from $3.0 million fiscal 2002. In addition, we were able to reduce costs of parts and supplies and employee benefits by $1.9 million and $0.8 million, respectively. Our insurance costs remained stable. As a percentage of revenues of school bus operations, labor costs were 50.3% for fiscal 2003 compared to 52.0% for fiscal 2002. Employee benefits and parts and related supplies as a percentage of revenue were reduced to 16.3% and 2.7% in fiscal 2003 from 17.3% and 3.5% in fiscal 2002, respectively,

        Cost of operations of paratransit and transit operations was $40.6 million for the year ended June 30, 2003 compared to $50.9 million for the year ended June 30, 2002, a decrease of $10.4 million or 20.3%. The decrease was primarily due to lower revenues as well as our implementation of cost cutting initiatives. We were able to reduce overtime costs to $2.1 million in fiscal 2003 from $3.8 million in fiscal 2002. Labor costs decreased to $23.4 million in fiscal 2003 from $29.4 million in fiscal 2002, a decrease of $6.0 million. Employee benefits decreased to $5.8 million in fiscal 2003 from $8.1 million in fiscal 2002, a decrease of $2.3 million. As a percentage of revenues, labor costs and employee benefits decreased to 60.0% in fiscal 2003 from 65.8% in fiscal 2002.

        General and administrative expenses.    General and administrative expenses from school bus operations were $16.6 million for fiscal 2003 compared to $18.9 million for fiscal 2002, a decrease of $2.3 million, or 12.0%. This decrease was primarily due to (1) a $1.0 million reduction in professional fees, (2) a $0.8 million write-off of indebtedness due from our parent, AETG, and forgiven in fiscal 2002, (3) a $0.8 million reduction in advertising, promotion and recruiting expenses and (4) a $0.2 million reduction in provision for bad debts, partially offset by a $0.9 increase in administrative payroll and fringe benefits. As a percentage of revenues, general and administrative expenses from school bus operations decreased to 5.5% for fiscal 2003 from 6.6% for fiscal 2002.

        General and administrative expenses from paratransit and transit operations were $2.9 million for fiscal 2003 compared to $4.6 million for fiscal 2002, a reduction of $1.7 million, or 35.5%. This decrease was primarily due to (1) a $0.9 million reduction in administrative payroll and fringe benefits due to contracts lost, (2) a $0.5 million reduction in professional fees and (3) a $0.1 million reduction in advertising, promotion and recruiting expenses. As a percentage of revenues, general and administrative expenses from paratransit and transit operations decreased to 6.0% for fiscal 2003 from 8.0% for fiscal 2002.

        Depreciation and amortization.    Depreciation and amortization expense from school bus operations was $22.6 million for fiscal 2003 compared to $22.5 million for fiscal 2002, an increase of $0.1 million.

        Depreciation and amortization expense from paratransit and transit operations was $2.5 million for fiscal 2003 and fiscal 2002, respectively.

        Contract rights impairment.    Transportation contract rights primarily represent the value we assigned to the cost of investments in school bus companies in excess of book value of the companies acquired. In addition, we have purchased from unrelated third parties certain transportation contract rights with respect to revenue contracts and travel routes. We review the value assigned to school bus transportation contract rights annually to determine if they have been impaired in value. We recorded an impairment charge of $2.8 million for fiscal year ended June 30, 2002, which is included in the school bus operations segment, to adjust the transportation contract rights to fair value. There were no impairment charges for the year ended June 30, 2003. Transportation contract rights are amortized over a twelve year period.

        Income (loss) from operations.    Operating income from school bus operations was $2.6 million for fiscal 2003 compared to a $16.9 million operating loss for fiscal 2002, an increase of $19.5 million, due to the net effect of the items discussed above.

        Income from operations of the paratransit and transit operations was $2.6 million for fiscal 2003 compared to a $1.1 million operating loss for fiscal 2002, an increase of $3.7 million, due to the net effect of the items discussed above.

        Interest expense.    Interest expense from continuing operations was $12.9 million for fiscal 2003 compared to $24.3 million for fiscal 2002, a decrease of $11.4 million, or 47.0%. This decrease was due primarily to (1) a $11.2 million decrease in interest on the 10 3/4% senior secured notes, which ceased accruing interest from the date of the filing of our Chapter 11 bankruptcy case, (2) a $0.8 million decrease in connection with insurance premium financing, (3) a $0.7 million decrease in interest from the sale of receivables, and (4) a $0.3 million decrease in interest in connection with our $12.5 million supplemental debtor-in-possession financing facility, which was partially offset by a $0.9 million increase in the amortization of deferred financing charges.

        Reorganization costs.    AETG and its affiliate debtors, including our company (except Atlantic North Casualty Company), filed a petition for reorganization relief under Chapter 11 on August 16, 2002. The Bankruptcy Court confirmed our plan of reorganization on September 4, 2003. During fiscal 2003, we incurred $8.2 million of reorganization costs in connection with our Chapter 11 bankruptcy case, consisting primarily of fees for our restructuring advisors and legal counsel and our creditors' restructuring advisors and legal counsel.

        Income (loss) before provision for income taxes and discontinued operations.    Due to the net effect of the items discussed above, we experienced a loss from continuing operations of $16.0 million for fiscal 2003 compared to a loss from continuing operations of $43.9 million for fiscal 2002, a decrease of $27.8 million.

        Income (loss) from discontinued operations.    We experienced a loss from discontinued operations of $4.2 million for fiscal 2003, including impairment losses of $2.7 million, compared to a loss from discontinued operations of $13.3 million for fiscal 2002, which includes a $10.2 million goodwill impairment charge, a decrease of $9.1 million.

Fiscal 2002 Compared to Fiscal 2001

        Revenues.    Revenues from school bus operations were $288.0 million for fiscal 2002 compared to $276.6 million for fiscal 2001, an increase of $11.4 million, or 4.1%. This increase was due primarily to net contract rate increases and increases in service requirements of existing contracts, partially offset by $0.7 million of net lost contracts.

        Revenues for paratransit and transit operations were $57.0 million for fiscal 2002 compared to $75.7 million for fiscal 2001, a decrease of $18.8 million, or 24.8%. This decrease was primarily due to (1) an $11.8 million decrease in revenues resulting from assignment to other service providers of our contracts with the Southeastern Pennsylvania Transportation Authority, (2) $6.0 million of lost contracts and (3) $4.7 million in net decreases in service requirements of existing contracts, partially offset by $3.7 million of new contracts.

        Cost of operations.    Cost of operations of school bus operations was $260.6 million for the year ended June 30, 2002 compared to $232.5 million for the year ended June 30, 2001, an increase of $28.2 million or 12.1%. For the year ended June 30, 2002 vehicle and workers compensation insurance costs increased significantly to $31.3 million in fiscal 2002 from $15.0 million in fiscal 2001, an increase of $16.2 million or 108.0%. We believe this increase was due to economic factors affecting insurance companies and the insurance industry and not a result of our rate profile during that period. Our cost of fuel decreased $2.0 million while our health and welfare costs increased $3.5 million primarily due to significant increases under a labor contract with employees who are associated with our DOE contract.

        Cost of operations of paratransit and transit operations was $50.9 million for the year ended June 30, 2002, compared to $61.9 million for the year ended June 30, 2001, a decrease of $11.0 million or 17.8%. Although our revenues decreased by $18.8 million, vehicle insurance and workers compensation insurance costs remained at $4.0 million due to significant increases in the costs which affected the entire industry. Vehicle lease and facility rent expense increased to $2.4 million in fiscal 2002 from $1.4 million in fiscal 2001. As a percentage of revenue, fuel costs decreased by 0.9%.

        General and administrative expenses.    General and administrative expenses from school bus operations were $18.9 million for fiscal 2002 compared to $16.8 million for fiscal 2001, an increase of

$2.1 million, or 12.6%. This increase was primarily due to (1) a $1.1 million increase in professional fees due primarily to fees paid to bankruptcy counsel prior to the filing of our Chapter 11 bankruptcy case, (2) a $0.6 million increase in administration payroll and fringe benefits, (3) $0.8 million of write-off of indebtedness due from our parent, AETG, (4) a $0.2 million increase in office supplies and expenses and (5) a $0.2 million increase in reserves for bad debts, partially offset by a $0.7 million decrease in advertising, promotional and recruiting expenses. As a percentage of revenues, general and administrative expenses of school bus operations increased to 6.6% in fiscal 2002 from 6.1% in fiscal 2001.

        General and administrative expenses from paratransit and transit operations was $4.6 million for fiscal 2002 compared to $5.0 million for fiscal 2001, a decrease of $0.4 million, or 7.9%. This decrease was primarily due to (1) a $0.5 million decrease in administrative payroll and fringe benefits and (2) a $0.1 million increase in office supplies and expenses, partially offset by a $0.2 million increase in professional fees.

        Depreciation and amortization.    Depreciation and amortization expense from school bus operations was $22.5 million for fiscal 2002 compared to $19.6 million for fiscal 2001, an increase of $2.9 million, or 14.9%. This increase was primarily due to a $2.7 million increase in depreciation in connection with purchase of new vehicles and a $0.3 million increase in amortization of contract rights.

        Depreciation and amortization expense from paratransit and transit operations was $2.5 million for fiscal 2002 compared to $2.7 million in fiscal 2001, a decrease of $0.2 million, or 6.1%. This decrease was primarily due to $0.5 million in depreciation in connection with assets of subsidiary companies who have lost contracts, partially offset by a $0.3 million increase in depreciation in connection with the purchase of new vehicles of subsidiaries who have existing contracts.

        Contract rights impairment.    Transportation contract rights primarily represent the value we assigned to the cost of investments in school bus companies in excess of the book value of the companies acquired. In addition, we have purchased from unrelated third parties certain transportation contract rights with respect to revenue contracts and travel routes. We review the value assigned to transportation contract rights annually to determine if they have been impaired in value. We recorded an impairment charge of $2.8 million for the year ended June 30, 2002, that is included in the school bus operations segment, to adjust transportation contract rights to fair value. There were no impairment charges recorded for the year ended June 30, 2001. Transportation contract rights are amortized over a twelve year period.

        Income (loss) from operations.    Operating loss from school bus operations was $16.9 million for fiscal 2002 compared to $7.7 million operating income for fiscal 2001, a decrease of $24.5 million, due to the net effect of the items discussed above.

        Operating loss from paratransit and transit operations was $1.1 million for fiscal 2002 compared to operating income of $6.1 million for fiscal 2001, a difference of $7.3 million, due to the net effect of the items discussed above.

        Interest expense.    Interest expense from continuing operations was $24.3 million for fiscal 2002 compared to $24.6 million for fiscal 2001, a decrease of $0.3 million, or 1.3%. This decrease was due primarily to a $1.4 million reduction in interest on our 10 3/4% senior secured notes, due to our repurchase of $30.0 million of those notes in fiscal 2001, and a $0.6 million reduction in interest in connection with our senior lending facilities, which was partially offset by a $0.9 million reduction in interest charges from discontinued operations, a $0.7 million increase in interest in connection with insurance premium financing, and a $0.3 million increase in amortization of deferred financing expenses.

        Income (loss) before provision for income taxes and discontinued operations.    Due to the net effect of the item described above, we experienced a net loss from continuing operations of $43.9 million for fiscal 2002 compared to a net loss from continuing operations of $11.3 million for fiscal 2001, an increase of $32.6 million.

        Loss from discontinued operations.    We experienced a loss from discontinued operations of $13.3 million for fiscal 2002, compared to a loss of $2.8 million in fiscal 2001, an increase of $10.4 million. We review the value assigned to goodwill and other intangible assets annually to determine if they have been impaired in value. Due to losses sustained by our bus sales operations over the past few years and increasing competition in the bus sales market, we determined that the carrying value of its goodwill for our bus sales operations exceeded the fair value and recognized an impairment charge of $10.2 million in fiscal 2002 (included in this loss). There were no impairment charges recorded in fiscal 2001.

Liquidity and Capital Resources

        Our plan of reorganization was confirmed on September 4, 2003 and became effective on December 24, 2003. As part of the exit financing, many of the reorganized debtors entered into an Amended and Restated Loan and Security Agreement for a maximum of $100.0 million in revolving loans, letter of credit accommodations and vehicle acquisition loans, and issued $45.0 million in aggregate principal amount of exit financing senior secured notes. At March 31, 2004 our debt under the exit financing senior credit facility was $71.6 million and we had $4.5 million in borrowing availability, based on our borrowing base calculations; and our debt under the exit financing senior secured notes was $45.7 million, including $0.7 in capitalized payment-in-kind intereSt. As of March 31, 2004, our total debt and stockholder's equity were $131.1 million and $82.9 million, respectively. In connection with the offering of the notes on April 22, 2004, we incurred prepayment penalties of approximately $3.9 million to repay the exit financing facilities.

        On April 22, 2004, we issued an aggregate of 115,000 units of which 105,000 units each consisted of $1,000 principal amount of the 12% senior secured notes due 2008 and one warrant to purchase one of our common shares and 10,000 units each consisted of $1,000 principal amount of the senior secured floating rate notes due 2008 and one warrant. The aggregate principal amount of the notes is $115,000,000. The gross proceeds of $115.0 million, reduced by transaction costs of $10.3 million, resulted in net proceeds of $104.7 million. Annual interest on the 12% senior secured floating rate notes due 2008 is equal to the applicable LIBOR rate plus a margin of 9.2%. We will make interest payments on the notes on a semiannual basis in cash beginning October 15, 2004 through their maturity date.

        The notes and warrants are not separately transferable until the earliest to occur of 180 days after their issuance, the date on which a registration statement for a registered exchange offer with respect to the notes is declared effective under the Securities Act, the date on which a shelf registration statement with respect to the warrants is declared effective under the Securities Act, or on such date as the initial purchaser for such securities in its sole discretion shall determine.

        On a preliminary basis, we have assigned a value to the warrants (and therefore an original issue discount to the notes) of $13.1 million in total based upon a preliminary equity valuation of our company of approximately $87 million. Each individual warrant, as of the date of their issuance, has a value of $113.48.

        The notes and related guarantees are senior secured obligations and will rank equal in right of payment to all other existing and future senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes are secured by a first priority lien on all but two of our owned real properties and on substantially all of our owned motor vehicles, and a second priority lien on those of our assets that secure our obligations under the senior credit facility on a first priority basis.

        The indenture governing the notes provides for optional redemption, a repurchase provision upon the existence of excess cash flow, as defined therein, and contains covenants typical of such arrangements as well as a covenant on the maintenance of a minimum trailing twelve months EBITDA, as defined therein, of $23 million determined quarterly.

        Concurrent with the closing of the offering of the units, we entered into a new senior credit facility with Congress Financial Corporation with up to $20.0 million of borrowing availability under a revolving credit facility, subject to customary borrowing conditions and covenants, one of which is the maintenance of a minimum trailing twelve months EBITDA, as defined therein, of $23 million determined monthly. The facility also provides for up to $10.0 million in available letters of credit.

        On April 22, 2004, we paid off both exit financing facilities, including prepayment penalties with the net proceeds of the offering of the notes and the use of $6.6 million from the senior credit facility. We recorded a charge to interest expense of approximately $9.7 million consisting of the write-off of deferred finance charges of approximately $5.4 million, $3.9 million of prepayment penalties, and $0.4 million of penalty interest in connection with our exit financing senior secured notes. On May 18, 2004 we received $6.5 million from the release of cash collateral under an automobile insurance policy in exchange for issuing a letter of credit under the senior credit facility. Professionals who are owed approximately $9.1 million of the $13.4 million outstanding administrative priority claims in our Chapter 11 bankruptcy case have agreed to accept payments as follows: $3.1 million in May 2004, and the balance in two equal installments in October 2004 and December 2004.

        In June 2004, we entered into a receivables purchase agreement with our senior credit facility lender, Congress Financial Corporation, to sell to Congress, without recourse, certain accounts receivable. Under the receivable purchase agreement, Congress may purchase our receivables, up to a maximum of $5.0 million, at the gross amount of such accounts (less three and one-quarter percent purchase commission) and would immediately credit 85% of this amount to us, with the balance paid to us upon Congress receiving cumulative collections on all receivables purchased in excess of the purchase price previously credited.

        We are in the process of selling the assets of and closing our New Jersey bus sales operations and liquidating our captive insurance company, Atlantic North Casualty Company. We estimate that we will receive gross proceeds of $2.2 million from the sale of assets of our New Jersey bus sales operations, in addition to the $1.9 million that we have realized as of March 31, 2004, and net proceeds of approximately $3.1 million from the liquidation of our insurance reserves (the "Loss Portfolio Transfer") of Atlantic North Casualty Company. In connection with the Loss Portfolio Transfer, we have entered into discussions with various parties to purchase our insurance reserves. At this time, we are unable to determine if we will incur a loss to effect this transaction.

        Capital expenditures from continuing operations for the nine months ended March 31, 2004, and the fiscal years ended June 30, 2003 and 2002 totaled $16.7 million, $11.5 million and $18.3 million, respectively. We anticipate capital expenditures of approximately $18.0 million in fiscal 2004, which includes $5.4 million for new vehicles purchased primarily in connection with additional routes received in connection with our DOE contract, from which we expect to generate an additional $20.0 million in revenues in fiscal 2004.

        We had a strike in April 2004 affecting our paratransit operations, although prior to that we had not had a strike or work stoppage in the past ten years. On May 6, 2004, the strike ended and we are in the process of entering into a new collective bargaining agreement with the relevant union. We believe that the strike did not have, and neither the strike nor the new agreement will have, a material adverse effect on our results of operations.

        In May 2004, we were notified that we were unsuccessful in rebidding our contract with the St. Louis, Missouri Board of Education, which represented approximately 3.4% of the revenues for our school bus operations in the nine months ended March 31, 2004. This contract had generated negative EBITDA for such period, primarily as a result of the St. Louis Board of Education eliminating 90 of our previously serviced bus routes. We will continue our other transportation services contract in the St. Louis area, which represents approximately 3.4% of the revenues of our school bus transportation operations for the nine months ended March 31, 2004 and had generated positive EBITDA in such period. We use four facilities in St. Louis to service our operations there, three of which are leased and one of which is owned. One lease expires on June 30, 2004, and we intend to sell or lease our owned property after the St. Louis Board of Education contract expires. We will continue to use the remaining two facilities to service our other operations in the St. Louis area. We plan to sell or utilize the vehicles we used for the St. Louis Board of Education contract for new contracts that we intend to bid on or for other contracts in lieu of making proposed vehicle capital expenditures. We cannot assure you that we will be able to sell or lease our owned property in St. Louis, sell the owned vehicles or be successful in new bids that can utilize those vehicles.

        In May 2004, we were notified that we were unsuccessful in rebidding our paratransit contract in Arizona. The vehicles we used for this contract were all provided for by the customer and will have no future cost to us after December 2004.

        We operated a fleet of approximately 6,400 vehicles as of March 31, 2004 and consume substantial quantities of fuel for our operations. Based on our current operations, an increase in fuel costs of ten cents per gallon will increase our cost of fuel purchased by approximately $1.1 million on an annual basis. No assurance can be given that we will be able to adequately protect ourselves from fluctuating fuel costs

        We intend to continue to selectively acquire contracts, especially those requiring minimum capital expenditures, to the extent that we are able to finance these from operating cash flows and/or additional equity contributions.

        The statements regarding our anticipated capital expenditures and service requirements are "forward looking" statements which involve unknown risks and uncertainties, such as our ability to meet or exceed our growth plans and/or available financing, which may cause actual capital expenditures to differ materially from currently anticipated amounts. See "Forward-Looking Statements" on page ii.

        We have recently experienced or anticipate experiencing the following negative impacts on our cash flows from operations: (i) additional expenses arising in May 2004 which related to, but were not originally projected under, our Chapter 11 bankruptcy case and the consummation of our exit financing facilities, (ii) increases in deferred financing costs relating to the offering of the outstanding notes and warrants and the filing of registration statements relating to such securities, (iii) anticipated larger than expected increases in fuel expenses for fiscal 2004 and 2005 primarily due to continued price increases in the cost of fuel, (iv) recent cash vehicle capital expenditures that were anticipated to be operating lease transactions, and (v) excess availability requirements under the senior secured indebtedness not originally contemplated. Based upon these factors coupled with the impact of the higher actual interest costs on the outstanding borrowings, we believe that we will need additional funding to finance our operations and execute our business plan over the next twelve months. We believe that funding alternatives are available, including the sale of certain assets or operations or the sale and leaseback of certain properties, requesting an accelerated return of all or a portion of cash collateral held by one of our insurance companies or potential additional funding from debt or equity sources. However there is no assurance that we will be successful in securing these financing alternatives.

        Net cash provided by operating activities.    Net cash provided by operating activities was $12.5 million for the nine months ended March 31, 2004, primarily due to cash of $20.4 million resulting from changes in the components of working capital ($22.2 million of which was from increases in accounts payable, accrued expenses, other current liabilities and accrued compensation, plus $22.4 million of non-cash items of depreciation and amortization, offset by $29.5 million used in operating activities.

        Net cash provided by operating activities was $13.2 million for the nine months ended March 31, 2003, primarily due to cash of $5.0 million resulting from changes in the components of working capital, plus $22.2 million of non-cash items of depreciation and amortization, offset by $14.0 million used in operating activities.

        Net cash provided by operating activities was $12.8 million for fiscal 2003, primarily due to $31.9 million of non-cash items of depreciation and amortization ($30.0 million) and non-cash items of goodwill and transportation contract right impairment charges ($1.9 million) partially offset by $19.1 million used in operating activities. Net cash provided by operating activities in fiscal 2002 was $11.3 million primarily due to cash of $16.2 million resulting from (1) changes in components of working capital (primarily consisting of an $11.5 million decrease in accounts receivable due to better collection,) (2) $29.5 million non-cash items of depreciation and amortization, (3) $13.0 million non-cash items of goodwill and contract impairment charges, and (4) a non-cash charge of $6.7 million related to increasing our insurance reserves, offset by $54.1 million used in operating activities.

        Net cash provided by (used in) investing activities.    For the nine months ended March 31, 2004, we made $16.7 million of capital expenditures, including $5.4 million for vehicle capital expenditures relating to additional routes received from the DOE. Of these, $7.5 million of capital expenditures were directly financed with capital leases, and the balance of capital expenditures was financed from operating cash flows.

        For the nine months ended March 31, 2003, we made $9.6 million of capital expenditures, $2.8 million of which were directly financed with purchase money mortgages and the balance of which was financed from operating cash flows. We received $5.4 million of proceeds form the sale or redemption of marketable securities. Restricted cash and cash equivalents decreased by $3.4 million.

        For fiscal 2003, we made $11.5 million of capital expenditures to acquire additional vehicles and equipment. Of these capital expenditures, $2.8 million were directly financed with purchase money mortgages and the balance were financed from operating cash flows. We purchased $3.9 million of marketable securities and received $5.8 million of proceeds from the sale or redemption of marketable securities. For fiscal 2002, we made $18.3 million of capital expenditures that we financed from operating cash flows. Purchases of marketable securities were $7.0 million in fiscal 2002 and proceeds from sale or redemption of marketable securities were $8.9 million.

        Net cash used in financing activities.    Net cash used in financing activities totaled $6.4 million for the nine months ended March 31, 2004 due to (1) $31.8 million net payments under the revolving line of credit and DIP financing facility, (2) $12.5 million repayment of the GSC DIP loan, (3) $6.7 million new deferred financing costs, (4) $2.4 million in payments on borrowings under capital leases and purchase money mortgages, and (5) $0.5 million in payments to holders of our 10 3/4% senior secured notes and GSC (lender of an $8.2 million supplemental loan), in connection with our plan of reorganization, offset by $45.0 million new borrowings under the exit financing senior secured notes (which were paid off by net proceeds from the offering of the notes) and $2.5 million borrowings from GSC under the additional DIP financing facility.

        Net cash used in financing activities for the nine months ended March 31, 2003 totaled $9.6 million due to $2.3 million principal payments on borrowings, $8.1 million reduction in net borrowings under our revolving line of credit, and $0.3 million deferred financing costs, offset by $1.0 million of proceeds from additional borrowings.

        Net cash used in financing activities for the year ended June 30, 2003 totaled $6.8 million due to $14.1 million net borrowings under our revolving line of credit and $3.0 million principal payments on borrowings offset by $10.0 million proceeds from the GSC DIP loan and $1.1 million of proceeds from additional borrowings. Net cash provided by financing activities for the year ended June 30, 2002 was

$10.9 million due to $9.0 million repayments under our revolving line of credit and $5.5 million capital contribution received from our parent company offset by $1.8 million principal payments on borrowings.

Commitments and Contractual Obligations

        Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and future minimum operating lease obligations as set forth in the following two tables.

        Since June 30, 2003, we have emerged from our Chapter 11 case, restructured much of our indebtedness pursuant to our plan of reorganization and entered into certain new contractual commitments and obligations. Accordingly, we believe it is more meaningful to show more recent information related to our contractual obligations rather than as of June 30, 2003.

        The following table shows our contractual obligations and commitments as of March 31, 2004 and their payment due by period.

	Payment due by period
	Total	2005	2006	2007	2008	2009	Thereafter
Actual payments:
Long-term debt	$6,875,225	$2,821,638	$2,155,595	$874,690	$342,813	$373,115	$307,374
Exit financing senior credit facility	71,643,774	71,643,774	—	—	—	—	—
Exit financing senior secured notes	45,734,631	—	—	45,734,631	—	—	—
Capital lease obligations	6,809,320	1,051,295	1,164,596	1,289,735	1,428,320	1,397,532	477,842
Operating lease obligations— real property	19,084,397	4,813,285	3,612,550	2,530,359	1,914,525	2,105,978	4,107,700
Operating lease obligations—transportation and other equipment	7,963,040	2,352,281	1,980,802	1,524,853	1,249,754	855,352	—
Management fees—related parties	2,500,000	500,000	500,000	500,000	500,000	500,000	—
Unsecured creditors	1,100,000	275,000	275,000	275,000	275,000	—	—
Priority tax claims	5,555,004	925,834	925,834	925,834	925,834	925,834	925,834

Total contractual cash obligations	$167,265,391	$84,383,107	$10,614,377	$53,655,102	$6,636,246	$6,157,810	$5,818,750

        The following table shows our contractual obligations and commitments as of March 31, 2004 and their payment due by period after giving effect to the establishment of the senior credit facility, the release of cash collateral, the offering of the notes and the application of net proceeds therefrom as if the transactions occurred on March 31, 2004.

	Payment due by period
	Total	2005	2006	2007	2008	2009	Thereafter
Payments as adjusted:
Senior secured notes	$115,000,000	$—	$—	$—	$—	$115,000,000	$—
Senior credit facility	6,209,621	$—	$6,209,621	$—	$—	$—	$—
Long-term debt	6,875,225	2,821,638	2,155,595	874,690	342,813	373,115	307,374
Capital lease obligations	6,809,320	1,051,295	1,164,596	1,289,735	1,428,320	1,397,532	477,842
Operating lease obligations— real property	19,084,397	4,813,285	3,612,550	2,530,359	1,914,525	2,105,978	4,107,700
Operating lease obligations—transportation and other equipment	7,963,040	2,352,281	1,980,802	1,524,853	1,249,754	855,352	—
Management fees—related parties	2,500,000	500,000	500,000	500,000	500,000	500,000	—
Unsecured creditors	1,100,000	275,000	275,000	275,000	275,000	—	—
Priority tax claims	5,555,004	925,834	925,834	925,834	925,834	925,834	925,834

Total contractual cash obligations	$171,096,607	$12,739,333	$16,823,998	$7,920,471	$6,636,246	$121,157,810	$5,818,750

        We have no off-balance sheet debt or similar obligations.

Quantitative and Qualitative Disclosures About Market Risks

        In the normal course of operations, we are exposed to market risks arising from adverse changes in interest rates. Market risk is defined for these purposes as the potential change in the fair value of financial assets or liabilities resulting from an adverse movement in interest rates. As of March 31, 2004, our only variable rate borrowings were under our exit financing senior credit facility and our exit financing senior secured notes, which were paid off on April 22, 2004 by the net proceeds of the offering of the units and use of our senior credit facility.

        As of April 30, 2004 our only material variable rate borrowings are our senior secured floating rate notes due 2008 and borrowings under the senior credit facility. See "Description of Certain Indebtedness—Senior Secured Notes" for a further description of the variable interest rate with respect to the senior secured floating rate notes due 2008 and "Description of Certain Indebtedness—Senior Credit Facility" for a further description of the variable interest rate with respect to our senior credit facility. As of May 19, 2004, we had approximately $10.0 million in letters of credit and $7.1 million of borrowings outstanding under our senior credit facility. A 100 basis point increase in interest rates, applied to our borrowings as of May 19, 2004, would result in an annual increase in interest expense and a corresponding reduction in cash flow of approximately $0.2 million.

Critical Accounting Policies

        In presenting our consolidated financial statements in conformity with U.S. generally accepted accounting principles, we are required to make estimates and judgments that affect the amounts reported therein. Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on our reported financial condition or results of operations.

        Property, Plant and Equipment.    We depreciate our property, plant and equipment over their useful lives, which range from 3 to 31.5 years on a straight-line basis. These useful lives are based upon our estimates of the periods that the assets will provide economic benefit. Our policy is to review the carrying value of our long-lived assets whenever events or changes in circumstances occur that indicate the carrying value may not be recoverable. Our definite life assets will continue to be depreciated or amortized over their estimated useful lives and are subject to the impairment criteria as required by SFAS No. 144.

        Transportation Contract Rights.    Transportation contract rights primarily represent the value we assigned to the cost of investments in school bus companies in excess of the book value of the companies acquired. In addition, we have purchased from unrelated third parties certain transportation contract rights with respect to revenue contracts and travel routes. We review the value assigned to transportation contract rights annually to determine if they have been impaired in value. We recorded an impairment charge of $2.8 million for the year ended June 30, 2002, that is included in the school bus operations segment to adjust the transportation contract rights to fair value. Transportation contract rights are amortized over a twelve year period.

        Income Taxes.    We follow the liability method under SFAS No. 109, "Accounting for Income Taxes." The primary objectives of accounting for taxes under SFAS No. 109 are to (1) recognize the amount of tax payable for the current year and (2) recognize the amount of deferred tax liability or asset for the future tax consequences of events that have been reflected in our financial statements or tax returns. When the realization of a deferred tax asset is not considered to be more likely than not, a valuation allowance is recorded against that deferred tax asset.

        We file consolidated federal and state income tax returns with our parent and its affiliates. The income tax charge or benefits allocated to us is based upon an allocation method determined by the group under its tax sharing agreement. The balance identified as deferred tax assets and liabilities can, in substance, be considered the equivalent to amounts due from and due to this affiliated group based upon the application of this method.

        Allowance for Doubtful Accounts.    We maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. We estimate uncollectible amounts based upon historical bad debts, current customer receivable balances, age of customer receivable balances, the customer's financial condition and current economic trends. If the actual uncollected amounts were to significantly exceed the estimated allowance, our results of operations would be materially adversely affected.

        Revenue Recognition.    Revenues from school bus and paratransit and transit operations are recognized when services are provided. We bill our customers on a monthly basis based upon the completion of bus routes and service hours completed to all paratransit customers, which in most cases are based upon contracts or extension agreements we have with our customers. Under our largest contract, the DOE retains 5% of our monthly billing (retainage) which is normally returned in August of the following fiscal year based upon us completing contractual service for the prior school year.

        Insurance Reserves.    As of March 31, 2004 we had approximately $6.0 million in recorded insurance reserves. These reserves included reserves for employee health, workers' compensation deductibles and vehicle liability insurance deductibles for which we were self-insured. As such, our insurance expense for these items is largely dependent on our claims experience and our ability to control our claims. We have consistently accrued the estimated liability for our self-insured employee health insurance based on our history of claims experience and time-lag between the claim date and the date the cost is paid. Based upon these factors we recorded a $1.1 million additional charge to health insurance during fiscal 2002. We have recorded estimated insurance reserves for workers' compensation and vehicle liability deductibles based upon a third party actuarial valuation of the outstanding liabilities. Based upon the actuarial valuation, we recorded a $1.3 million actuarial charge to workers' compensation during fiscal 2002. Although the estimates of these accrued liabilities and reserves are based upon the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

        We fund our current vehicle liability and workers' compensation deductibles based upon our insurance carriers' initial "loss pick," or loss fund. For the current insurance policy periods these will total $12.7 million and $11.0 million respectively. In addition, we pay fronting charges consisting of claims handling, administrative and risk transfer charges and taxes. We initially charge to operations our estimate of loss costs based upon our history of claims experience and fronting charges. As such these expenses are largely dependent on claims experience and our ability to control our claims. We receive from our insurance carriers on a quarterly basis calculations of selected ultimate losses and adjust our charges to operations accordingly. It is possible that these selected losses may change from quarter to quarter. In the fourth quarter of fiscal 2002 we recorded an additional charge to operations of $2.7 million in relation to vehicle liability expense for the period from February 28, 2001, to June 30, 2002, and in the fourth quarter of fiscal 2003 we recorded a reduction of vehicle liability expense of $1.2 million based upon statistical information received from our insurance carrier for the period from July 1, 2002, to February 28, 2003. In the second quarter of fiscal 2004, we recorded a reduction in vehicle liability expense of $0.5 million based upon statistical information received from our insurance carrier for the period from February 28, 2003 to December 31, 2003. In the third quarter of fiscal 2004, we recorded net reductions in vehicle liability expense of $0.2 million based upon statistical information received from our insurance carrier for the period June 30, 2001 to February 28, 2003. Also, in the third quarter of fiscal 2004, we recorded a net reduction in workers compensation insurance expense of $0.8 million based upon statistical information received from our insurance carrier for the period January 1, 2001 to December 31, 2003.

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") approved Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. We adopted SFAS No. 142 on July 1, 2002. The adoption of SFAS No. 142 resulted in our discontinuation of amortization of goodwill; however, we are required to test goodwill for impairment annually.

        SFAS No. 142 requires disclosure of what net income would have been in all periods presented in the financial statements, exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects), among other items. The adjusted net income for this disclosure requirement would be as follows:

	Year Ended June 30,			Nine Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Reported net income (loss)	$(14,629,926)	$(57,424,741)	$(20,503,420)	$(15,385,993)	$32,814,128
Add back:
Goodwill amortization	325,908	325,908	—	—	—

Adjusted net income (loss)	$(14,304,018)	$(57,098,833)	$(20,503,420)	$(15,385,993)	$32,814,128

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this statement did not have any effect on our financial statements.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Under this statement, a single accounting model is to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. In addition, this statement broadens the presentation of discontinued operations to include more disposal transactions. We adopted SFAS No. 144 on July 1, 2002 and have accounted for our discontinued operations in accordance with this statement.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting the cost associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3 ("Issue

No. 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The primary difference between this statement and Issue 94-3 relates to it requirements for recognition of a liability for a cost associated with an exit or disposal activity. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material effect on our financial statements.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value. The initial recognition and measurement provisions of FIN 45 are applicably on a prospective basis, to guarantees issued or modified after December 31, 2002. FIN 45 also elaborates on the disclosures to be made by the guarantor in its interim and annual statements about its obligations under certain guarantees that it has issued. These disclosure requirements are effective for financial statements ending after December 31, 2002. The adoption of this statement did not have any effect on our financial statements.

        In January 2003, the FASB released Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that all primary beneficiaries of Variable Interest Entities ("VIE") consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs to which an enterprise obtains an interest after that date. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. We do not have any arrangements with variable interest entities that require consolidation of their financial information into its financial statements. FIN 46 is not expected to have any impact on our financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as for provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective dates. The adoption of this pronouncement did not have a material effect on the results of operations or financial position.

        In May 2003, the FASB issues SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity, be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We do not expect the adoption of this pronouncement to have any effect on the results of operations or financial position.

        In December 2003, the FASB amended the computational guidance of SFAS No. 128, "Earnings per Share" ("EPS"). Under this statement, the number of incremental shares included in year-to-date diluted EPS would be computed using the average market price of common shares for the year-to-date period. This statement also requires that shares to be issued upon conversion of a mandatorily convertible security be included in basic EPS from the date that conversion becomes mandatory. The provisions of this statement are effective for fiscal years beginning after December 15, 2004. The adoption of this statement is not expected to have a material effect on the Company's calculation of EPS.

BUSINESS

Overview

        We are the fourth largest provider of school bus transportation in the United States and the leading provider in New York City, the largest market in which we operate. We also provide paratransit services for physically and mentally challenged passengers to public transit systems, and we offer fixed route transit, express commuter line and charter and tour bus services.

        We have been in operation for over 30 years and have grown from a small local bus company with a fleet of 16 buses to one of the largest national school bus transportation companies in the country with a fleet of approximately 6,400 vehicles as of March 31, 2004. We have focused on developing our favorable reputation in the areas of passenger safety, timeliness and quality of service, key factors used by school bus transportation administrators in selecting and renewing our services. We believe the expertise we have gained in our long operating history enables us to establish strong relationships with our customers and provides us with a competitive advantage when renewing contracts or bidding on new business. Customers representing 94.2% of our fiscal 2003 revenue from continuing operations have been with us for over five years.

        We generated revenues from continuing operations of $265.1 million and EBITDA of $63.1 million for the nine months ended March 31, 2004. Our presentation of EBITDA includes the impact of reorganization expenses we incurred in connection with our Chapter 11 bankruptcy case of approximately $8.2 million and $11.2 million for the fiscal year ended June 30, 2003 and the nine months ended March 31, 2004, respectively, and the forgiveness of indebtedness income we recorded in connection with our exit from our Chapter 11 bankruptcy case of approximately $58.6 million during the nine months ended March 31, 2004. As of March 31, 2004, we had total assets of $278.7 million.

        During the period from fiscal 1995 to fiscal 2001, we increased our EBITDA from $14.2 million to $32.8 million and revenues from continuing operations from $114.0 million to $352.3 million. However, in fiscal 2002, we incurred an EBITDA loss, and our net losses increased. We believe the primary factors leading to this decline were increased costs that were experienced by the school bus transportation industry as a whole and our inability to pass these costs on to our customers as a result of the fixed price customer contracts which are typical of our industry. Specifically, these increased costs were associated with (1) higher insurance rates, which we believe were due largely to investment losses experienced by insurance companies during the stock market decline and were not related to our own loss experience and (2) higher labor costs, including overtime and recruitment expenses, resulting from a tight labor market. As a result, on August 16, 2002, we chose to seek protection from our creditors under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Our plan of reorganization was confirmed by the Bankruptcy Court on September 4, 2003 and went effective on December 24, 2003.

        At the beginning of fiscal 2003, we hired Peter Frank, who has operated, purchased and sold businesses for over 25 years, as our Chief Restructuring Officer to complement the industry knowledge and experience of our existing management team. During our restructuring, we (1) adopted a number of cost cutting initiatives designed to improve our profitability and margins, (2) sold, or are in the process of selling or closing, certain of our non-core operations and (3) implemented new information and control systems. In some instances, we have capitalized on our strong customer relationships to successfully renegotiate existing contracts. We believe the full effect of these activities has not yet been completely realized in our performance. As a result of these measures, have realized EBITDA improvement of $25.5 million, from ($7.8) million in fiscal 2002 to $17.7 million in fiscal 2003 and reduced our net losses. Peter Frank will now continue as our Chairman of the Board.

Business Operations

        We derive our revenue from two segments:

School Bus Operations (88.1% of revenues from continuing operations for the nine months ended March 31, 2004)

        We have contracts to provide school bus transportation in 138 school districts in New York, Missouri, Vermont, Massachusetts, Illinois, California, Pennsylvania and New Jersey. We generally provide services for the transportation of open enrollment students through the use of standard school buses, and the transportation of physically or mentally challenged students through the use of an assortment of vehicles, including standard school buses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair-bound students. As of March 31, 2004, we had a fleet of approximately 6,000 vehicles to service our school bus operations, consisting of school buses, minivans and cars, lift and ramp-equipped vehicles, coaches and service and support vehicles. In May 2004, we were notified that we were unsuccessful in rebidding our contract with the St. Louis, Missouri Board of Education, which represented approximately 3.4% of the revenues for our school bus operations in the nine months ended March 31, 2004 and expires in June 2004.

        Services.    We generally provide services for transportation of open enrollment ("Regular Education") students through the use of standard school buses, and transportation for physically or mentally challenged ("Special Education") students through the use of an assortment of vehicles, including standard school buses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair bound students. In most jurisdictions serviced by us, escorts are required to accompany drivers on Special Education vehicles.

        Contracts.    Our school bus transportation contracts are awarded by school districts through a public bidding or RFP process. Our school bus transportation contracts have provided a relatively predictable and stable stream of revenues over their terms, which initially range from one to five years. Compensation under school bus transportation contracts is generally based upon a daily rate per vehicle, which is established either by public bidding or by proposal and negotiation with respect to RFP contracts. Contracts in New York City provide for the payment of the daily vehicle rate (which encompasses all of our costs, including driver and escorts) for days of scheduled performance in accordance with the school calendar and provides for payment of 85% of the daily rate for any vehicle not used due to school cancellations on any scheduled school day. Daily vehicle rates earned under contract renewals are generally increased from previous rates by application of the Consumer Price Index. Our cost increases have in the past and could in the future outpace such revenue increases. The number of vehicles required is determined by the school districts, initially pursuant to its bid specifications and/or RFP, and is subject to change.

        Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. Under our current arrangements with the DOE, we are required to secure the performance of our contracts with the DOE through the use of performance bonds plus cash retainages of 5% of amounts due to us. In most other instances, we have opted to satisfy our security performance requirements by posting performance bonds.

        Customers.    We have longstanding relationships with many of the school districts which we service. School districts with which we do business generally appoint a business manager and/or transportation supervisor to oversee school bus transportation operations. Larger school districts have separate bureaus or divisions, which regulate and supervise the provision of school bus transportation services. Passenger safety, timeliness and quality of service are among the factors used by school bus transportation administrators to evaluate us.

        In our experience, unless a school district is dissatisfied with the services of a school bus transportation contractor, school districts tend to extend existing contracts rather than solicit bids from potential replacement contractors, unless applicable law or the terms of the contract otherwise require. We believe that replacing an existing contractor through a bidding process generally has resulted in higher prices to districts than contract extensions because of the significant start-up costs that a replacement contractor faces. Bidding also exposes a school district to uncertainty in the quality of service which would be provided by a new contractor.

        Historically, school districts awarded school bus transportation contracts through a public bidding process by which such contracts were required to be awarded to the lowest responsible bidder, without regard to quality of service. However, management believes that, due in part to the poor performance of certain low-priced school bus transportation contractors, school districts will increasingly rely on a RFP process, which enables school administrators to broaden the factors considered when awarding a contract. Factors such as passenger safety, timeliness and quality of service, among others, are generally considered under the RFP process. In 1996, the State of New York (where we have our largest concentration of school bus transportation contracts) adopted legislation, which, for the first time, permitted school districts in the State of New York to select school bus transportation contractors through a RFP process. We believe that because of the reputation we have developed in the school bus transportation industry, we are well positioned to obtain contracts which are awarded by the RFP process as well as by public bidding. The DOE accounted for 37.7%, 36.8% and 34.7% of our revenues from continuing operations in fiscal 2003, 2002 and 2001, respectively. Our 17 contracts with the DOE have been extended through June 30, 2005. No other customer contributed greater than 8.9% of our revenues from continuing operations during these periods.

Paratransit and Transit Operations (11.9% of revenues from continuing operations for the nine months ended March 31, 2004)

        For fiscal 2004, we have contracts to provide paratransit service in New York and Arizona for physically and mentally challenged persons who are unable to use standard public transportation. We also reserve and schedule passenger service requests under our contract in Arizona. The remainder of our paratransit and transit operations revenue comes from fixed route transit, express commuter lines and charter and tour bus services. Prior to April 2003, we provided transportation services for pre-kindergarten children and Medicaid recipients. As of March 31, 2004, we operated approximately 400 vehicles to service our paratransit and transit operations. In May 2004, we were notified that we were unsuccessful in rebidding our contract in Arizona, which generated approximately 11.7% of the revenues for our paratransit and transit operations in the nine months ended March 31, 2004 and expires in December 2004.

        To enhance passenger safety and to satisfy paratransit contract requirements, we have instituted a comprehensive driver-training course, which encompasses defensive driving, passenger sensitivity, first aid and CPR procedures, passenger assistance techniques and detailed information about the disabilities of the passengers which we transport. Paratransit services are primarily funded by public transit systems.

        Services.    Our paratransit services are rendered based upon advance call-in requests for transportation, which are primarily scheduled by an independent third party. The paratransit services operation has developed a substantial degree of expertise in developing and providing transportation services required by our physically or mentally challenged passengers.

        Contracts.    The terms of our paratransit contracts initially range from one to five years. The scope of services and contract requirements vary considerably from one jurisdiction to another. The three general components of paratransit transportation services are (1) providing the actual transportation service, (2) reserving passenger requests for service and (3) sorting and scheduling passenger requests for service. Some of our customers require us to perform all three components of service while other customers perform one or more of such functions themselves or through third parties. Paratransit vehicles are generally provided by the transit agency. We are generally entitled to a specified charge per hour of vehicle service together with other fixed charges. Paratransit users pay us a fixed amount per trip determined by the local transit system governmental entity (which may be equal to or based upon prevailing public transportation fees in the jurisdiction in question), which is credited against the monthly contract price due from the local transit system.

        We have sold part of, and are in the process of selling or closing the remainder of, our bus sales operations, which we consider to be non-core businesses. We completed the sale of one of these businesses in August 2003 and are in the process of selling the assets of and closing the other.

Industry Overview

School Bus Transportation Industry

        The school bus transportation industry is characterized by contracts between transportation companies and the municipality seeking outsourced transportation. These contracts are generally for an original duration of one to five years, and often contain fixed pricing, whereby changes in underlying costs to transportation companies are not passed along to the municipality. We believe that the following trends affecting the school bus transportation industry provide us with significant opportunities to execute our business strategy:

        First, we believe the expected increase in school enrollment, attributable to a rise in the U.S. birth rate since 1984, will lead to growth in the school bus transportation industry. According to a 2003 report by the National Center for Education Statistics, enrollment in elementary and secondary schools increased from 45.4 million in 1988 to 53.9 million in 2001, an increase of 18.6%. According to the same source, enrollment in elementary and secondary schools is projected to increase through 2013. In addition, we believe that the demand for school bus transportation is generally insensitive to economic cycles and is fundamentally strong. We believe that resources required to effectively capitalize on the above-mentioned industry trends favor larger school bus contractors such as our company.

        Second, continuing consolidation is occurring among the over 5,000 private contractors which reportedly operate approximately one-third of the approximately 460,000 school buses in the United States. We believe that this consolidation is driven largely by the inability of smaller companies to absorb the costs of complying with increasingly stringent government regulations while still providing commensurate levels of service at competitive prices. The top four school bus transportation operators have approximately a 45% share of the outsourced market and thousands of smaller operators have the remaining 55%. Because of the highly fragmented nature of the market, we believe there are a number of potential acquisitions that could be made on a selective basis and on attractive terms. We believe these acquisitions should be a less capital intensive form of growth than bidding for new routes. Capitalizing on the trend towards consolidation and the highly fragmented nature of the market, we have acquired over 20 school bus companies in the last 15 years.

        Third, we believe that the privatization of student transportation, or the outsourcing of school bus transportation by municipalities, is an attractive cost- cutting option to school districts, which reportedly operate approximately two-thirds of the approximately 460,000 school buses in the United States. We believe additional privatization presents an opportunity for us to selectively expand our school bus transportation services.

Paratransit Industry

        Pursuant to the Americans with Disabilities Act of 1990, certain municipalities with public transit systems are required to provide paratransit services for physically and mentally challenged persons who are unable to use standard public transportation. Municipalities with larger public transit systems in the United States typically rely upon the private sector to perform paratransit services, while the small and medium size municipalities, collectively, outsource approximately one-half of their paratransit transportation services. Additionally, the municipality often provides the vehicles in paratransit arrangements, thereby reducing the capital outlays necessary from service providers to operate in this industry. According to the American Public Transportation Association, the paratransit market was estimated to be approximately $1.3 billion in 2001 based on annual revenue.

Business Strengths

        Well-Established Company with Longstanding Customer Relationships.    Through over 30 years of operation in the school bus transportation industry, we have established strong relationships with our customers. We believe that our longstanding relationships with the school districts we service and the preference of school districts to maintain continuity of service with their current proven contractor, rather than risk the uncertainty associated with a replacement, provide us with a significant advantage over prospective competitors in our existing markets. In the aggregate, we received a total of $328.7 million, or 94.2%, of our revenues from continuing operations for fiscal 2003 from customers with whom we have had contracts for at least five years.

        Stable Contract Revenue Base.    Our school bus transportation and paratransit contracts have provided a relatively predictable and stable stream of revenues over their terms, which typically range from one to five years from inception, and most of such contracts have historically been renewed or extended. We consider our revenues to be relatively insulated from business cycles because the demand for school bus transportation is primarily driven by enrollment rates rather than business or economic cycles.

        Significant Scale.    We are the fourth largest provider of school bus transportation in the United States and we believe that our significant scale enables us to more effectively leverage our overhead and maintenance costs than many of our smaller competitors. Our school bus fleet size allows us to effectively deploy buses across our network in order to meet or fulfill requirements for existing and new contracts. Our size also allows us to recognize economies of scale with respect to route planning, driver training, establishing and implementing safety standards, fleet acquisition vehicle maintenance and billing and collection.

        Enhanced Management Team.    At the beginning of fiscal 2003, we hired Peter Frank as our Chief Restructuring Officer. We believe his knowledge of operations and demonstrated history of successfully purchasing and selling companies for over 25 years complements the industry knowledge and experience of our existing management team. Prior to that, he was an investment banker at Goldman, Sachs & Co. During our restructuring, we (1) adopted a number of cost cutting initiatives designed to improve our profitability and margins, (2) sold, or are in the process of selling or closing, certain of our non-core operations and (3) implemented new information and control systems. In some instances, we have capitalized on our strong customer relationships to successfully renegotiate existing contracts. We believe the full effect of these activities has not yet been completely realized in our performance. Peter Frank will now continue as our Chairman of the Board.

        Equity Sponsorship.    Since 1998, GSC has invested more than $100.0 million of equity in our parent company, AETG. Founded in 1994, GSC is a private investment firm and a Registered Investment Advisor managing over $7.0 billion of assets. GSC beneficially owns a majority of AETG's outstanding common stock.

Business Strategy

        Continued Successful Contract Renewals at Favorable Prices.    We have a successful history of contract renewals with associated increases in contract rates. During fiscal 2003, we successfully renewed or replaced 95.6% of our contracts (based on revenue) that expired in fiscal 2003. These contract renewals had a weighted average increase in pricing of 6.3%, which will take effect in fiscal 2004. When our contracts come up for renewal, we often have the option to extend those contracts with Consumer Price Index increases in rates or have the municipality put those contracts out to bid. If the margins of those contracts are acceptable to us with these increases in rates and/or we anticipate substantial competition in an open-bidding process, we typically choose to extend these contracts. If these conditions are not met, we attempt to win the contracts at a higher price through the bidding process. This strategy allows us to eliminate contracts which have prices below market and increase revenues and profitability with a reduced risk of losing contracts. We have been successful in this strategy in pricing on contracts we re-bid for fiscal 2004, resulting in a weighted average increase in pricing of 21.9% for those contracts, which represented 1.3% of our revenues for fiscal 2003. We intend to continue focusing on this strategy going forward.

        In May 2004, we were notified that we were unsuccessful in rebidding our school bus transportation contract with the St. Louis Board of Education and our paratransit contract in Arizona. These contracts represented approximately 4.8% of our total revenues from continuing operations for the fiscal year ended June 30, 2003.

        Expand Within Existing Markets.    We intend to selectively consider small acquisitions of school bus transportation companies in existing and contiguous markets that we believe will provide an opportunity for modest growth. We believe that expansion in regions where we already have established operations, whether through additional contracts or through opportunistic tuck-in acquisitions, will enable us to capitalize on our existing maintenance, parking and administrative infrastructure, thereby improving profit margins and reducing capital expenditure requirements. For example, in September 2003 we received an additional 204 routes from the DOE, which we expect to generate approximately $20 million in revenues in fiscal 2004. We plan to focus on acquisitions of paratransit businesses which require minimal capital expenditures to operate. We intend to finance these growth initiatives from internally generated cash flow.

        Focus on Reducing Insurance and Other Costs.    We have historically obtained insurance for our operations primarily from third party insurance companies. Our vehicle and workers' compensation insurance costs increased significantly from fiscal 2000 to fiscal 2002. We believe that this increase was due to economic factors affecting insurance companies and the insurance industry, and were not a result of our risk profile during that time period. Our aggregate vehicle and workers' compensation insurance costs increased from $17.5 million in fiscal 2000 to $19.0 million in fiscal 2001, and to $35.3 million in fiscal 2002. These costs decreased to $34.1 million in fiscal 2003. We are currently exploring opportunities to reduce these costs to levels more indicative of our historical levels. In February 2003, the DOE entered into a Memorandum of Understanding with us and its other school bus transportation providers, under which the DOE will amend its school bus transportation contracts to reduce operating costs for its service providers, including assuming certain vehicle insurance obligations. We estimate that the insurance provisions will save us approximately $2,000 per route vehicle, or approximately $2.5 million a year beginning April 1, 2003, under our existing DOE contract. In fiscal 2002 and 2003, we began entering into retrospective insurance policies for vehicle and workers' compensation which should refund a significant portion of our insurance premiums paid by us based on our actual, realized loss profile. To this end, we have actively sought improvements in driver training and education to reduce the number and amount of loss incidents.

        We have also implemented various cost cutting initiatives in order to streamline operations and improve profitability and cash flow. We have centralized our marketing, promotional and recruitment functions at our headquarters in Staten Island, New York. We were able to reduce these costs from $1.3 million in fiscal 2002 to $0.4 million in fiscal 2003, a decrease of $0.9 million. We have been able to reduce overtime costs from $6.8 million in fiscal 2002 to $3.0 million in fiscal 2003, a decrease of $3.8 million. We have also implemented a new accounting system which will enable us to determine the profitability of, and generate financial statements for, each of our business units. We will utilize this information to highlight differences in the operating costs of our business units and make proactive changes accordingly. We have adopted a number of initiatives to be more efficient in our purchases of parts and maintenance of vehicles without diminishing our focus on passenger safety. We will continue to actively pursue opportunities to improve our cost structure and to increase profitability and cash flow.

Focus on Passenger Safety and Service

        Management has developed a corporate culture focused on passenger safety and service. All drivers are required to attend periodic safety workshops and training programs, which emphasize defensive driving and courteous behavior. We attempt to buy school buses which comply with New York State safety regulations, among the most stringent in the country, which allows us to give our customers the benefit of the safety features and gives us flexibility in moving or selling vehicles in our fleet to other states as well. We believe that our emphasis on passenger safety and service provides us with a competitive advantage and is a major contributor to our success in extending existing contracts and winning new contracts.

Fleet Management and Maintenance

        As of March 31, 2004, we operated a fleet of approximately 6,400 vehicles. The average age of our fleet, exclusive of vehicles provided by various transportation authorities, as of that date was 7.4 years.

        As of March 31, 2004, the fleet was maintained by our trained mechanics at our 46 major facilities. We have a comprehensive preventive maintenance program for our equipment to minimize equipment down time and prolong equipment life. Programs implemented by us include standard maintenance, regular safety checks, lubrication, wheel alignments and oil and filter changes, all of which are performed on a regularly scheduled basis by our mechanics.

        The following is a breakdown of our fleet of owned vehicles as of March 31, 2004 by age:

	School Buses	Minivans And Cars	Lift/Ramp Equipped Vehicles	Coaches	Service and Support Vehicles	Total
Less than 2 years old	25	46	0	0	3	74
2-5 years old	315	144	57	0	1	517
5-10 years old	2,116	1,144	349	12	84	3,705
10-15 years old	554	156	112	15	32	869
Greater than 15 years	613	2	21	0	6	642

Total	3,623	1,492	539	27	126	5,807

        The following is a breakdown of our fleet of leased vehicles as of March 31, 2004 by age:

	School Buses	Minivans And Cars	Lift/Ramp Equipped Vehicles	Coaches	Service and Support Vehicles	Total
Less than 2 years old	122	3	25	2	0	152
2-5 years old	7	12	0	20	0	39
5-10 years old	66	0	4	14	0	84
10-15 years old	0	0	0	0	0	0
Greater than 15 years	0	0	0	0	0	0

Total	195	15	29	36	0	275

        In addition to the vehicles in the tables above, as of March 31, 2004, we operated 317 vehicles provided by various transportation authorities pursuant to their respective contracts.

Employees

        As of March 31, 2004, we had over 8,300 employees to provide transportation services, consisting of approximately 5,800 drivers, 1,600 escorts and 500 mechanics. In addition, there were approximately 500 employees in executive, operations, clerical and sales functions. Our school bus drivers and escorts are required to undergo background checks, drug and alcohol testing and fingerprinting as a condition for employment on school buses. All drivers are licensed to drive school buses and/or motor coaches in accordance with federal and state licensing requirements.

        We require our drivers to complete a thorough and comprehensive training process in addition to satisfying federal and state requirements. In some states, such as New York, a special subclass of license is required for school bus drivers. Our paratransit drivers are also required to complete special training. Drivers undergo a 20-hour basic training course once a year and a two-hour refresher class twice per year. In addition, drivers are required to be fingerprinted and pass a defensive driving test, as well as physical, oral and written tests. Further, all drivers must pass a pre-employment drug test as well as random drug and alcohol tests during the course of each year. Pursuant to federal and state law, each year we are required to randomly test 50% of our drivers for drug use and 25% for alcohol use.

        As of March 31, 2004, approximately 73% of our employees were members of various labor unions. We were party to 28 collective bargaining agreements, of which two agreements, covering approximately 100 employees, have already expired, seven agreements, covering approximately 1,000 employees, will expire over the next two years, with the remainder to expire over the next three years. We believe that our relations with employees are satisfactory. We had a strike in April 2004 affecting our paratransit operations, although prior to that we had not had a strike or work stoppage in the past ten years. On April 22, 2004, the Local 1181 of the Amalgamated Transit Union in New York commenced a strike against the providers of paratransit services in New York City over their collective bargaining contracts, including our company. Our contract with the relevant union had expired in August 2003 and we had been in negotiations with the relevant union, which related to approximately 400 of the Company's 8,300 transportation service employees at March 31, 2004. On May 6, 2004, the strike ended and we are in the process of entering into a new collective bargaining agreement with the relevant union. We believe that the strike did not have, and neither the strike nor the new agreement will have, a material adverse effect on our results of operations.

        As of March 31, 2004, approximately 33% of the bus drivers, escorts and mechanics in our school bus, paratransit and transit operations were represented by Local 1181 of the Amalgamated Transit Union, which primarily represents personnel rendering services on behalf of the DOE. Labor agreements with Local 1181 require contributions to the Local 1181 welfare fund and pension plan on behalf of drivers, mechanics and certain escorts. All contracts awarded by the DOE during the past 24 years contain employee protection provisions and require continued contributions to the Local 1181 pension plan and welfare fund for rehired employees opting to remain in such plan and such fund. Pursuant to a plan amendment approved by the Pension Benefit Guaranty Corporation, withdrawal liability for contributing employers to the plan, such as our company, is essentially eliminated, provided that withdrawal is based upon the loss of DOE contracts and that the successor contractor becomes a contributing employer to the plan.

Competition

        The school bus transportation industry and paratransit services industry are highly competitive. We compete on the basis of our reputation for passenger safety, quality of service and price. We believe we are competitive in each of these areas. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus and paratransit transportation business including transportation companies with resources and facilities substantially greater than those of ours. We compete with Laidlaw Transit, Inc., a division of Laidlaw International Inc., the largest private transportation contractor in North America, First Transit and First Student, divisions of First Group America, Inc., the second largest company, and National Express Corporation, in addition to other regional and local companies.

Risk Management and Insurance

        We maintain various forms of liability insurance against claims made by third parties for bodily injury or property damage resulting from operations. Such insurance consists of (1) general liability insurance of $25 million per occurrence with no deductible against claims arising from other (e.g., non-vehicle) liability exposure and (2) our present primary $1 million vehicle liability policy, which covers all our vehicles except those providing service to the New York City Transit Authority (the "T.A."), the DOE, and our Massachusetts operations.

        Under our primary vehicle liability policy, we pay fronting charges to our insurance carrier and we are required to contribute to a loss fund. The carrier pays the first $500,000 per occurrence from this loss fund, up to a maximum amount determined for each policy period. We are entitled to obtain a refund from the carrier based upon a calculation of ratable losses valued as of a date 42 months after the effective date of the policy. The carrier is required to pay for all losses in excess of $500,000, up to $1 million, per occurrence and any excess of the aggregate maximum ratable losses agreed to for that policy period. The T.A. provides $3 million insurance per occurrence for our T.A. vehicles. The DOE provides $1 million insurance per occurrence for our DOE vehicles, for which they deduct an agreed upon amount from our monthly invoices. Our Massachusetts vehicles are covered under various "First Dollar" policies with no deductibles. In addition, we cover all of our vehicles with an additional umbrella policy of up to $25 million per occurrence. Beyond the occurrence limits mentioned herein, the vehicle liability coverage provides indemnity for an unlimited number of occurrences. Our insurance policies generally provide coverage for a one year term and therefore, are generally subject to annual renewal.

        Under our workers' compensation insurance policy, we pay fronting charges to our insurance carrier and we are required to contribute to a loss fund. The carrier pays the first $250,000 per occurrence from this loss fund, up to a maximum amount determined for each policy period. We are entitled to obtain a refund from the carrier based upon a calculation of ratable losses valued as of a date 42 months after the effective date of the policy. The carrier is required to pay for all losses in excess of $250,000, up to $1 million, per occurrence and any excess of the aggregate maximum ratable losses agreed to for that policy period.

        In the past, we self-insured our workers' compensation deductibles through Atlantic North Casualty Company, a wholly owned captive insurance company chartered in Vermont. Atlantic North Casualty Company's total claims liability were partially funded by premiums charged to operating companies, which in turn were limited to the amount of the deductible in our workers compensation insurance policy. Atlantic North Casualty Company is currently being liquidated.

        In addition, we maintain catastrophic coverage of $17.5 million per occurrence, for an unlimited number of occurrences, subject to a $100,000 deductible per occurrence. This insurance provides replacement cost coverage for losses on our fleet and insurance against business interruptions resulting from the occurrence of natural catastrophes. We also maintain property insurance for the replacement cost of all of our real and personal property.

Environmental Matters

        Our operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances, and the remediation of contaminated soil and groundwater ("Environmental Laws"). We are taking into account the requirements of such Environmental Laws in the improvement, modernization, expansion and start-up of our facilities. As with most transportation companies, we could incur significant costs related to environmental compliance or remediation; these costs however, most likely would be incurred over a period of years. Compliance with Environmental Laws or more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of such laws and future regulatory action regarding soil or groundwater, may require material expenditures by us.

        Under various Environmental Laws, a current or previous owner of real estate or operations thereon may be liable for the costs of removal or remediation of certain hazardous substances or petroleum products on, under or in such property, without regard to whether the owner or operator knew of, or caused, the presence of contaminants. The presence of (or failure to properly remediate) such substances may adversely affect the ability to sell or rent such real estate or to borrow using such real estate as collateral. Similarly, persons who generate, arrange for the disposal or treatment of hazardous substances may be liable for the costs of investigation, remediation or removal of such hazardous substances at or from the disposal or treatment facility regardless of whether such facility is owned or operated by such person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

        As outlined above, we may be potentially liable for costs related to environmental compliance and remediation. The following discussion highlights several matters where we cannot predict with any certainty the costs of remediation or compliance, including potential penalties, and which costs could have a material adverse effect on us.

        We are currently in discussions with the New York State Department of Environmental Conservation ("NYSDEC") concerning alleged petroleum contamination and violations of the state's Petroleum Bulk Storage regulations at our 107 Lawson Boulevard property in Oceanside, New York. The property is located in an area of historic industrial and commercial use and is influenced by tidal fluctuations. We have responded to the allegations of contamination by demonstrating that the petroleum beneath the site is of a quality and type different from that ever utilized by us at the property, and is most likely the result of an off-site petroleum release. Although the New York State Attorney General's Office has marked this matter "inactive," we are awaiting a formal response from NYSDEC. With respect to the alleged violations of the Petroleum Bulk Storage regulations, Environmental Systems Group sent a letter to NYSDEC on September 11, 2003, stating that it had been retained by us to address the violations noted in the NOV and was in the process of doing so on our behalf. We have not yet received a response from NYSDEC with respect to the September 11th letter.

        On August 6, 2003, the United States Environmental Protection Agency ("EPA") Region 2, issued a Notice of Violation ("NOV") to our facility at 7 North Street, Staten Island, New York, for alleged violations of the federal Safe Drinking Water Act § 1421(d)(2) and regulations at 40 C.F.R. Part 144. The violations stem from a June 12, 2003 inspection conducted by EPA during which EPA personnel observed oil and grease stains around the perimeter of several on-site trench drains and catch basins, and company employees washing a petroleum leak into on-site storm drains. Under the NOV, we must prepare a work plan to address the violations and determine whether site soils and groundwater have been impacted. We have engaged the services of Eryou Engineering of Northport, New York, to prepare the required work plan and devise an implementation schedule of measures to prevent possible future limited releases of oil from our bus operations from discharging into the Kill Van Kull. Eryou Engineering has also prepared a Spill Prevention Control and Countermeasure plan, which has been submitted to EPA, to ensure that such incidents do not occur in the future.

        On August 28, 2003, we received a Clean Water Act Section 308 Information Request from EPA Region 2 concerning our operations at 7 North Street in Staten Island, NY. We have gathered and submitted the requested information to EPA and are awaiting the agency's response.

        On September 19, 2003 EPA Region 2 issued a NOV alleging that we failed to perform line leak detection tests as required by 40 C.F.R. Part 280 at our facilities located at 7 North Street, Staten Island, and 46-81 Metropolitan Avenue, Ridgewood, NY. The required line tightness test were in fact performed by Energy Storage Systems, Inc. in May and June 2003. We have submitted the results of those tests to EPA Region 2 demonstrating that line are tight. We are awaiting the agency's response.

        Lastly, we have been advised of potential violations of the New York State Tidal Wetlands Act and its implementing regulations concerning the facility we lease at 1752 Shore Parkway, Brooklyn, New York. The property is located along the tidal wetlands of Coney Island and was originally constructed using fill material a number of decades ago. The alleged violations of the Tidal Wetlands Act stem from our use of asphalt millings to fill in potholes on the property where we park buses. Counsel for the present site owner, our lessor, is currently discussing the matter with NYSDEC. To date, NYSDEC has not taken any administrative action or assessed any civil penalty. We have been advised by lessor's counsel, however, that NYSDEC is likely to issue an administrative consent order requiring us to remove the asphalt millings patches and replace them with blue stone.

Government Regulation

        We are subject to a wide variety of federal, state and municipal laws and regulations concerning (1) vehicle standards and equipment maintenance, (2) qualification, training and testing of employees and (3) qualification and maintenance of operating facilities. Our vehicles are subject to federal motor vehicle safety standards established by the National Highway Traffic Safety Administration ("NHTSA"). Specific standards are promulgated by the NHTSA with regard to school buses pursuant to the School Bus Safety Act of 1974. Our vehicles are also subject to the laws and regulations of each state in which we operate, which are often more stringent than applicable federal requirements. For example, in New York State, in addition to federal standards, regulations promulgated by the New York State Department of Motor Vehicles and the New York State Department of Transportation ("NYSDOT") require that school buses be equipped with safety belts (for vehicles manufactured after 1988), high back seats, left-handed emergency door exits, 16 gauge side panels and illuminated school bus signs. All school buses and paratransit vehicles are required to be inspected twice annually by NYSDOT inspectors in accordance with a rigorous set of standards covering each mechanical component of the vehicles.

        Our employees are subject to various federal and state laws and regulations pertaining to driver qualifications, and drug, alcohol and substance abuse testing. The Commercial Motor Vehicle Safety Act of 1986 requires drivers of commercial vehicles, including school buses, motor coaches and paratransit vehicles, to obtain a commercial driver's license. Many states have additional licensing requirements for subclasses of drivers such as school bus drivers and/or paratransit drivers. Under regulations enacted at the state and/or local levels, our school bus drivers and paratransit drivers are required to complete certain minimum basic training and follow-up refresher classes annually. Our drivers are kept up to date with changes in applicable regulations through these refresher classes. Pursuant to regulations promulgated by the United States Department of Transportation under the Drug Free Workplace Act of 1988, our drivers are required to undergo pre-employment drug and alcohol testing, and we are required to conduct random testing for drug and/or alcohol abuse. Similar drug and alcohol abuse testing is also required under various state laws. Our operating and maintenance facilities are also required to be maintained in accordance with regulations promulgated by various federal and state agencies including departments of education, departments of motor vehicles, and state departments of transportation.

Properties

        Our subsidiaries provide services from 46 major facilities (of which nine are owned and 37 are leased) in nine states. The facilities are utilized for repair and maintenance and/or administrative purposes. In addition we lease various properties as storage facilities for buses. We believe that our facilities are adequate to service our present business and the currently anticipated expansion of existing operations.

        We own the following nine facilities, used for our school bus operations and paratransit and transit operations:

Location	Sq. Ft.
Staten Island, NY	144,292
Ridgewood, NY	203,158
Setauket, NY	68,000
Bronx, NY	147,000
Medford, NY	280,000
Oceanside, NY	720,000
St. Louis, MO	168,600
Los Angeles, CA	159,587
South Hampton, NJ	210,000

Total	2,100,637

        We are in the process of entering into a sales agreement for our 217,800 square foot facility in Bordentown, NJ, in connection with the sale or closing of our bus sales operations.

Legal Proceedings

        From time to time, we are involved in litigation that we consider to be in the normal course of business. We are not presently involved in any legal proceedings that we expect individually or in the aggregate to have a material adverse effect on our financial condition, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information concerning the members of our board of directors and our executive officers as of April 30, 2004.

Name	Age	Position
Domenic Gatto	55	Director, Chief Executive Officer and President
Neil J. Abitabilo	56	Chief Financial Officer
Jerome Dente	58	Chief Operating Officer, Secretary and Treasurer
Noel Cabrera	44	Executive Vice President
Peter Frank	56	Chairman of the Board
Matthew Kaufman	33	Director

        Domenic Gatto, Director, Chief Executive Officer and President.    Mr. Gatto has served as Director, Chief Executive Officer and President since our formation, and has held such positions at AETG since its formation. Mr. Gatto, a Vietnam veteran, began his career in the school bus business as a bus driver and has been responsible for the development of all facets of our business.

        Neil J. Abitabilo, Chief Financial Officer.    Mr. Abitabilo was appointed our Chief Financial Officer in May 2004 and served as our Director of Finance from September 2003 to May 2004. Prior to joining our company and AETG, Mr. Abitabilo was the Chief Operating and Financial Officer and a director of HPG International, Inc., a polymer manufacturer, from 1994 to 2003. Before that, Mr. Abitabilo was the Chief Financial and Chief Operating Officer for Rheometrics, Inc., a material testing instrumentation manufacturer, the Chief Financial and Chief Administrative Officer for ASEA Brown Boveri, a power equipment manufacturer, and was employed by Pantasote, Inc., a plastics manufacturer. Mr. Abitabilo received an MBA from Seton Hall University and a Bachelors of Science in Accounting from Fordham University.

        Jerome Dente, Chief Operating Officer, Secretary and Treasurer.    Mr. Dente has served as Chief Operating Officer since December 1997 and was director of New York School Bus Operations from 1994 through 1997. Mr. Dente was elected to serve as Secretary and Treasurer of our company and AETG in January 2002. Prior to 1994, Mr. Dente served 28 years as a Transportation Officer in the United States Army, achieving the rank of Colonel. Mr. Dente received a Master of Science in Transportation Management from Florida Institute of Technology, a Master of Arts in Strategic Studies from the U.S. Naval War College and a Bachelors of Science from Widener University.

        Noel Cabrera, Executive Vice President.    Mr. Cabrera has served as Executive Vice President since our formation, and has served as Executive Vice President of AETG since 1996. Mr. Cabrera joined AETG in 1990 as a management analyst. He was previously employed as a consultant for Manasia Enterprises, a New York based consulting firm, and as a project manager for the Office of the President of the Republic of the Philippines with respect to financing of industrial projects. He has an MBA and a Bachelors of Science in Civil Engineering.

        Peter Frank, Chairman of the Board.    Mr. Frank was appointed Chairman of the Board in December 2003 upon the effectiveness of our plan of reorganization. He served as our Chief Restructuring Officer from July 2002 to December 2003. Prior to his employment with our company, Mr. Frank operated, purchased and sold businesses for over twenty-five years. Prior to that, he was an investment banker at Goldman, Sachs & Co. Mr. Frank is a director and Chairman of the Board of Worldtex, Inc. and Scovill Fasteners, Inc. (both of which are majority owned by GSC) and a director of Northstar Travel Media LLC and K-R Automation Corp. He received an MBA from Harvard University and a BSEE from the University of Michigan.

        Matthew Kaufman, Director.    Mr. Kaufman has served as a Director since December 2003. Mr. Kaufman joined GSCP (NJ), Inc. in 1997, where he is currently a Managing Director. He was previously Director of Corporate Finance with NextWave Telecom, Inc. Prior to that, he was with The Blackstone Group, in the Merchant Banking and Mergers & Acquisitions departments. He is Chairman of the Board of Pacific Aerospace & Electronics, Inc. and a director of Burke Industries, Inc., Day International Group, Inc., e-talk Corporation, Safety-Kleen Corp., Waddington North America, Inc. and Worldtex, Inc. (all of which are majority owned by GSC, except Safety-Kleen Corp.). Mr. Kaufman received a B.B.A. and MACC from the University of Michigan.

        There are no family relationships between any of the aforementioned persons.

Board of Directors

        Currently, our board of directors consists of three directors, Messrs. Gatto, Frank and Kaufman.

        Our board of directors consists of the same directors who sit on AETG's board of directors. Pursuant to a stockholders agreement for AETG, as more fully described under "Related Party Transactions—Stockholders Agreement," GSC is entitled to designate a majority of AETG's directors.

        Because we do not have any securities listed on a national securities exchange, we are eligible for exemptions from provisions of the Exchange Act requiring independent directors, certain independent board committees and written charters addressing certain corporate governance matters. We have elected to take advantage of these exemptions and do not intend to establish an independent audit committee. We believe that the size of our company does not warrant the need to recruit and retain independent directors solely for the purpose of establishing an independent audit committee.

        We intend to adopt a code of business conduct and ethics at the first meeting of our board of directors following the earlier of the effectiveness of the registration statement for the offering of the common shares or the registration statement for the exchange offer on the notes.

Board Committees

        We plan to establish an audit committee at the first meeting of our board of directors following the earlier of the effectiveness of the registration statement for the offering of the common shares or the registration statement for the exchange offer on the notes. However, as described immediately above, our audit committee will not consist of independent directors.

        The audit committee, which is expected to consist of our three current directors, will review and report to the board of directors the scope and results of audits by our outside auditor and our internal auditing staff and review with the outside auditors the adequacy of our system of internal controls. It will review transactions between our directors and officers and our company, our policies regarding those transactions and compliance with our code of business conduct and ethics. The audit committee will also recommend to the board of directors a firm of certified public accountants to serve as our outside auditors for each fiscal year, review the audit and other professional services rendered by the outside auditor and periodically review the independence of the outside auditor. While we do not currently have a director who would meet the qualification of an "audit committee financial expert" as defined in Item 401(k) to Regulation S-K, we believe that each of our current directors is financially literate. Because we do not have any securities listed on a national securities exchange, we are eligible for exemptions from provisions of the Exchange Act requiring an audit committee financial expert. We have elected to take advantage of these exemptions. We believe that our three current directors, whom we expect will make up our audit committee, collectively possess the knowledge and experience needed to carry out the duties of the audit committee.

Executive Compensation

        AETG and our company have entered into an employment agreement with Domenic Gatto which provides for his continued employment with us through December 31, 2006. Mr. Gatto was appointed Chief Executive Officer, President and Vice Chairman of the Board under the employment agreement.

We may, in our sole discretion, limit Mr. Gatto's services to the position of President after December 31, 2004, and our board of directors will determine Mr. Gatto's position as an officer after December 31, 2005. Under the terms of the employment agreement, Mr. Gatto receives annual compensation in the amount of $530,527 base salary, which will be increased on November 4, 2004 and November 4, 2005, by the greater of 3% or the last twelve months' increase in the consumer price index. Mr. Gatto earned a bonus in the amount of $350,000 upon the effectiveness of our plan of reorganization. In the event of a change of control of AETG or our company, Mr. Gatto will receive a cash exit bonus equal to the fair market value of 1.5% of AETG or our company's common stock on a fully diluted basis as of the date of such change of control. The exit bonus is also due and payable on a reduced basis, as defined therein, in certain situations where Mr. Gatto is terminated or resigns. In the event a change of control has not occurred prior to December 31, 2010, the exit bonus is payable January 1, 2011. Mr. Gatto will receive a performance bonus of $250,000, subject to increases based on certain profitability levels for 2006, if our company accepts an agreement with the DOE for school bus transportation services for the period beginning July 1, 2005. If Mr. Gatto is terminated without cause, he will receive the remainder of his salary for the outstanding term of his contract and severance in the amount of his salary from the date of termination through the normal expiration date of his contract. If Mr. Gatto is terminated with cause, he will receive the remainder of his salary for the outstanding term of his contract and a percentage of his exit bonus plus the lesser of six months salary and his salary for the outstanding term of his contract. The agreement also contains covenants governing confidentiality, non-competition and non-solicitation upon the termination of his employment. The non-compete continues for a period of 18 months (24 months if a majority of the common stock of AETG is then owned by the current shareholders) following termination of Mr. Gatto's employment by AETG and our company.

        AETG and our company have entered into an employment agreement with Neil J. Abitabilo, which provides for his continued employment at the will of our company. The agreement covers Mr. Abitabilo's employment as our Director of Finance or Chief Financial Officer. Mr. Abitabilo receives an annual compensation of $300,000, which will be increased on November 1, 2005 and each anniversary date thereafter by the greater of 3% or the last twelve months' increase in the consumer price index (such increase capped at 5%). Mr. Abitabilo is entitled to participate in our senior management bonus pool. If Mr. Abitabilo is terminated without cause, he will receive his accrued base salary through the date of termination plus, if such termination occurs before September 1, 2004, three months' base salary or, if such termination occurs on or after September 1, 2004, six months' base salary. In the event of termination without cause prior to September 1, 2005 which occurs within ninety days following a voluntary filing for bankruptcy protection by our company or a change of control of our company, Mr. Abitabilo will receive an additional severance payment equal to three months' base salary. If Mr. Abitabilo is terminated with cause, he will receive his accrued base salary through the date of such termination. The agreement also contains covenants governing confidentiality, non-competition and non-solicitation upon the termination of his employment. The non-compete continues for a period of 6 months following termination of Mr. Abitabilo's employment by AETG and our company.

        AETG has entered into an employment agreement with Peter Frank, our Chairman of the Board, which provides for his employment at AETG and our company through December 23, 2004, subject to automatic annual extensions, unless AETG or Mr. Frank gives 60 days' notice to the other party that his employment will terminate at the end of the term. Mr. Frank receives annual compensation of $150,000 and a calendar year-end bonus of $150,000. Mr. Frank is entitled to participate in a stock option or restricted stock purchase or similar plan. Mr. Frank's employment may be terminated by AETG if all of AETG's common stock or substantially all of AETG's assets are sold. The agreement also contains covenants governing confidentiality. Under his former employment agreement, as our Chief Restructuring Officer, Mr. Frank earned a bonus in the amount of $350,000 upon the effectiveness of our plan of reorganization.

        As of March 31, 2004, we have reserved $150,000 for bonus payments to other officers and key employees in connection with our emergence from Chapter 11. The allocation of bonus payments from this reserve has not yet been fully determined.

        The following table sets forth compensation information for our Chief Executive Officer and the four most highly compensated named executive officers under "—Directors and Executive Officers."

Summary Compensation Table(1)

		Annual Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		All Other Compensation ($)
Domenic Gatto	2003	500,110	—	60,800	(2)	—
Chief Executive Officer and President	2002	374,567	150,000	60,800	(2)	—
	2001	395,622	—	67,316	(2)	—
Neil J. Abitabilo	2003	—	—	—		—
Chief Financial Officer(3)
Nathan Schlenker	2003	346,971	110,000	—		—
Director of Finance(4)	2002	279,764	5,500	—		—
	2001	253,864	20,000	—		—
Jerome Dente	2003	157,500	23,212	—		—
Chief Operating Officer, Secretary and	2002	150,368	21,000	—		—
Treasurer	2001	143,256	15,000	—		—
Noel Cabrera	2003	133,638	20,000	—		—
Executive Vice President	2002	129,434	14,000	—		—
	2001	118,433	14,000	—		—
Peter Frank	2003	550,000	—	—		—
Chairman of the Board(5)

(1)
There is no non-cash compensation in lieu of salary or bonus or other long-term compensation awards or payouts or any other compensation payable to the individuals named in the table. There is no applicable defined benefit plan under which benefits are determined other than 401(k) and deferred compensation contributions made.

(2)
Includes $25,800 for automobile allowance and $35,000 for life insurance allowance.

(3)
Mr. Abitabilo's employment began in September 2003. He was appointed our Chief Financial Officer in May 2004.

(4)
Mr. Schlenker served as our Chief Financial Officer for most of the time from 1990 through May 2004. He is currently our Director of Finance and is expected to serve in that capacity through November 2004 when, as part of his transition to retirement, he will continue to be employed, on a part-time basis, for at least another year.

(5)
Mr. Frank's employment began in July 2002. He served as our Chief Restructuring Officer through December 2003 and is currently our Chairman of the Board.

PRINCIPAL SHAREHOLDERS

        As of April 30, 2004, no holder of warrants or common shares issued or issuable pursuant to such warrants was the beneficial owner of more than five percent of our outstanding common shares. None of our directors or executive officers own any of such warrants or any of our common shares.

        The following table sets forth information with respect to the beneficial ownership of the common stock of AETG as of April 30, 2004, held by:

  •
  each person whom we know to beneficially own more than five percent of the outstanding shares of common stock of AETG;

  •
  each director of AETG;

  •
  AETG's Chief Executive Officer and the other executive officers listed in the Summary Compensation Table under the "Management" section; and

  •
  all directors and executive officers of AETG as a group.

        Our board of directors consists of the same members as AETG's board of directors. The persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them. Except as noted, the address for all persons listed below is: c/o Atlantic Express Transportation Group, Inc., 7 North Street, Staten Island, NY 10302-1205.

Common Stock of AETG Beneficially Owned
Name and Address	Beneficial Amount of Ownership	Percentage of Outstanding Class(1)
Domenic Gatto	—	—
Neil J. Abitabilo	—	—
Jerome Dente	—	—
Noel Cabrera	—	—
Peter Frank	—	—
Matthew Kaufman c/o GSC Partners 12 East 49th Street, Suite 3200 New York, NY 10017	—	—
GSC(2) c/o GSC Partners 12 East 49th Street, Suite 3200 New York, NY 10017	107,593	83.9%
All directors and executive officers of AETG as a group (6 persons)	—	—

(1)
As of April 30, 2004, AETG had 128,240 shares of common stock outstanding.

(2)
GSCP II Holdings (AE), LLC owns 83,776 shares of common stock of AETG, GSC Recovery II, L.P. owns 18,133 shares and GSC Partners CDO Fund, Limited owns 5,684 shares.

  All of the membership interests of GSCP II Holdings (AE), LLC are owned by Greenwich Street Capital Partners II, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P., TRV Executive Fund, L.P. and GSCP Offshore Fund, L.P. (collectively, the "Greenwich Street Funds").

  Greenwich Street Investments II, L.L.C. is the general partner and GSCP (NJ), L.P. is the manager of the Greenwich Street Funds.

  GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P. GSCP (NJ), L.P. is the manager of GSC Recovery II, L.P. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. GSC RII, L.L.C. is the managing member of GSC Recovery II GP, L.P. GSCP (NJ) Holdings, L.P. is the general partner of GSC RII, L.L.C.

  GSCP (NJ), L.P. is the collateral manager of the GSC Partners CDO Fund, Limited.

  GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P. Alfred C. Eckert III, Keith W. Abell, Richard M. Hayden, Robert A. Hamwee, Thomas V. Inglesby, Matthew C. Kaufman (a member of our board of directors), Christine K. Vanden Beukel and Andrew J. Wagner are the executive officers and stockholders of GSCP (NJ) Inc., limited partners of GSCP (NJ), L.P. and GSCP Holdings (NJ), L.P. and the managing members of Greenwich Street Investments II, L.L.C (except for Mr. Wagner).

  By virtue of each of the above entities' and individuals' relationship with GSCP II Holdings (AE), LLC, GSC Recovery II, L.P. and GSC Partners CDO Fund, Limited, each may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of the shares of common stock of AETG owned by GSCP II Holdings (AE), LLC, GSC Recovery II, L.P. and GSC Partners CDO Fund, Limited. Each of the above entities and individuals disclaims beneficial ownership of AETG's common stock except to the extent of each entity's and individual's pecuniary interest in AETG's common stock.

  Each of these entities has an address c/o GSC Partners, 12 East 49th Street, Suite 3200, New York, NY 10017.

SELLING SHAREHOLDERS

        Selling shareholders may use this prospectus to offer and sell the common shares issuable upon exercise of the warrants. See "Plan of Distribution." The tables below sets forth information about the beneficial ownership of our common shares by each selling shareholder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of common shares. We have prepared this table using information furnished to us by or on behalf of the selling shareholders. For purposes of the following table, beneficial ownership is determined in accordance with the rules of the SEC, and includes the right to acquire voting or investment control of our common shares within 60 days. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their common shares, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in the table does not constitute an admission of beneficial ownership by the persons named therein.

        Our registration of the common shares does not mean that the selling shareholders identified below will sell all or any of these securities. In addition, the selling shareholders may have sold, transferred or disposed of all or a portion of their common shares in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their holdings. If, from time to time, additional shareholders notify us of their intent to use this prospectus to dispose of common shares, we may supplement this prospectus to include those additional shareholders' information even if, because we have not been notified of any prior exempt sales, the table below continues to list common shares previously proposed to be sold by the additional shareholders' transferors.

        No selling shareholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years before the date of this prospectus.

	Common Shares Beneficially Owned Before the Offering(1)(2)
			Common Shares Being Sold in the Offering	Common Shares Beneficially Owned After the Offering(3)
Name
	Number	%		Number	%
Alpha US Sub Fund VI, LLC(4)	200	*	200	0	0%
Harbert Distressed Investment Master Fund, Ltd.(4)	9,800	1.28%	9,800	0	0%
BASIL(5)	250	*	250	0	0%
Credit Suisse Asset Management Income Fund(5)	500	*	500	0	0%
Credit Suisse Bond Fund (Lux) High Yield US(5)	250	*	250	0	0%
Credit Suisse High Yield Bond Fund(5)	1,200	*	1,200	0	0%
CS Anlagestiftung High Yield Bond USD(5)	250	*	250	0	0%
General Retirement System of the City of Detroit(5)	250	*	250	0	0%
Houston Police Officers Pension System(5)	250	*	250	0	0%
Multi-Style, Multi-Manager Funds PLC(5)	250	*	250	0	0%
Oxford Strategic Income Fund(5)	250	*	250	0	0%
Police and Fireman Retirement System-Detroit(5)	250	*	250	0	0%
Riyad Bank(5)	300	*	300	0	0%
Credit Suisse First Boston International(6)	9,000	1.17%	9,000	0	0%
DB Distressed Opportunities Fund, L.P.(7)	400	*	400	0	0%
DB Distressed Opportunities Fund, Ltd.(7)	3,500	*	3,500	0	0%
Fairfax County Retirement System(7)	250	*	250	0	0%
HFR DS Opportunity Master Trust(7)	700	*	700	0	0%
MW Post Opportunity Offshore Fund, Ltd.(7)	2,000	*	2,000	0	0%
MW Post Portfolio Fund, Ltd.(7)	1,750	*	1,750	0	0%
Post Balanced Fund, L.P.(7)	500	*	500	0	0%

Post High Yield, LP(7)	1,000	*	1,000	0	0%
Post Opportunity Fund, LP(7)	4,200	*	4,200	0	0%
Post Total Return Fund, L.P.(7)	1,000	*	1,000	0	0%
Post Total Return Offshore Fund, Ltd.(7)	200	*	200	0	0%
Sphinx Distressed Fund, SPC for itself and on behalf of Sphinx Distressed Fund(7)	500	*	500	0	0%
State of South Dakota Retirement System(7)	2,000	*	2,000	0	0%
The Opportunity Fund, LLC(7)	2,000	*	2,000	0	0%
Deephaven Distressed Opportunities Trading Ltd.(8)	3,000	*	3,000	0	0%
Dreyfus Fixed Income Securities—Dreyfus High Yield Shares(9)	23	*	23	0	0%
Dreyfus High Yield Strategies(9)	1,467	*	1,467	0	0%
Dreyfus Premier Limited Term High Yield Fund(9)	478	*	478	0	0%
Dreyfus Variable Investment Fund—Limited Term High Yield Portfolio(9)	32	*	32	0	0%
Hewett's Island CDO Limited(10)	1,000	*	1,000	0	0%
HFR DS Strategic Opportunity Master Trust(11)	675	*	675	0	0%
SRS Strategies (Cayman) LP(11)	4,325	*	4,325	0	0%
Stanfield Offshore Leveraged Assets, Ltd.(11)	5,000	*	5,000	0	0%
ING Prime Rate Trust(12)	6,000	*	6,000	0	0%
ING Senior Income Fund(12)	4,000	*	4,000	0	0%
President and Fellows of Harvard College(13)	2,000	*	2,000	0	0%
Regiment Capital Ltd.(13)	5,000	*	5,000	0	0%
SPhinX Distressed Fund SPC(14)	552	*	552	0	0%
The Värde Fund (Cayman) Limited(14)	5,363	*	5,363	0	0%
The Värde Fund, L.P.(14)	2,961	*	2,961	0	0%
The Värde Fund V, L.P.(14)	2,826	*	2,826	0	0%
The Värde Fund VI, L.P.(14)	1,281	*	1,281	0	0%
The Värde Fund VI-A, L.P.(14)	2,075	*	2,075	0	0%
The Värde Fund VII, L.P.(14)	1,532	*	1,532	0	0%
The Värde Fund VII-A, L.P.(14)	752	*	752	0	0%
The Värde Investment Partners, L.P.(14)	1,954	*	1,954	0	0%
Zurick Institutional Benchmarks Master Fund Limited(14)	704	*	704	0	0%
The SC Fundamental Value Fund, L.P.(15)	3,220	*	3,220	0	0%
The SC Fundamental Value BVI, Ltd.(15)	3,780	*	3,780	0	0%
PAR Investment Partners, L.P(16)	8,000	1.04%	8,000	0	0%
Pioneer Funds—U.S. Strategic Income Fund(17)	500	*	375	0	0%
Pioneer Global High Yield Fund(17)	2,000	*	2,000	0	0%
Pioneer High Income Trust(17)	4,275	*	4,275	0	0%
Travelers Pioneer Strategic Income Portfolio(17)	375	*	375	0	0%
Pioneer Strategic Income VCT Portfolio(17)	120	*	120	0	0%
Pioneer Strategic Income Fund(17)	1,980	*	1,980	0	0%
Pioneer Funds — Global High Yield(17)	155	*	155	0	0%

*
Represents less than 1% of the outstanding common shares.

(1)
Includes common shares issuable upon exercise of the warrants beneficially owned by the selling shareholders.

(2)
Percentage of outstanding common shares is based upon 766,600 common shares outstanding as of April 30, 2004 (assuming the exercise of all outstanding warrants).

(3)
Assumes that the selling shareholder has sold all the common shares listed as being sold in this offering.

(4)
The address for this selling shareholder is c/o HMC Distressed Investment Offshore Manager, LLC, 555 Madison Avenue, Suite 1600, New York, New York 10022.

(5)
The address for this selling shareholder is 466 Lexington Avenue, New York, New York 10017.

(6)
The address for this selling shareholder is 11 Madison Avenue, 4th Floor, New York, New York 10010.

(7)
The address for this selling shareholder is c/o Post Advisory Group, LLC, 11755 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025.

(8)
The address for this selling shareholder is 130 Cheshire Lane, Suite 102, Minnetonka, Minnesota 55305.

(9)
The address for this selling shareholder is 200 Park Avenue, 7th Floor, New York, New York 10166.

(10)
The address for this selling shareholder is One Washington Mall, 6th Floor, Boston, Massachusetts 02108.

(11)
The address for this selling shareholder is c/o Stanfield Capital Partners LLC, 430 Park Avenue, 11th Floor, New York, New York 10022.

(12)
The address for this selling shareholder is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

(13)
The address for this selling shareholder is c/o Regiment Capital Advisors, LLC, 222 Berkeley Street, 12th Floor, Boston, Massachusetts 02116.

(14)
The address for this selling shareholder is 8500 Normandale Lake Boulevard #1570, Minneapolis, Minnesota 55437.

(15)
The address for this selling shareholder is c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor, New York, New York 10017.

(16)
The address for this selling shareholder is One International Place, Suite 2401, Boston, Massachusetts 02110.

(17)
The address for this selling shareholder is 60 State Street, Boston, Massachusetts 02109.

RELATED PARTY TRANSACTIONS

Receivables Purchase Agreement Guarantee

        In June 2004, we entered into a receivables purchase agreement with our senior credit facility lender, Congress Financial Corporation, to sell to Congress, without recourse, certain accounts receivable. Under the receivable purchase agreement, Congress may purchase our receivables, up to a maximum of $5.0 million, at the gross amount of such accounts (less three and one-quarter percent purchase commission) and would immediately credit 85% of this amount to us, with the balance paid to us upon Congress receiving cumulative collections on all receivables purchased in excess of the purchase price previously credited. In connection with our entering into the receivables purchase agreement, Domenic Gatto has provided a personal guarantee in support of the agreement in the amount of $5.0 million for the duration of the agreement.

Bus Parking Agreements

        Our wholly owned subsidiary, Atlantic Express Coachways ("Coachways"), leased "Park & Ride" and certain administrative facilities from Atlantic Training, Inc. ("Atlantic Training"). Atlantic Training is owned by Domenic Gatto and members of his family. Atlantic Training's administrative facilities consisted of an office and ticket sales facilities. The lease also provided for use of parking facilities for commuters who purchase express tickets on Coachways' express bus service between Staten Island and Manhattan in New York City. The lease, which was for a term of 15 years commenced July 1, 1995 with an annual base rental of $180,000, increased to $205,200 in May 1, 2000. We believe that the rental reflected the reasonable market value for the lease. These facilities were sold to an independent third party on June 30, 2002. The lease was rejected in our Chapter 11 bankruptcy case and is no longer in effect.

        Our wholly owned subsidiary, Staten Island Bus, Inc., leases a parking facility from Atlantic Training. We paid an annual base rent of $48,000 per annum in fiscal 2001, 2002 and 2003. We believe that the rental reflects the reasonable market value for the lease.

Stockholders Agreement

        Upon the effectiveness of our plan of reorganization, AETG entered into a stockholders agreement, dated December 24, 2003, for its common stock with GSC.

Transfer Restrictions

        The stockholders agreement prohibits transfers of common stock except (1) to investors who join the stockholders agreement, (2) in a registered public offering, (3) pursuant to "Tag-Along Rights," which would require stockholders to include shares of holders of 10% or greater of common stocks (as of the effective date of our plan of reorganization), at their option, in the event of a sale to a third party, (4) pursuant to "Drag-Along Rights," which would require stockholders to sell all or part of their shares of common stock in the event of a sale by GSC of a majority or more of the issued and outstanding common stock, and (5) to a financial institution to secure borrowings in a bona fide pledge.

        The stockholders agreement contains "Preemptive Rights," which allow stockholders the right to purchase shares of common stock if AETG makes certain sales of common stock at less than fair market value (as determined by AETG's board of directors), allowing investors to maintain their respective ownership percentage in AETG.

Corporate Governance

        The stockholders agreement provides that each stockholder thereto will vote its shares of common stock towards the election of (i) directors nominated by GSC constituting a majority of the board so long as GSC is the record holder of at least 35% of AETG's common stock, or at least one director nominated by GSC so long as GSC is the record holder of at least 10% of AETG's common stock, and (ii) the Chief Executive Officer of AETG.

Minority Stockholder Protection

        AETG will not, without prior approval of the holders of a majority of common stock that is not owned by GSC:

  •
  redeem or repurchase any shares of common stock unless each holder of common stock may participate on a pro rata basis;

  •
  pay dividends on its common stock unless the dividend is paid to all holders of common stock on a pro rata basis;

  •
  with some exceptions, engage (or permit any subsidiary to engage) in any transaction with a director, officer or affiliate unless (a) the transaction is approved by a majority of the directors of AETG who have no financial interest in the transaction and (b) such transaction is fair to AETG from a financial standpoint or on terms comparable to terms that would be obtained in an arm's-length transaction; or

  •
  amend or modify AETG's charter documents in a way that materially limits or conflicts with the terms of the stockholders agreement.

Registration Rights

        The stockholders agreement also contains registration rights for the common stock. Stockholders have "Piggyback Registration Rights," which require AETG, if it proposes to register any of its common stock under the Securities Act in connection with the offering of such stock, to register all of the shares of stockholders who request registration. GSC has three "Demand Registrations" as long as GSC is the record holder of at least 20% of AETG's common stock. A Demand Registration requires AETG to prepare and file with the SEC a registration statement on the appropriate form and maintain the effectiveness for 180 days or until all shares subject to the Demand Registration have been sold.

Amendment

        The stockholders agreement may be amended only with the approval of AETG, holders of at least 90% of the common stock and GSC (so long as it holds at least 35% of AETG's common stock).

Management Agreements

        Upon the effectiveness of our plan of reorganization, AETG and our company entered into an advisory services agreement, dated December 24, 2003, with GSCP, Inc., an affiliate of GSC. Under the agreement, GSCP, Inc. agreed to advise and consult with our boards of directors and management on certain business, operational and financial matters and provide other advisory services. The agreement provides that AETG and our company will pay GSCP, Inc. an annual fee of $500,000, which fee shall accrue, with interest at the annual rate of interest applicable to our indebtedness under our senior credit facility, from time to time to the extent that the payment of such fee is not permitted under our senior credit facility. The advisory services agreement terminates when GSC ceases to own any shares of common stock issued upon the effectiveness of the plan of reorganization. As of March 31, 2004 $125,000 of the annual fee has been accrued but not paid.

        During the years ended June 30, 2003 and 2002, we paid advisory fees to an affiliate of GSC of $102,293 and $401,572, respectively.

        On February 10, 2004, we entered into a management agreement with Atlantic Transit II Corp. ("ATC") and Atlantic School Bus Corp. ("ASBC"), subsidiaries of AETG. Under the agreement, we provide certain administrative services on behalf of ATC and ASBC and their affiliates. The agreement provides that ASBC will pay us a monthly fee of $30 per route vehicle for which we provide administrative services. The agreement continues until either ATC or our company elects to terminate it. As of March 31, 2004 approximately $8,000 in fees have been earned under this agreement.

Consulting Agreement

        In September 2002, Mr. Frank entered into a consulting arrangement with an affiliate of GSC. Mr. Frank receives certain director and officer indemnification rights from GSC pursuant to this arrangement. GSC has paid Mr. Frank $20,000 in fees for serving on the advisory board of an affiliate of GSC.

Tax Sharing Agreement

        AETG and its subsidiaries, including our company, entered into a tax sharing agreement, dated December 22, 2000, that provides for a consolidated filing of federal income tax and allocates federal tax liabilities.

Debtor-In-Possession Financing

        In May 2003, we received an additional $10.0 million in DIP financing from GSC and on August 6, 2003, another $2.5 million. This facility bore interest at 17% and the principal was repaid on the effectiveness of our plan of reorganization, and the commitments thereunder were terminated. In connection with this facility, we remain liable for $1.0 million in accrued interest from prior to the termination of the facility.

THE REORGANIZATION

Background of the Reorganization

        AETG and its affiliated debtors, including our company (except Atlantic North Casualty Company), had cases pending under Chapter 11 of the United States Bankruptcy Code from August 16, 2002 through December 24, 2003. During the period from fiscal 1995 to fiscal 2001, we increased our EBITDA from $14.2 million to $32.8 million and our revenues from continuing operations from $114.0 million to $352.3 million. In fiscal 2002, however, our EBITDA declined and our net losses increased to $57.4 million. We believe the primary factors leading to this decline were increased costs that were experienced by the school bus transportation industry as a whole and our inability to pass these costs on to our customers as a result of the fixed price customer contracts which are typical of our industry. Specifically, these increased costs were associated with (1) higher insurance rates, which we believe were due largely to investment losses experienced by insurance companies during the stock market decline and were not related to our own loss experience and (2) higher labor costs, including overtime and recruitment expenses, resulting from a tight labor market.

        In fiscal 2002, 2001 and 2000 we experienced substantial increases in our insurance premiums. Our aggregate vehicle and workers' compensation insurance costs increased from $17.5 million in fiscal 2000 to $19.0 million in fiscal 2001, and to $35.3 million in fiscal 2002. Over this period, the insurance premiums for some of our umbrella and vehicle liability insurance policies increased by approximately $12.0 million while the coverage limits were reduced by approximately $50 million.

        We also experienced a tight labor market for experienced, qualified drivers, which caused our labor costs to rise. In the middle of 2002, under the terms of our collective bargaining agreement with Local 1181, of which over 20% of the bus drivers, escorts and mechanics in our school bus, paratransit and transit operations were members at such time, we became responsible for an unexpected increase in health and welfare monthly premiums for our employees of approximately $200,000 per month, retroactive to January 2002. Our collective bargaining agreement with Local 1181 expired on June 30,

2002, and a new agreement had not been reached as of August 16, 2002, when we commenced our Chapter 11 bankruptcy case.

        The negative effect on our cash flow resulting from these cost increases, coupled with service on our existing indebtedness, restricted our ability to grow through acquisitions and bidding on new contracts. Largely as a result of these factors, on August 1, 2002, we did not make the interest payment on our 10 3/4% senior secured notes due 2004 (issued pursuant to an indenture, dated as of February 4, 1997, by and among our company, substantially all of our direct and indirect subsidiaries, as guarantors, and The Bank of New York, as trustee). As of August 16, 2002, $120.0 million in aggregate principal amount was outstanding under our 10 3/4% senior secured notes.

        We retained outside advisors to assist in exploring various refinancing options prior to filing for Chapter 11 protection. After reviewing these options, we decided that filing for Chapter 11 protection would be the best alternative for us to preserve the value of our estates, and would give us an opportunity to restructure our financial obligations, focus on our operations and develop and implement a new business plan.

        As a result, on August 16, 2002, AETG and its affiliated debtors, including our company, chose to seek protection from our creditors under Chapter 11 in the U.S. Bankruptcy Court for the Southern District of New York. The debtors' separate Chapter 11 bankruptcy cases were procedurally consolidated and jointly administered by the Bankruptcy Court. On September 4, 2003, the Bankruptcy Court confirmed the First Amended Joint Plan of Reorganization, filed with the Bankruptcy Court on July 21, 2003, of the debtors in our Chapter 11 bankruptcy case. Our plan of reorganization went effective as of December 24, 2003.

The Reorganization

        Under our plan of reorganization, as of March 31, 2004, the following claims against AETG and our company remain outstanding or had been reinstated:

  •
  We have recorded liabilities of approximately $12.8 million for certain outstanding administrative priority claims, based on our estimate for professionals' claims that we were aware of as of March 31, 2004.

  •
  We have recorded liabilities of approximately $5.6 million for the principal of outstanding priority tax claims. All priority tax claimants are entitled to receive deferred cash payments, over a period not exceeding six years from the date of assessment of each such priority tax claim and valued as of the effective date of our plan of reorganization, in full satisfaction of their claims. While we currently estimate the total amount of priority tax claims in our Chapter 11 bankruptcy case to be approximately $5.6 million, we cannot be certain that the actual total amount of these claims will not exceed this estimate as a result of ongoing negotiations with certain holders of such claims.

  •
  We have recorded liabilities of approximately $1.1 million for general unsecured claims. All holders of general unsecured claims are entitled to a pro rata share of $275,000 on the effective date of our plan of reorganization, and to a pro rata share of an additional $275,000 on each of the first, second and third anniversaries of the effective date of our plan of reorganization.

  •
  We have recorded liabilities of approximately $0.8 million for certain outstanding cure costs, claims to be negotiated for leases and contracts and certain secured claims.

  •
  Certain secured claims (including notes with respect to various motor vehicle purchases) totaling approximately $6.9 million were reinstated under our plan of reorganization.

  •
  Interests on account of old stock interests in debtors other than AETG were reinstated, and interests on account of old stock interests in AETG were terminated.

        We cannot assure you that the amounts we have recorded as liabilities as mentioned above will be sufficient to satisfy all claims filed or which may be filed in the future and allowed in our Chapter 11 bankruptcy case. The final amounts of claims asserted and ultimately paid could materially exceed our current estimates, which could reduce our profitability or cause us to incur losses and otherwise reduce the cash flow available to us to meet our obligations under the notes.

        On the effective date of our plan of reorganization, we rolled over approximately $24.6 million of indebtedness under certain bank loan and debtor-in-possession financing claims into an exit financing senior credit facility that was paid off on April 22, 2004 by net proceeds from the offering of the units and use of our senior credit facility. Additionally, GSC, as the holder of a supplemental bank loan claim, and holders of claims on our 10 3/4% senior secured notes received their pro rata share of (a) $500,000, plus (b) 100% of the common stock issued by AETG under our plan of reorganization.

Effect of the Reorganization

        Our plan of reorganization has had and will have the following important effects on our company's various debtor affiliates, some of which we are in the process of consummating:

Restructuring Transactions

        Reorganized AETG owns, either directly or indirectly through subsidiaries, all of the assets owned by AETG and its debtor subsidiaries prior to the effectiveness of our plan of reorganization.

        We entered into restructuring transactions to simplify the overall corporate structure of the reorganized debtors. We dissolved or are in the process of dissolving certain debtor entities which held substantially no assets. We sold part of and are in the process of selling the assets of and closing the remainder of our bus sales operations, which we consider to be non-core businesses. We completed the sale of one of these businesses in August 2003 and are in the process of selling the assets of and closing the other.

Rejection of Executory Contracts and Unexpired Leases.

        At the commencement of our Chapter 11 bankruptcy case, we were party to numerous nonresidential real property leases, equipment leases and other "executory" contracts. Although there is no precise definition of what constitutes an executory contract, the term generally includes contracts with respect to which performance remains due to some extent on both sides. Throughout our Chapter 11 bankruptcy case, we reviewed our portfolio of leases and contracts to identify those which we wished to reject and which could be rejected in connection with the bankruptcy proceeding. We and the other debtors in our Chapter 11 bankruptcy case rejected certain leases and contracts which we believed would not be important to our future operations. Under the Bankruptcy Code, the counterparty to a lease or contract which has been terminated may have the right to receive certain damages, subject to statutory limits, arising from such termination. These parties became unsecured creditors with respect to their claims and are satisfied pursuant to the terms of our plan of reorganization. All other leases and contracts were assumed and assigned to us in connection with the restructuring and continued after our emergence from bankruptcy.

Board of Directors

        Our board of directors now consists of three directors, who are the same directors sitting on AETG's board of directors. Upon the effectiveness of our plan of reorganization, Peter Frank was appointed as our Chairman of the Board. Domenic Gatto serves as a director. As of April 30, 2004, our GSC designated directors are Mr. Frank and Matthew Kaufman. Our board of directors is more fully described under "Management—Board of Directors."

Issuance of New Securities

        Upon the effectiveness of our plan of reorganization, AETG's prior existing common stock and preferred stock were cancelled. AETG is now authorized to issue and has issued shares of common stock, as more fully described under "Description of Capital Stock." AETG's common stock is held by former holders of our Senior Note Claims and our GSC Bank Loan Claims.

        AETG entered into a stockholders agreement for its new common stock with GSC. The stockholders agreement contains tag-along rights, drag-along rights, preemptive rights, registration rights and minority stockholder protections, as more fully described under "Related Party Transactions—Stockholders Agreement."

Indebtedness

        As part of the exit financing for our Chapter 11 bankruptcy case, many of the reorganized debtors entered into an Amended and Restated Loan and Security Agreement with Congress Financial Corporation, Bank One NA, General Electric Capital Corporation and various other lenders for a maximum of $100.0 million in revolving loans, letters of credit accommodations and vehicle acquisition loans. Our exit financing senior credit facility was secured by a first priority lien on substantially all of the assets of the reorganized debtors party to the loan agreement and a second priority lien on substantially all of our real property. We also issued $45.0 million in aggregate principal amount of senior secured notes due 2006 to Banc of America Securities LLC in a private placement. Our exit financing senior secured notes were secured by a first priority lien on substantially all of our real property and a second priority lien on substantially all of our assets.

        We used the net proceeds of the offering of the notes and proceeds from our senior credit facility to repay our exit financing senior credit facility and our exit financing senior secured notes, including prepayment penalties. Concurrently with the offering of the notes, we entered into a senior credit facility, the terms of which are more fully described under "Description of Certain Indebtedness—Senior Credit Facility." As of May 19, 2004, we had approximately $10.0 million in letters of credit and $7.1 million of borrowings outstanding under our senior credit facility. Please read "Capitalization" for information about our indebtedness.

Tax Impact of Reorganization

        In connection with the reorganization, we realized cancellation of debt ("COD") income of approximately $60.0 million for federal income tax purposes. Such COD income was excluded from our gross income pursuant to Section 108 of the Internal Revenue Code of 1986, as amended (the "Code"). However, also pursuant to section 108 of the Code, amounts excluded from gross income were applied to reduce certain tax attributes, such as our consolidated net operating loss ("CNOL") and the tax bases of certain of our assets. As of June 30, 2003, we estimate that NOL carryforwards were approximately $128.0 million. As a result of the reorganization and related transactions and adjustments, we estimate that our CNOLs were reduced by approximately $46.0 million, and that the tax bases of certain of our assets were reduced by approximately $14.0 million. We cannot assure you that we will be able to use our remaining CNOLs to offset future taxable income or that the amount of such CNOLs will not be adjusted or reduced or become subject to limitation.

        For the purposes of computing the alternative minimum tax, if CNOLs are available to offset future taxable income, such CNOLs generally may not offset more than 90% of the pre-CNOL alternative minimum taxable income. Accordingly, we may be liable for alternative minimum tax as a result of and subsequent to the reorganization. As of June 30, 2003, we estimate that our alternative minimum tax credit carryforwards were approximately $905,000, which may be carried forward indefinitely.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

        Concurrently with the offering of the notes, we entered into a senior credit facility with Congress Financial Corporation with up to $20.0 million of borrowing availability under a revolving credit facility, subject to customary borrowing conditions, plus $10.0 million in available letters of credit. The senior credit facility is secured by a first priority lien on substantially all of our and our guarantor subsidiaries' assets, other than the first lien collateral and certain excluded assets, and by a second priority lien on the first lien real property.

        Our borrowing capacity under the revolving credit facility is based on 85% of the net amount of our eligible accounts receivable. Loans under the revolving credit facility bear interest at the prime rate plus 1% per annum or, if we elect, the LIBOR rate plus 3.25% per annum. Letters of credit are subject to a fee of 2% per annum, payable monthly in arrears, and any amounts paid by the lenders for a letter of credit will bear the same rate as loans under our revolving facility. We paid a closing fee of $600,000 on the senior credit facility, and we are required to pay a servicing fee of $10,000 per month. We pay the lenders a monthly fee of 0.5% on any unused portion of our senior credit facility. Our senior credit facility contains an EBITDA covenant and limitations on capital expenditures, as well as customary events of default.

        Our senior credit facility will terminate on its third anniversary or, at the option of the lenders, on March 1, 2005 if at least 70% of the routes currently serviced by us for the DOE are not renewed at terms acceptable to the lenders. Early termination by us prior to the first, second and third anniversaries of our senior credit facility will be subject to early termination fees of 3%, 2% and 1% of our maximum credit under the senior credit facility, respectively.

        As of May 19, 2004, we had approximately $10.0 million in letters of credit and $7.1 million of borrowings outstanding under our senior credit facility.

Senior Secured Notes

        On April 22, 2004, we issued and sold in a private placement 115,000 investment units, of which (a) 105,000 units consisted of $1,000 principal amount of our 12% senior secured notes due 2008 and one warrant and (b) 10,000 units consisted of $1,000 principal amount of our senior secured floating rate notes due 2008 and one warrant. Substantially all of our existing and future domestic restricted subsidiaries guarantee the notes on a senior secured basis. The notes are senior secured obligations of the company and the guarantees are senior secured obligations of the subsidiary guarantors, each ranking equal in right of payment to all of the company and the subsidiary guarantors' respective existing and future senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness.

        The notes and the guarantees are secured by (1) a first priority lien on all but two of our and our guarantor subsidiaries' owned real properties and certain of our and our guarantor subsidiaries' hereafter acquired real properties (which also secures our new senior credit facility on a second priority basis) and on substantially all of our owned motor vehicles, whether now owned or hereafter acquired, other than motor vehicles classified as assets of discontinued operations on the date of the indenture governing the notes or which are subject to purchase money liens, and (2) a second priority lien on those of our assets and the assets of our subsidiaries which secure our obligations under our new senior credit facility on a first priority basis. The notes and the guarantees are effectively subordinated to our senior credit facility and the guarantees of that facility, to the extent of the value of the collateral securing that facility on a first priority basis, and to capital lease obligations and certain other secured indebtedness permitted to be incurred under the indenture governing the notes, to the extent of the assets securing such indebtedness.

        Interest on the senior secured notes due 2008 accrues at an annual rate of 12% and interest on the senior secured floating rate notes due 2008 accrues at an annual rate equal to LIBOR plus a margin of 9.2%. Interest on the notes is payable semiannually in cash on April 15 and October 15 of each year, commencing on October 15, 2004. The notes mature on April 15, 2008. From and after September 30, 2006, in the event that we do not satisfy certain leverage tests, we will pay additional interest on the notes at an annual rate of 2%, which additional interest shall be payable in the form of additional payment in kind, or "PIK", notes. All PIK notes will have identical terms to the senior secured notes due 2008 and the senior secured floating rate note due 2008.

        On or after April 15, 2006, we may redeem all or a portion of the notes at our option, at specified redemption prices described in the indenture governing the notes, plus accrued and unpaid interest, if any. Prior to April 15, 2006, we may, at our option, redeem on one or more occasions, up to 35% in aggregate principal amount of the notes originally issued at specified prices set forth in the indenture governing the notes, plus accrued and unpaid interest, if any, with the net cash proceeds realized by us from any public equity offering, provided that at least 65% of the aggregate principal amount of the notes originally issued remains outstanding after giving effect to such redemption.

        Beginning on September 30, 2005, within 75 days after the end of each prior twelve month period ending September 30, we must offer to repurchase a portion of the notes at 100% of their aggregate principal amount, plus accrued and unpaid interest, if any, with 50% of excess cash flow, if any, as specified in the indenture governing the notes from our previous twelve month period. If we experience a change of control, each holder of the notes will have the right to sell us all or a portion of its notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. In addition, if we make certain types of asset sales, we may be required to use the net proceeds to offer to repurchase the notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

        The indenture governing the notes contains certain restrictive covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to incur additional indebtedness or issue disqualified capital stock; pay dividends or make other restricted payments; issue capital stock of certain subsidiaries; enter into transactions with affiliates; create or incur liens; transfer or sell assets; make capital expenditures; incur dividend or other payment restrictions affecting certain subsidiaries; and consummate a merger, consolidation or sale of all or substantially all of our assets. The indenture also requires us to maintain consolidated EBITDA, as defined therein, of no less than $23.0 million, measured on the last day of each fiscal quarter, and contains customary events of default.

        Upon the issuance of the notes, we entered into a registration rights agreement relating to the notes. We agreed to file a registration statement for the exchange notes with the SEC within 90 days of the date the notes are issued to enable the holders of the notes to exchange the privately placed notes for publicly registered notes with substantially identical terms; use our commercially reasonable efforts to cause that registration statement to be declared effective within 180 days of the date the notes are issued; and use our commercially reasonable efforts to complete the exchange offer within 30 days after the effective date of the registration statement. In addition, in certain circumstances, we will be obligated to file a shelf registration statement that would allow some or all of the notes to be offered to the public. The time periods for a shelf registration could be up to 30 days longer than those for an exchange offer. We will be required to pay additional interest on the notes if we do not comply with our obligations under the registration rights agreement.

Purchase Money Security Interests

        The debtors in our Chapter 11 bankruptcy case entered into financing arrangements with certain equipment manufacturers and third party financial institutions to finance the purchase of equipment for use in their businesses. These financings are secured by purchase money security interests in the purchased equipment. As of March 31, 2004, the debtors in our Chapter 11 bankruptcy case were party to purchase money security transactions totaling approximately $6.1 million and a $0.8 million mortgage associated with our New Jersey bus sales operations, which mortgage was repaid in April 2004.

Capital Leases

        As of March 31, 2004, we had $6.8 million of capital lease obligations for motor vehicles. These leases, which we entered into from July through October 2003, have original terms of five to seven years with an effective interest rate of 10.25% per annum.

DESCRIPTION OF CAPITAL STOCK

The Company

        As of April 30, 2004 our authorized capital stock consisted of 1,303,200 common shares, par value $.01 per share, based upon an amendment to our certificate of incorporation, effective April 21, 2004, whereby we split our authorized capital stock. AETG owns 651,600 shares of our common shares, and holders of warrants issued pursuant to the offering of units, which consisted of the notes and warrants, on April 22, 2004 are entitled, in the aggregate, to purchase 115,000 common shares representing 15.0% of our outstanding common shares on a fully diluted basis as of such date (assuming exercise of all such warrants). As of April 30, 2004, we had one holder of our outstanding common shares.

        Holders of outstanding common shares are entitled, for each share held, to one vote upon each matter submitted to a vote at a meeting of our shareholders.

        Holders of our common shares are entitled to receive a pro rata share of dividends when, as and if declared by us out of funds legally available for the payment of dividends and to participate pro rata in liquidating distributions. Our ability to pay dividends is limited by agreements governing our indebtedness, including the notes and our senior credit facility.

        Our board of directors may authorize the issuance of fractions of shares represented by a certificate or uncertificated, which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of shares at the time when those entitled to receive such fractions are determined; or in lieu of fractional shares it may authorize the issuance, as permitted by law, of scrip exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

AETG

        AETG is authorized to issue 1,650,000 shares of common stock, par value $0.001 per share. As of April 30, 2004, 128,240 shares of AETG's common stock have been issued and are outstanding.

        Holders of outstanding shares of AETG's common stock are entitled, for each share held, to one vote upon each matter submitted to a vote at a meeting of its stockholders. Holders of AETG's common stock are entitled to receive a pro rata share of dividends, when as and if declared by AETG out of funds legally available for the payment of dividends and to participate pro rata in liquidating distributions. AETG does not presently anticipate that dividends will be paid on the common stock in the foreseeable future.

        AETG's certificate of incorporation prohibits issuances or redemptions of common stock, issuances of warrants or options (other than certain compensatory options), and transfers of AETG's common stock by GSC until the earlier of the third anniversary of the effectiveness of the plan of reorganization or when AETG's board of directors determines that the restrictions do not provide AETG with significant tax benefits. Holders of AETG's common stock have no subscription, redemption or conversion rights.

        AETG is authorized to issue 230,000 shares of convertible preferred stock, par value $0.001 per share. As of April 30, 2004, no shares of preferred stock are outstanding. AETG does not presently anticipate issuing any shares of preferred stock in the foreseeable future.

        Holders of outstanding shares of AETG's preferred stock will be entitled to the number of votes per share of preferred stock equal to the number of shares of common stock into which such share of preferred stock could be converted. Holders of AETG's preferred stock will be entitled to receive dividends annually, payable out of any assets or funds legally available for the payment of dividends. Holders of AETG's preferred stock will also be entitled to conversion rights and a liquidation preference. AETG may redeem its preferred stock at any time.

SHARES ELIGIBLE FOR FUTURE SALE

        Assuming exercise in full of all of the warrants and sale of all 115,000 shares being offered by the selling shareholders, we will have 766,600 common shares outstanding. Of these shares, 115,000 will be freely transferable without restriction or further registration under the Securities Act by persons other than "affiliates," as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding common shares are "restricted securities" within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common shares purchased by our affiliates will be "restricted securities" under Rule 144A. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Rule 144

        In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed 1% of the number of shares of common shares then outstanding, which will equal approximately 7,666 shares after the completion of the offering, assuming exercise in full of all the warrants.

        Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Under Rule 144(k), persons who are not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who have beneficially owned the shares proposed to be sold for at least two years, are entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period generally includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold immediately upon completion of this offering.

Registration Rights

        In connection with the sale of the warrants, we entered into an equity registration rights agreement. Under the terms of that agreement, we granted holders of the warrants certain "piggyback" registration rights to participate in certain registrations of our common shares through the maturity date of the notes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS

        The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common shares to a non-United States holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-United States holder is any beneficial owner of our common shares that for United States federal income tax purposes is not a "United States person." For purposes of this discussion, the term United States person means:

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  an individual citizen or resident of the United States;

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  a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

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  an estate whose income is subject to United States federal income tax regardless of its source; or

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  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

        If a partnership holds our common shares, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common shares and partners in such partnerships should consult their own tax advisors.

        This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special circumstances. United States expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid United States federal income tax and investors that hold our common shares as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult its own tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common shares.

Dividends

        Payments on our common shares will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted basis in the common shares, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common shares.

        Amounts treated as dividends paid to a non-United States holder of common shares generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty between the United States and the country in which the non-United States holder is resident. In order to receive a reduced treaty rate, a non-United States holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

        Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits.

        In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        A non-United States holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed timely with the IRS. If a non-United States holder holds our common shares through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common shares

        A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common shares unless:

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  the gain is effectively connected with a United States trade or business of the non-United States holder or, if a tax treaty applies, attributable to a United States permanent establishment maintained by such non-United States holder;

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  the non-United States holder is an individual who holds his or her common shares as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

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  our common shares constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common shares.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

        Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder of our common shares if the holder has provided the certification described above that it is not a United States person or has otherwise established an exemption.

        Payments of the proceeds from a disposition effected outside the United States by a non-United States holder of our common shares made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate hold more than 50 percent of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established.

        Payment of the proceeds from a disposition by a non-United States holder of common shares made by or through the United States office of a broker is generally subject to information reporting and backup withholding unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder's United States federal income tax liability provided the required information is furnished timely to the IRS.

PLAN OF DISTRIBUTION

        The selling shareholders and any of their pledges, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their common shares on or through the facilities of any stock exchange, market or trading facility on which the shares are traded or quoted. These sales may be at fixed or negotiated prices. The principal factors to be considered by a selling shareholder in determining the price include the following:

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  the information included in this prospectus and otherwise available to the selling shareholder;

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  the history of and prospects for our business, our past and present operations;

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  the history and prospects for the industry in which we compete;

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  our past and present earnings and current financial position;

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  the market of securities of companies in businesses similar to ours; and

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  the general condition of the securities markets.

        The selling shareholders may use any one or more of the following methods when selling common shares:

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  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

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  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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  an exchange distribution in accordance with the rules of the applicable exchange, if any;

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  privately negotiated transactions;

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  to cover short sales made after the date that this registration statement is declared effective by the SEC;

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  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

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  a combination of any such methods of sale; and

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  any other method permitted pursuant to applicable law.

        The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, or in other private resales, rather than under this prospectus.

        Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling shareholders may from time to time pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell common shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledge, transferee or other successors in interest as selling shareholders under this prospectus.

        Upon our being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such common shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a selling shareholder that a donee or pledge intends to sell more than 500 common shares, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

        The selling shareholders also may transfer common shares in other circumstances, in which case the transferees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective shares under this registration statement.

        Each of the selling shareholders has represented and warranted to us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common shares.

        We are required to pay all fees and expenses incident to the registration of the common shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

VALIDITY OF THE SECURITIES

        The validity of the common shares offered by this prospectus will be passed upon for the company by Latham & Watkins LLP, New York, New York.

EXPERTS

        The financial statements of Atlantic Express Transportation Corp. as of June 30, 2003 and 2002, and for each of the three fiscal years in the period ended June 30, 2003, included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein (which contains an explanatory paragraph describing conditions that raise substantial doubt about Atlantic Express Transportation Corp.'s ability to continue as a going concern as described in Note 2 to Atlantic Express Transportation Corp.'s consolidated financial statements included elsewhere in this prospectus), and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT AUDITORS

        In May 2002, Arthur Andersen LLP, our independent auditors, ceased operations. In 2002, our board of directors engaged Ernst & Young LLP as our independent auditors. The reports of Arthur Andersen LLP on our fiscal 2000 and fiscal 2001 financial statements (not included herein) did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between us and Arthur Andersen LLP during fiscal 2000, fiscal 2001 or the subsequent interim periods preceding Arthur Anderson's cessation of operations on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described under item 304(a)(1)(v) of Regulation S-K occurred within our two most recent fiscal years and the subsequent interim periods preceding Arthur Andersen LLP's cessation of operations. During fiscal 2000, fiscal 2001 and the subsequent interim periods preceding Arthur Andersen LLP's cessation of operations, we did not consult with Ernst & Young LLP regarding any financial or accounting reporting matters.

        Ernst & Young LLP audited Atlantic Express Transportation Corp.'s consolidated financial statements for the fiscal years ended June 30, 2002 and 2003, and reaudited Atlantic Express Transportation Corp.'s consolidated financial statements for the fiscal year ended June 30, 2001. As a result of that reaudit, Atlantic Express Transportation Corp. has restated its previously issued financial statements as described in Note 3 to Atlantic Express Transportation Corp.'s consolidated financial statements included elsewhere in this prospectus.

Index to Consolidated Financial Statements

Atlantic Express Transportation Corp. and Subsidiaries
Consolidated Financial Statements
Years Ended June 30, 2003, 2002, and 2001 and
the Nine Months Ended March 31, 2004 and 2003 (unaudited)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Atlantic Express Transportation Corp.

        We have audited the accompanying consolidated balance sheets of Atlantic Express Transportation Corp. and Subsidiaries (the "Company") as of June 30, 2002 and 2003, and the related consolidated statements of operations, stockholder's equity (deficit), and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlantic Express Transportation Corp. and Subsidiaries at June 30, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with U.S. generally accepted accounting principles.

        The accompanying consolidated financial statements have been prepared assuming Atlantic Express Transportation Corp. and its wholly-owned subsidiaries will continue as a going concern. As more fully described in Note 2, the Company incurred substantial operating losses in 2001, 2002 and 2003. On August 16, 2002, Atlantic Express Transportation Corp. together with the majority of its wholly owned subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). On December 24, 2003, the Company completed the required exit financing and the plan of reorganization became effective. The Company believes it will require additional funding beyond the current exit financing to fund operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is contingent upon among other things, obtaining adequate financing and the ability to generate sufficient cash flows from operations to meet future obligations. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

        As described in Note 2 to the financial statements, the Company has changed its method of accounting for goodwill and other intangible assets effective July 1, 2002.

                      /s/ Ernst & Young LLP

New York, New York
February 27, 2004

Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Balance Sheets

	June 30, 2002	June 30, 2003	March 31, 2004
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,603,942	$3,101,088	$1,470,166
Restricted cash and cash equivalents	2,262,165	73,902	1,110,516
Restricted current portion of marketable securities	2,208,330	383,451	—
Accounts receivable net of allowance for doubtful accounts of $769,000, $883,000 and $973,000 unaudited, respectively	57,673,706	55,519,080	59,311,192
Inventories	1,419,612	1,457,310	2,085,547
Assets of discontinued operations	15,531,200	10,325,298	2,196,313
Prepaid insurance	5,375,932	18,118,381	23,102,963
Prepaid expenses and other current assets	2,524,647	4,003,214	3,400,929

Total current assets	90,599,534	92,981,724	92,677,626
Property, plant and equipment, less accumulated depreciation	166,619,277	154,262,709	153,217,324
Other assets:
Restricted cash and cash equivalents	3,610,869	4,388,488	3,647,170
Restricted marketable securities	5,778,060	5,692,626	5,932,982
Transportation contract rights, net	14,869,769	12,885,188	11,547,056
Deferred financing costs, net	6,866,434	3,109,886	6,669,659
Deposits and other noncurrent assets	4,083,561	4,674,739	5,028,265

Total other assets	35,208,693	30,750,927	32,825,132

	$292,427,504	$277,995,360	$278,720,082

Liabilities and stockholder's equity (deficit)
Current:
Current portion of long-term debt	$250,367,631	$101,674,057	$74,544,835
Current portion of capital lease obligations	—	—	1,051,295
Insurance financing payable	4,859,755	2,556,427	5,769,955
Controlled disbursements account—checks issued not funded	—	4,839,472	1,474,897
Accounts payable, accrued expenses and other current liabilities	27,043,919	16,011,995	33,632,968
Accrued compensation	4,266,055	4,342,751	8,983,979
Current portion of insurance reserves	4,164,000	3,130,000	3,460,000
Due to parent	—	461,688	—
Accrued interest	5,400,529	183,964	538,942
Payable to creditors under the plan of reorganization	—	—	1,947,962

Total current liabilities	296,101,889	133,200,354	131,404,833
Long-term debt, net of current portion	3,304,587	—	49,708,795
Capital lease obligations, net of current portion	—	—	5,758,025
Insurance reserves, net of current portion and other long-term liabilities	8,830,093	5,347,543	2,522,899
Deferred state and local income taxes	550,000	550,000	922,000
Payable to creditors under the plan of reorganization, net of current portion	—	—	5,454,069
Liabilities subject to compromise	—	175,591,726	—
Commitments and contingencies
Stockholder's equity (deficit):
Common stock, par value $.01 per share, authorized shares 1,303,200; issued and outstanding 651,600	6,516	6,516	6,516
Additional paid-in capital	62,442,001	62,442,001	149,442,001
Accumulated deficit	(78,944,187)	(99,447,607)	(66,633,479)
Accumulated other comprehensive income	136,605	304,827	134,423

Total stockholder's equity (deficit)	(16,359,065)	(36,694,263)	82,949,461

	$292,427,504	$277,995,360	$278,720,082

See accompanying Notes.

Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Statements of Operations

	Year Ended June 30,			Nine Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Revenues:
School bus operations	$276,589,459	$288,004,283	$300,433,151	$216,913,546	$233,639,784
Paratransit and transit operations	75,731,732	56,952,739	48,602,426	37,129,231	31,419,407

Total revenues	352,321,191	344,957,022	349,035,577	254,042,777	265,059,191
Costs and expenses:
Cost of operations—School bus operations	232,492,010	260,646,364	258,571,514	189,031,681	208,891,042
Cost of operations—Paratransit and transit operations	61,946,880	50,939,851	40,574,010	31,010,988	26,710,882
General and administrative	21,749,112	23,476,902	19,564,058	14,577,940	13,362,841
Depreciation and amortization	22,319,795	25,072,457	25,055,031	18,715,897	19,154,456
Contract rights impairment	—	2,827,512	—	—	—

Total operating costs and expenses	338,507,797	362,963,086	343,764,613	253,336,507	268,119,221

Income (loss) from operations	13,813,394	(18,006,064)	5,270,964	706,271	(3,060,028)
Other income (expense):
Interest expense (contractual interest of $26,573,022, $19,609,757, $17,981,851 at June 30, 2003, March 31, 2003 and 2004, respectively)	(24,625,629)	(24,302,785)	(12,868,333)	(9,742,993)	(10,685,100)
Reorganization costs	—	—	(8,164,150)	(5,566,481)	(11,238,242)
Forgiveness of indebtedness income	—	—	—	—	58,576,890
Other	(523,287)	(1,585,099)	(234,015)	(350,598)	(81,819)

Income (loss) before provision for income taxes and discontinued operations	(11,335,522)	(43,893,948)	(15,995,534)	(14,953,801)	33,511,702
Provision for income taxes	(457,364)	(248,170)	(306,791)	(90,000)	(450,600)

Income (loss) before discontinued operations	(11,792,886)	(44,142,118)	(16,302,325)	(15,043,801)	33,061,102
Income (loss) from discontinued operations	(2,837,040)	(13,282,623)	(4,201,095)	(342,192)	(246,974)

Net income (loss)	$(14,629,926)	$(57,424,741)	$(20,503,420)	$(15,385,993)	$32,814,128

Net income (loss) per share:
Per share data:
Basic net income (loss) per share:
Income (loss) before cumulative effect of accounting change and discontinued operations	(18.10)	(67.74)	(25.02)	(23.09)	50.74
Income (loss) from discountinued operations	(4.35)	(20.39)	(6.45)	(0.52)	(0.38)
Net income (loss)	(22.45)	(88.13)	(31.47)	(23.61)	50.36
Diluted net income (loss) per share:
Income (loss) before cumulative effect of accounting change and discontinued operations	(18.10)	(67.74)	(25.02)	(23.09)	50.74
Income (loss) from discountinued operations	(4.35)	(20.39)	(6.45)	(0.52)	(0.38)
Net income (loss)	(22.45)	(88.13)	(31.47)	(23.61)	50.36
Weighted average common shares outstanding
Basic	651,600	651,600	651,600	651,600	651,600
Diluted	651,600	651,600	651,600	651,600	651,600

See accompanying Notes.

Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Statements of Stockholder's Equity (Deficit)

	Common stock, par value $0.01	Additional paid- in- capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Comprehensive income (loss)	Total
Balance, June 30, 2000, as restated	$6,516	$46,942,001	$(6,639,420)	$848,299	$—	$41,157,396
Contribution from parent company	—	10,000,000	—	—	—	10,000,000
Net loss	—	—	(14,629,926)	—	(14,629,926)	(14,629,926)
Distributions to parent company	—	—	(122,000)	—	—	(122,000)
Unrealized loss on marketable securities, net of reclassification adjustment	—	—	—	(2,380,773)	(2,380,773)	(2,380,773)

Comprehensive loss					$(17,010,699)

Balance, June 30, 2001	6,516	56,942,001	(21,391,346)	(1,532,474)		34,024,697
Contribution from parent company	—	5,500,000	—	—	—	5,500,000
Net loss	—	—	(57,424,741)	—	(57,424,741)	(57,424,741)
Distributions to parent company	—	—	(128,100)	—	—	(128,100)
Unrealized gain on marketable securities, net of reclassification adjustment	—	—	—	1,669,079	1,669,079	1,669,079

Comprehensive loss					$(55,755,662)

Balance, June 30, 2002	6,516	62,442,001	(78,944,187)	136,605		(16,359,065)
Net loss	—	—	(20,503,420)	—	(20,503,420)	(20,503,420)
Unrealized gain on marketable securities, net of reclassification adjustment	—	—	—	168,222	168,222	168,222

Comprehensive loss					$(20,335,198)

Balance, June 30, 2003	6,516	62,442,001	(99,447,607)	304,827		(36,694,263)
Net income	—	—	32,814,128	—	32,814,128	32,814,128
Contribution of stock from parent	—	87,000,000	—	—	—	87,000,000
Unrealized loss on marketable securities, net of reclassification adjustment	—	—	—	(170,404)	(170,404)	(170,404)

Comprehensive income					$32,643,724

Balance, March 31, 2004 (unaudited)	$6,516	$149,442,001	$(66,633,479)	$134,423		$82,949,461

See accompanying Notes.

Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended June 30,			Nine Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$(14,629,926)	$(57,424,741)	$(20,503,420)	$(15,385,993)	$32,814,128
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Forgiveness of indebtedness	—	—	—	—	(59,985,668)
Gain on sales of marketable securities and investments	(461,071)	(523,716)	(116,847)	(113,441)	(167,032)
Loss on sales of marketable securities and investments	825,923	3,522,626	231,613	231,613	—
Depreciation	20,422,934	22,916,089	23,462,981	17,518,615	17,758,287
Fixed asset impairment	—	—	1,226,298	—	214,193
Amortization	5,887,732	6,564,569	6,492,281	4,706,776	4,596,080
Goodwill and contract rights impairment	—	12,993,302	700,000	—	—
Payment in kind interest expense	—	—	—	—	734,631
Reserve for doubtful accounts receivable	120,000	548,256	215,000	90,000	90,000
Gain on sales of fixed assets	(82,675)	—	(82,269)	(79,019)	(51,752)
Loss on sales of fixed assets	358,687	300,131	296,864	146,389	46,644
Deferred state and local income taxes	—	—	—	—	372,000
Decrease (increase) in:
Restricted cash and cash equivalents	(58,765)	(464,165)	2,188,263	2,060,105	(1,036,614)
Accounts receivable	(11,907,902)	11,477,407	1,939,626	141,539	(3,882,811)
Inventories	(3,809,374)	3,271,905	3,630,048	2,287,959	4,742,112
Prepaid expenses and other current assets	(9,630,228)	6,279,721	(14,955,625)	(9,974,617)	(2,998,244)
Deposit and other non-current assets	776,195	(438,801)	(727,320)	(994,546)	(456,870)
Increase (decrease) in:
Accounts payable, accrued expenses, other current liabilities and accrued compensation	8,438,987	462,517	6,227,045	9,891,018	22,342,922
Controlled disbursement account	—	—	4,839,472	1,694,124	(3,364,575)
Insurance financing payable	9,724,226	(4,864,471)	(1,237,217)	913,393	3,213,528
Insurance reserve and other long-term liabilities	75,177	6,668,685	(1,030,561)	28,879	(2,494,650)

Net cash provided by operating activities	6,049,920	11,289,314	12,796,232	13,162,794	12,487,009
Cash flows from investing activities
Acquisition of subsidiary	(453,150)	—	—	—	—
Additions to property, plant and equipment	(32,035,019)	(18,341,412)	(8,780,308)	(6,849,178)	(9,176,981)
Purchase of transportation contract rights	(226,394)	(183,772)	—	—	(79,154)
Proceeds from sale of subsidiary	—	—	—	—	300,000
Proceeds from sale of contract rights	—	—	100,000	100,000	—
Payment for covenant not to compete	(50,000)	—	(50,000)	(50,000)	—
Collection (issuance) of notes receivable	(184,099)	—	44,280	32,688	—
Due to (from) parent	31,760	(3,212)	461,688	461,688	(461,688)
Write-off of parent company receivable	—	808,753	—	—	—
Proceeds from sales of fixed assets	652,431	137,872	591,577	571,327	854,963
Increase (decrease) in restricted cash and cash equivalents	—	(3,610,869)	(777,619)	(3,401,579)	741,318
Purchases of marketable securities	(12,454,284)	(7,007,617)	(3,901,900)	(950,344)	(1,153,898)
Proceeds from sales or redemptions of marketable securities	6,631,983	8,882,500	5,813,815	5,383,037	1,216,289
Distributions to parent company	(122,000)	(128,100)	—	—	—

Net cash used in investing activities	(38,208,772)	(19,445,857)	(6,498,467)	(4,702,361)	(7,759,151)

Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended June 30,			Nine Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Cash flows from financing activities
Capital contributed from parent company	4,547,980	5,500,000	—	—	—
Proceeds from (payment of) GSCP DIP loan	—	—	10,000,000	—	(10,000,000)
Proceeds from Senior Secured Notes	—	—	—	—	45,000,000
Revolving line of credit	61,745,264	9,035,221	(14,050,790)	(8,076,101)	(31,822,409)
Proceeds from additional borrowings	—	—	1,106,400	1,046,400	—
Repurchase of 10 3/4% Senior Secured Notes	(30,000,000)	—	—	—	—
Principal payments on borrowings and capital lease obligations	(1,955,060)	(1,795,148)	(3,010,903)	(2,329,280)	(2,876,168)
Deferred financing	(5,164,279)	(1,841,307)	(845,326)	(262,639)	(6,660,203)

Net cash (used in) provided by financing activities	29,173,905	10,898,766	(6,800,619)	(9,621,620)	(6,358,780)

Net (decrease) increase in cash and cash equivalents	(2,984,947)	2,742,223	(502,854)	(1,161,187)	(1,630,922)
Cash and cash equivalents, beginning of year	3,846,666	861,719	3,603,942	3,603,942	3,101,088

Cash and cash equivalents, end of period	$861,719	$3,603,942	$3,101,088	$2,442,755	$1,470,166

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$25,668,982	$23,873,189	$8,452,810	$6,300,282	$6,540,622

Income taxes	$294,773	$254,037	$—	$—	$224,827

Supplemental disclosure on noncash financing activities
Buses contributed by parent as additional paid-in-capital	$5,452,020	$—	$—	$—	$—

Capital lease obligations incurred for purchases of vehicles	$—	$—	$—	$—	$7,529,216

Loans incurred for purchases of property, plant and equipment	$734,078	$—	$2,779,918	$2,779,918	$—

See accompanying Notes.

Atlantic Express Transportation Corp. and Subsidiaries

Notes to Consolidated Financial Statements

1. Business

        Atlantic Express Transportation Corp. ("AETC" or the "Company"), a wholly owned subsidiary of Atlantic Express Transportation Group Inc. ("AETG"), is one of the largest providers of school bus transportation in the United States, providing services to various municipalities in New York, Missouri, Vermont, Massachusetts, Illinois, California, Pennsylvania and New Jersey. In addition to its school bus transportation operations, AETC also provides services to public transit systems for physically or mentally challenged passengers, fixed route transit, express commuter line charter and tour services and sells school buses and commercial vehicles in New Jersey and various counties in New York (Note 2 Summary of Significant Accounting Policies—Discontinued Operations).

2. Summary of Significant Accounting Policies

Basis of Presentation

        For the years ended June 30, 2001, 2002, and 2003, the Company incurred net losses of $14,629,926, $57,424,741, and $20,503,420 respectively. For the nine-month periods ended March 31, 2003 and 2004 the Company incurred a net loss of $15,385,993 and had net income of $32,814,128, respectively. The net income for the nine-month period ended March 31, 2004, includes forgiveness of indebtedness income of $59,985,668 related to the plan of reorganization becoming effective. On August 16, 2002, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (Note 4 Reorganization under Chapter 11). The Company operated under a debtor-in-possession financing facility, for the period from August 16, 2002 until December 24, 2003, when it obtained exit financing as the plan of reorganization became effective. The exit financing agreement contains financial covenants and the Company's ability to remain in compliance with them is dependent on the Company being able to meet or exceed its earnings projections. Based upon anticipated cash flow from operations, cash and available borrowings under the exit financings, as of December 31, 2003 and March 31, 2004 the Company will need additional funding to finance operations over the next twelve months.

        The Company is seeking additional funds beyond the current financing agreements to improve liquidity and fund operations. Without additional funding, the Company may experience near term liquidity requirements beyond what is available under its current existing credit facility and believes financing alternatives are available including sale of certain assets or operations, obtaining over advances (currently at the option of lenders) under its credit facility, requesting an accelerated return of all or a portion of the cash collateral from one of its insurance companies, negotiating extensions of its current obligations or potential additional funding from debt or equity sources, including its current funding sources. However, there can be no assurance the Company will be successful in securing financing alternatives.

        The above factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is contingent upon, among other things, obtaining adequate financing and the ability to generate sufficient cash flows from operations to meet future obligations. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

        The consolidated financial statements include the accounts of AETC and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

        The accompanying consolidated balance sheet as of March 31, 2004, consolidated statement of stockholder's equity (deficit) for the nine months ended March 31, 2004 and the consolidated statements of operations and cash flows for the nine months ended March 31, 2003 and 2004 as well as all related note disclosures, are unaudited. In the opinion of management, such information includes all adjustments consisting of normal recurring adjustments necessary for a fair presentation of this interim information when read in conjunction with the audited consolidated financial statements and notes hereto. Results for the nine months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2004.

Discontinued Operations

        During the fiscal year ended June 30, 2003, the Company decided to sell certain assets of Central New York Coach Sales & Service, Inc. ("CNY") and Jersey Bus Sales, Inc. ("JBS"), the Company's bus sales subsidiaries. The assets of CNY were sold August 18, 2003. Following the sale, the Company's bus sales operations will be conducted only by JBS, which the Company is in the process of selling or closing. The bus sales operations have been accounted for as discontinued operations in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144. In 2002, the Company recorded a $10,165,790 write-down of goodwill and in fiscal 2003 the Company recorded an after-tax charge of $2,708,160, which included the write-down of goodwill of $700,000 and $2,008,160 to adjust the value of assets sold or to be sold to net realizable value and as of March 31, 2004, the Company recorded an additional after tax charge of $1,425,723 to adjust the value of assets to be sold to net realizable value. Interest expense of $3,829,094, $2,158,847 and $1,892,109 is allocated to discontinued operations for the years ended June 30, 2001, 2002 and 2003, respectively. For the nine-month periods ended March 31, 2003 and 2004, the interest expense for discontinued operations was $1,429,264 and $828,001, respectively. The Company allocated interest expense and deferred financing costs, attributable to its Senior Secured Notes and the Facility (as defined and explained in Note 10), on the basis of the net liability balances in the Company's intercompany accounts as a percentage to the total debt combination of the Senior Secured Notes and the Facility. These charges are included in the net loss from discontinued operations for the years ended June 30, 2001, 2002 and 2003 and the nine months ended March 31, 2004, respectively. Summary results of the bus sales operations, which have been classified separately as discontinued operations, were as follows:

	Year ended June 30,			Nine months ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Revenue—Bus Sales Operations	$89,256,672	$76,786,973	$66,592,158	$55,843,653	$29,031,856
Income (loss) before income tax	(2,837,040)	(13,279,623)	(4,179,815)	(342,192)	(242,474)
Provision for income taxes	—	3,000	21,280	—	4,500

Net income (loss) from discontinued operations	$(2,837,040)	$(13,282,623)	$(4,201,095)	$(342,192)	$(246,974)

        Assets of discontinued operations were reclassified from the following accounts:

	Year Ended June 30,
			Nine Months Ended March 31, 2004
	2002	2003
			(unaudited)
Inventories	$9,793,463	$6,125,717	$755,368
Prepaid expenses and other current assets	643,580	1,384,053	—
Goodwill	1,000,000	300,000	—
Property and equipment	4,094,157	2,515,528	1,440,945

Total assets	$15,531,200	$10,325,298	$2,196,313

        Assets and liabilities of discontinued operations which were not reclassified, as they will not be sold, consist principally of accounts receivable, liabilities subject to compromise, and certain debt.

Use of Estimates

        The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses and the accompanying notes. Actual results could differ from those estimates.

        The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Amounts reported based upon these assumptions, include but are not limited to insurance reserves, allowance for doubtful accounts, income taxes, claims by creditors, forgiveness of indebtedness income, goodwill and other long-lived assets.

Revenue Recognition

        Revenues from school bus and paratransit and transit operations are recognized when services are provided. The Company bills customers on a monthly basis based upon the completion of bus routes and service hours completed to all paratransit customers, which in most cases are based upon contracts or extension agreements with customers. Under the Company's largest contract, the New York City Department of Education (the "DOE") retains 5% of monthly billings (retainage), which is normally returned in August of the following fiscal year based upon the Company completing contractual service for the prior school year.

Cash Equivalents

        Cash equivalents consist of short-term, highly liquid investments with maturities of 90 days or less when purchased, which are readily convertible into cash.

Marketable Securities

        In accordance with Financial Accounting Standards Board Statement No. 115, AETC determines the classification of securities as held-to-maturity or available-for-sale at the time of purchase, and reevaluates such designation as of each balance sheet date. Securities are classified as held-to-maturity when AETC has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and discounts to maturity. Marketable securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, reported as a separate component of stockholder's equity. The cost of securities sold is based on the specific identification method.

Inventories

        Inventories primarily consist of fuel, parts and supplies, which are valued at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost and depreciated utilizing the straight-line method over the lives of the related assets. The useful lives of property, plant and equipment for purposes of computing depreciation are as follows:

Years
Building and improvements	15 - 31.5
Transportation equipment	5 - 15
Other	3 - 7

Long-Lived Assets

        Long-lived assets, such as intangible assets and property, plant and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to their fair value.

Transportation Contract Rights

        Transportation contract rights primarily represent the value the Company assigned to the cost of investments in school bus companies in excess of the book value of the companies acquired. In addition, AETC has purchased from unrelated third parties certain transportation contract rights with respect to revenue contracts and travel routes. The Company reviews the value assigned to transportation contract rights annually to determine if they have been impaired in value. The Company has recorded an impairment charge of $2,827,512 for the year ended June 30, 2002, that is included in the school bus operations segment, to adjust the transportation contract rights to fair value. Transportation contract rights are amortized over a twelve year period.

        Transportation contract rights are comprised of the following:

	June 30,
			March 31, 2004
	2002	2003
			(unaudited)
Gross carrying amount	$26,594,493	$26,494,493	$26,573,647
Less accumulated amortization	11,724,724	13,609,305	15,026,591

Transportation contract rights, net	$14,869,769	$12,885,188	$11,547,056

Amortization expense recorded	$2,150,244	$1,884,581	$1,417,286

Estimated amortization expense for the year ending June 30,
2004	$1,890,081
2005	1,891,181
2006	1,778,682
2007	1,609,229
2008	1,609,229

Deferred Financing Costs

        Deferred financing costs are amortized over the life of the related debt.

Goodwill and Other Intangible Assets

        Through June 30, 2002, goodwill was amortized over 40 years and other intangible assets were amortized on a straight-line basis principally over five years. The Company reviewed the value assigned to these assets annually to determine if they had been impaired in value. At June 30, 2002 and 2003, the Company determined that the carrying value of its goodwill for its bus sales operations exceeded the fair value and recognized impairment charges of $10,165,790 and $700,000, respectively.

Insurance Reserves

        Insurance reserves of $12,575,351, $8,477,543 and $5,982,899 as of June 30, 2002, 2003, and March 31, 2004, respectively, represent claim reserve liabilities for the Company's self-insurance programs. The Company self-insured its worker's compensation insurance deductibles through Atlantic North Casualty Company ("Atlantic North"), a wholly owned subsidiary. Atlantic North's total maximum claims liabilities are partially funded by premiums charged to operating companies, which, in turn, are limited to the amount of the deductible on the Company's worker's compensation insurance policy ($12.2 and $11.2 million for calendar years 2001, and 2002, respectively). On January 1, 2003, the Company did not renew this policy and it is the Company's intention not to use Atlantic North as an insurer. On April 3, 2003, due to the filing under Chapter 11, the Commissioner of Banking, Insurance, Securities and Health Care Administration of the State of Vermont (the "Commissioner") was appointed Rehabilitator of Atlantic North. On that date the Rehabilitator took control and possession of the assets of Atlantic North and began to administer such assets. In February 2004, the Company decided to liquidate Atlantic North.

        In February 2003, the DOE entered into a Memorandum of Understanding (the "MOU") with the Company and its other school bus transportation providers, under which the DOE will assume certain vehicle insurance obligations. In addition, under the MOU, the Company is not responsible for the administration or payment of insurance claims arising after April 1, 2003. The Company is not aware of any factors that might impair the DOE's ability or intent to pay claims under this program. The accompanying financial statements do not reflect reserves for such claims arising after April 1, 2003.

Income Taxes

        AETC follows the liability method under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The primary objectives of accounting for taxes under SFAS No. 109 are to (a) recognize the amount of tax payable for the current year and (b) recognize the amount of deferred tax liability or asset for the future tax consequences of events that have been reflected in AETC's financial statements or tax returns. When the realization of a deferred tax asset is not considered to be more likely than not, a valuation allowance is recorded against that deferred tax asset.

        AETC files consolidated federal, state and local income tax returns with its parent and affiliates. The income tax charge or benefits allocated to AETC is based upon an allocation method determined by the group under a tax sharing agreement. The balance identified as deferred tax assets and liabilities can, in substance, be considered the equivalent to amounts due from and due to this affiliated group based upon the application of this method.

Income (Loss) Per Share

        Basic and diluted net income (los) per share information for all periods is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net income (loss) per share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is determined in the same manner as basic net income (loss) per share except that the number of shares is increased assuming exercise of dilutive stock options, warrants and convertible securities. The calculation of diluted net income (loss) per share excludes potential common shares if the effect is antidilutive.

Fair Value of Financial Instruments

        The carrying value of financial instruments including cash and cash equivalents, accounts receivable including retainage, notes receivable, and accounts payable approximated their fair value as of June 30, 2002, June 30, 2003 and March 31, 2004, due to either their short maturity or terms similar to those available to similar companies in the open market. Marketable securities, classified as available-for-sale, are valued at quoted market value. At June 30, 2003 the fair value of the Company's 10 3/4% Senior Secured Notes was approximately $26.4 million as compared to the carrying value of $120 million. The holders of these notes along with $8.2 million supplemental bank loan claim held by Greenwich Street Capital ("GSC"), received a pro rata share of $0.5 million and 100% of the common stock of AETG in accordance with the company's plan of reorganization. (See Note 4 Reorganization Under Chapter 11)

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company adopted SFAS No. 142 on July 1, 2002. The adoption of SFAS No. 142 resulted in the Company's discontinuation of amortization of its goodwill; however, the Company is required to test its goodwill for impairment annually.

        SFAS No. 142 requires disclosure of what net income would have been in all periods presented in the financial statements, exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects), among other items. The adjusted net income for this disclosure requirement would be as follows:

	Year Ended June 30,			Nine Months Ended,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Reported net income (loss)	$(14,629,926)	$(57,424,741)	$(20,503,420)	$(15,385,993)	$32,814,128
Add back:
Goodwill amortization	325,908	325,908	—	—	—

Adjusted net income (loss)	$(14,304,018)	$(57,098,833)	$(20,503,420)	$(15,385,993)	$32,814,128

        In June 2001, the FASB issued statement of SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this statement did not have any effect on the Company's financial statements.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Under this statement, a single accounting model is to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. In addition, this statement broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS No. 144 on July 1, 2002 and has accounted for its discontinued operations in accordance with this statement.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting the cost associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The primary difference between this Statement and Issue 94-3 relates to it requirements for recognition of a liability for a cost associated with an exit or disposal activity. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement did not have a material effect on the Company's financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value. The initial recognition and measurement provisions of FIN 45 are applicably on a prospective basis, to guarantees issued or modified after December 31, 2002. FIN 45 also elaborates on the disclosures to be made by the guarantor in its interim and annual statements about its obligations under certain guarantees that it has issued. These disclosure requirements are effective for financial statements ending after December 31, 2002. The adoption of this Statement did not have any effect on the Company's financial statements.

        In January 2003, the FASB released Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that all primary beneficiaries of Variable Interest Entities ("VIE") consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs to which an enterprise obtains an interest after that date. In March 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have any arrangements with variable interest entities that require consolidation of their financial information into its financial statements. FIN 46 is not expected to have any impact on the Company's financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as for provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective dates. The adoption of this pronouncement did not have any effect on the results of operations.

        In May 2003, the FASB issues SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity, be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The Company does not expect the adoption of this pronouncement to have any effect on the results of operations or financial position.

        In December 2003, the FASB amended the computational guidance of SFAS No. 128, "Earnings per Share" ("EPS"). Under this statement, the number of incremental shares included in year-to-date diluted EPS would be computed using the average market price of common shares for the year-to-date period. This statement also requires that shares to be issued upon conversion of a mandatorily convertible security be included in basic EPS from the date that conversion becomes mandatory. The provisions of this statement are effective for fiscal years beginning after December 15, 2004. The adoption of this statement is not expected to have a material effect on the Company's calculation of EPS.

Reclassification

        Certain June 30, 2003, 2002 and 2001, and March 31, 2003 amounts have also been reclassified to conform to the current period presentation.

3. Restatement

        The Company has adjusted its previously issued financial statements because the Company (i) has determined that it had not recorded a liability related to health and welfare premiums and pension liabilities of $717,762 based on the results of a recently received audit conducted by Local 1181 for the years 1998 through 2003, (ii) the Company determined that it had to reverse certain prepaid costs amounting to $1,953,862 that had been previously deferred, (iii) the Company determined that the deferred tax asset of $3,954,168 as of June 30, 2000, should have been fully reserved based on information then available, and (iv) the Company determined that a deferred state and local income tax provision of $550,000 should have been recorded as of June 30, 2000.

        As a result of these items, the Company has recorded an adjustment to previously issued financial statements, which reduced opening retained earnings at July 1, 2000, by $7,175,792.

4. Reorganization Under Chapter 11

        On August 16, 2002 AETG, the Company and most of its wholly owned subsidiaries (the "Debtors") filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Code") in the United States Bankruptcy Court (the "Bankruptcy Court").

        Subsequent to the filing, the Company continued to operate its business under the Code as a debtor-in-possession ("DIP").

        The Bankruptcy Court confirmed the debtor's plan of reorganization on September 4, 2003 subject to completion of the required financing. The Company pursued various sources of debt financing, and the sale of selected subsidiaries (Note 2 Summary of Significant Accounting Policies—Discontinued Operations). The impact of the accounting for the POR did not result in the holders of existing equity shares receiving less then 50% of the equity shares post bankruptcy in either AETC or AETG, and accordingly, based upon the guidance in Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, the Company is not subject to fresh start accounting. Liabilities were reduced and a gain as a result of settlement of liabilities subject to compromise was recognized. The Company's ability to fully utilize its tax operating losses was impacted as a result of the debt cancellation.

        The date for creditors, other than employees and former employees, to file proofs of claim with the court was March 29, 2003. Differences between the amounts reflected on the Company's records and claims by creditors were investigated and are being resolved in connection with the Company's claims resolution process.

        The consolidated financial statements have been prepared as of and for the year ended June 30, 2003 in accordance with the AICPA's Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"). SOP 90-7 provides for segregating pre-petition liabilities that are subject to compromise, identifying all transactions and events that are directly associated with the reorganization of the Debtors and discontinuing interest accrual on unsecured and under secured debt. SOP 90-7 requires that pre-petition liabilities, including claims that become known after a petition is filed, be reported on the basis of the expected amount of the claim allowed rather the amounts for which those claims might be settled.

        Recorded liability amounts represented the Company's best estimate for potential allowed claims. Liabilities subject to compromise at June 30, 2003 were as follows:

Secured and under secured debt	$148,822,771
Accrued interest	7,039,288
Trade and other miscellaneous claims	14,103,665
Priority tax claims	5,626,002

$175,591,726

        Costs resulting from reorganization are reported separately in the statements of operations as reorganization costs. For the year ended June 30, 2003, these costs consisted primarily of fees for both the Company's restructuring advisors, and the Company's creditors' restructuring advisors and legal counsel in the amount of $8,164,150. For the nine months ended March 31, 2004, these costs were $11,238,242 including approximately $3,000,000 of success fees to professionals and $1,050,000 of exit bonuses to management and key employees.

        On December 24, 2003 the Debtors' plan of reorganization became effective and the Company emerged from bankruptcy protection. As part of the emergence from Chapter 11, the Company obtained exit financing of approximately $145 million, including a $100 million revolving line of credit and a senior secured note of $45 million. (See Note 10)

        As a result of the plan of reorganization becoming effective, the Bankruptcy Court approved the settlement of liabilities that were subject to compromise based upon the terms of the plan of reorganization. The settlement resulted in the recognition of forgiveness of indebtedness income, based upon estimated settlement amounts, of approximately $60.0 million as follows:

	Liabilities subject to compromise at March 31, 2004	Consideration		Forgiveness of indebtedness income
Undersecured debt	$128,240,000	$87,500,000	(1)	$40,740,000
Secured debt	20,582,771	20,582,771		—
Accrued interest	7,039,288	—		7,039,288
Trade and other miscellaneous claims	14,103,665	1,897,285	(2)	12,206,380
Priority tax claims	5,626,002	5,626,002	(3)	—

	$175,591,726	$115,606,058		$59,985,668

(1)
Includes a distribution of 100% of the Shares of AETG which, based upon a preliminary estimate by the Company, is valued at $87.0 million and the payment of $0.5 million.

(2)
Includes $1.1 million payable to general unsecured creditors in four equal annual installment commencing on or about the effective date.

(3)
Payable over six years from the date of the assessment of these taxes.

        Certain claims in the Chapter 11 bankruptcy case remain unsettled and are subject to ongoing negotiation and possible litigation. As of March 31, 2004, the Company has recorded approximately $12.8 million for outstanding administrative priority claims, based on professionals' claims that the Company is aware of as of that date as accounts payable, accrued expenses and other liabilities. The final amounts of claims asserted and ultimately paid could materially exceed the current estimates. In addition the final forgiveness of indebtedness income may possibly change by a material amount as a result of the final valuation by the Company of the AETG shares.

        As a result of the above, the Company recorded approximately $60.0 million as forgiveness of indebtedness income for the nine months ended March 31, 2004, of which $1.4 million is recorded as income from discontinued operations.

5. Retainage

        Pursuant to certain municipal school bus contracts and paratransit and transit contracts, certain contractual amounts (retainage) are withheld by customers from billings as a guarantee of performance by AETC. At June 30, 2002, 2003, and at March 31, 2004 retainage of $7,103,749, $7,388,197, and $6,826,235 respectively, are classified as current accounts receivable, as it is normally paid within one year.

6. Restricted Cash and Cash Equivalents

        Restricted cash and cash equivalents of $5,873,034, $4,462,390, and $4,757,686, at June 30, 2002, 2003, and March 31, 2004, respectively, represents cash equivalents of a captive insurance company subsidiary which are only available for use by that subsidiary.

7. Property, Plant and Equipment

        Property, plant and equipment consists of the following:

	June 30,
			March 31, 2004
	2002	2003
			(unaudited)
Land	$9,128,258	$9,128,258	$9,128,258
Building and improvements	26,162,036	26,556,228	26,818,719
Transportation equipment	239,206,167	241,821,489	248,582,912
Transportation equipment acquired under capital leases	—	—	9,411,511
Machinery and equipment	34,080,746	38,543,925	38,653,036
Furniture and fixtures	4,344,014	4,348,654	4,586,497
Construction in progress	—	229,453	—

	312,921,221	320,628,007	337,180,933
Less accumulated depreciation	(146,301,944)	(166,365,298)	(183,963,609)

	$166,619,277	$154,262,709	$153,217,324

        Depreciation of assets acquired under capitalized leases amounted to $266,630 for the nine months ended March 31, 2004.

8. Marketable Securities—Restricted

        The amortized cost and estimated fair value of the marketable securities are as follows:

	June 30, 2002
	Cost	Gross Unrealized Gain	Fair value
Available for sale:
Equity securities	$1,524,803	$52,332	$1,577,135
Corporate bonds	253,375	645	254,020
US Treasury and other government debt securities	6,071,607	83,628	6,155,235

Total marketable securities	$7,849,785	$136,605	$7,986,390

	June 30, 2003
	Cost	Gross Unrealized Gain	Fair value
Available for sale:
Equity securities	$250,000	$133,451	$383,451
US Treasury and other government debt securities	5,521,240	171,376	5,692,626

Total marketable securities	$5,771,240	$304,827	$6,076,077

	March 31, 2004
	Cost	Gross Unrealized Gain	Fair value
	(unaudited)
Available for sale:
US Treasury and other government debt securities	$5,798,559	$134,423	$5,932,982

Total marketable securities	$5,798,559	$134,423	$5,932,982

        The above marketable securities are held by a captive insurance subsidiary and are available for use only by that company. At June 30, 2002, 2003, and March 31, 2004 restricted cash of approximately, $3.6 million, $4.4 million and $3.6 million respectively, and marketable securities of approximately $5.8 million, $5.7 million and $5.9 million, respectively, are pledged as collateral for $9.3 million of letters of credit issued by the captive insurance company. Marketable securities of $2,208,330, $383,451 and $0 at June 30, 2002, 2003 and March 31, 2004, respectively, and restricted cash (representing unpledged cash) of $2,262,165, $73,902 and $1,110,516 for the same periods, respectively, have been classified as current and are available for payment of claims in the next fiscal year.

        On February 13, 2004 an order to liquidate Atlantic North was entered by the Superior Court of Vermont. Until this liquidation is complete, no funds will be available from the assets of Atlantic North to pay claims.

        Net realized gains (losses) on marketable securities for the years ended June 30, 2001, 2002, and 2003, and for the nine months ended March 31, 2003 and 2004 amounted to ($364,852), ($2,998,910),

($114,766), ($118,172) and $167,032 respectively, and are included in the net revenues of the captive insurance company.

        Contractual maturity dates of the above securities are as follows:

	June 30, 2002		June 30, 2003		March 31, 2004
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
					(unaudited)
2003	$1,442,702	$1,448,765	$—	$—	$—	$—
2004	529,251	537,759	1,161,776	1,163,679	$1,550,936	$1,559,651
2005 - 2009	1,484,173	1,492,859	2,423,088	2,476,380	$2,203,990	$2,224,625
2010 - 2029	2,868,856	2,929,872	1,010,832	1,051,365	$1,411,795	$1,468,359
2030 and thereafter	—	—	925,544	1,001,202	$631,838	$680,347
No maturity date	1,524,803	1,577,135	250,000	383,451	—	—

Total	$7,849,785	$7,986,390	$5,771,240	$6,076,077	$5,798,559	$5,932,982

9. Accounts Payable, Accrued Expenses and Other Liabilities:

        Accounts payable, accrued expenses and other liabilities consist of the following:

	June 30,
			March 31, 2004
	2002	2003
			(unaudited)
Outstanding administrative priority claims (primarily professional fees)	$—	$1,384,090	$12,782,211
Accounts payable	3,590,698	3,770,685	6,946,558
Payroll taxes withheld and accrued	4,591,886	2,134,574	5,295,461
Other accrued expenses and taxes	10,435,901	5,982,257	5,033,435
Accrued employee benefits	8,425,434	2,740,389	3,575,303

Total	$27,043,919	$16,011,995	$33,632,968

10. Debt

        The following represents the debt outstanding at June 30, 2002, June 30, 2003, and March 31, 2004.

	June 30,
			March 31, 2004
	2002	2003
			(unaudited)
10 3/4% Senior Secured Notes, due February 2004, with interest payable on February 1 and August 1 annually(a)	$120,000,000	$120,000,000	$—
Senior Secured Notes, due 2006 with cash interest payable monthly(b)	—	—	45,734,631
New facility agreement(c)	—	—	71,643,774
8% mortgage on real estate located in Chittenango, N.Y.(d)	581,283	—	—
8% mortgage on real estate located in Bordentown, N.J.(d)	1,174,446	855,730	755,730
Revolving line of credit(e)	125,724,847	111,674,057	—
17% note payable to related party(f)	—	10,000,000	—
Various notes payable, primarily secured by transportation equipment, with interest rates ranging from 8%-9.3%	6,191,642	7,967,041	6,119,495

	253,672,218	250,496,828	124,253,630
Less current portion	250,367,631	101,674,057	74,544,835

Long term debt, net of current portion	$3,304,587	—	$49,708,795

Liabilities subject to compromise	—	$148,822,771	—

        A summary of interest expense is as follows:

	Years Ended June 30,			Nine Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Continuing operations:
Interest expense	$21,242,322	$20,699,970	$8,390,309	$6,547,975	$7,647,402
Amortization of deferred financing expense	3,383,307	3,602,815	4,478,024	3,195,018	3,037,698

Subtotal	24,625,629	24,302,785	12,868,333	9,742,993	10,685,100

Discontinued operations:
Interest expense	3,762,118	2,041,870	1,779,377	1,341,532	765,269
Amortization of deferred financing expense	66,976	116,977	112,732	87,732	62,732

Subtotal	3,829,094	2,158,847	1,892,109	1,429,264	828,001

Total	$28,454,723	$26,461,632	$14,760,442	$11,172,257	$11,513,101

Total Contractual Interest			$26,573,022	$19,609,757	$17,981,851

(a)
On February 4, 1997, AETC issued $110,000,000 of 10 3/4% Senior Secured Notes due 2004 (the "Original Notes"). The net proceeds from the sale of the Original Notes were used to repay existing indebtedness, buy-out certain leases and for certain other corporate purposes. Such notes contain various covenants, including limitations on payments of dividends.

  In August 1997, AETC issued $40,000,000 aggregate principal amount of 10 3/4% Senior Secured Notes due 2004 (the "Additional Notes," and together with the Original Notes, the "Notes"). The Additional Notes were issued at a premium of $1,400,000, which is being amortized over the term of the Additional Notes.

  On December 21, 2000, the Company repurchased $30,000,000 aggregate principal amount of the Notes.

  As of June 30, 2002, the Company was in default of certain covenants for the Notes and therefore classified the balance due as current on the consolidated balance sheet. In conjunction with its Chapter 11 filing, interest payments had ceased.

(b)
As part of the exit financing related to the Chapter 11 bankruptcy case, the Company issued $45.0 million in aggregate principal amount of senior secured notes (the "Senior Secured Notes") due 2006 in a private placement. These Senior Secured Notes are collateralized by a first priority lien on substantially all of the Company's real property and a second priority lien on substantially all of the Company's other assets. The existing Senior Secured Notes bear interest at, for each month, the higher of 11% or LIBOR + 5% per annum, payable monthly, plus payment in kind interest at the rate of 6% per annum accrued monthly. The Company may redeem the Senior Secured Notes prior to December 24, 2004 for 104% of the aggregate principal amount of the Senior Secured Notes being redeemed. As of March 31, 2004, the Company would incur a prepayment penalty of approximately $1.8 million to redeem the Senior Secured Notes. The terms of the Senior Secured Notes include leverage ratios and a minimum EBITDA covenant, as defined, plus customary events of default.

(c)
As part of the exit financing related to the Chapter 11 bankruptcy case, many of the reorganized debtors, including the Company, entered into an Amended and Restated Loan and Security Agreement (the "Facility"), dated December 24, 2003, for a maximum of $100 million in revolving loans, letters of credit accommodations, and vehicle acquisition loans. The Facility expires October 31, 2006. The total borrowing is based on a borrowing base calculated as a combination of accounts receivable, vehicle fleet and vehicle acquisition loans as defined. There was $6.2 million of availability at March 31, 2004 based upon the Company's borrowing base calculation. The terms of the Facility include covenants, which are a fixed charge coverage ratio and minimum EBITDA, as defined therein, plus customary events of default. The Facility is secured by a first priority lien on substantially all of the assets of the reorganized debtors party to the loan agreement and a second priority lien on the Company's secured real property. The Facility is secured by a first priority lien on substantially all of the assets of the Company, except for certain real property, and by a second priority lien certain on real property. As the facility contains a material adverse change clause as an event of default and provisions under the agreement require the use of blocked accounts requiring deposits of all funds by the Company and use of such funds to pay down borrowings daily, this debt is classified as current in accordance with EITF 95-22.

(d)
In connection with the acquisition of Central New York Coach Sales and Services, Inc. and Jersey Bus Sales, Inc. and related real property companies (collectively "Central"), AETC purchased from a former stockholder of Central, the real properties of Central, which served as their primary operating facilities in New York and New Jersey. The mortgage notes were amortized over 15 years with a five-year balloon payment of $1,755,730, of which $900,000 was paid July 2002 and $100,000 was paid January 2004. The former stockholder remained employed by Central until August 18, 2003. The debt was paid in full on April 27,2004.

(e)
On August 16, 2002, the Bankruptcy Court entered an emergency order authorizing the Company to obtain DIP loans from Congress Financial Corporation ("Congress") on a super-priority basis, secured by first priority liens on and a security interest in substantially in all the Company's assets and properties On October 2, 2002, a final order was signed authorizing the Company to enter into a new agreement with Congress. The agreement, which was to expire on September 30, 2003 (and was extended through April 2004) had a $130 million borrowing base, including a $12 million amortizing term loan and was secured and cross collateralized with post petition collateral during the term of the agreement and converted into a post petition secured super-priority administrative debt with the exception of $20 million of its pre-petition debt owing to Congress. Congress rolled-up all outstanding amounts under the pre-petition line of credit into this DIP facility. Total borrowings are based on a borrowing base calculated as a combination of accounts receivable, inventory and vehicle fleet, as defined. The terms of the facility also include covenants related to maintaining minimum levels of earnings before income taxes, interest, depreciation and amortization, as defined, plus customary events of default. As required by the Indenture, the Notes are secured by a second priority security interest in the same collateral. The interest rate per annum applicable to the facility is either prime rate, as announced by Wachovia Bank plus 0.75%, or at the Company's option, the adjusted Eurodollar rate (as defined) plus 2.75%. The Company is required to pay certain fees in connection with the facility including, but not limited to, an unused line fee of 0.50% on the undrawn portion of the facility. On December 24, 2003 this loan was repaid in connection with the exit financing under our POR.

(f)
This additional DIP financing facility from the major stockholder of AETG (the "Additional DIP Lender") was made on May 1, 2003. The loan bears interest at the rate 17% per annum and matures on the earlier of September 30, 2003 or the expiration of the bank DIP financing facility. The Additional DIP Lender may make further DIP loans to the Company up to a maximum amount of $12,500,000. On August 6, 2003, an additional $2,500,000 loan was made. On December 24, 2003 this loan was repaid in connection with the exit financing under our POR.

        The revolving loans under the Facility bear interest at the prime rate plus 1% per annum or, if the reorganized debtors elect, the Eurodollar rate, adjusted for the reserve percentage, plus 3.25% per annum. Letters of credit are subject to a fee of 2% per annum. Loans related to new vehicle acquisitions bear interest at the prime rate plus a 2% per annum with payments amortized over 72 months, beginning on the first day of the second month following the borrowing. The reorganized debtors pay the lenders a monthly fee of .05% on any unused portion of the Facility.

        The Facility terminates on October 31, 2006 or March 1, 2005 at the option of the Lenders, in the event that at least 70% of the routes currently serviced by the reorganized debtor under its contract with its largest customer are not then still serviced by the Company at satisfactory rates. Early termination by the Company prior to the first anniversary of the loan agreement is subject to a penalty of 3% of the maximum credit under the facility, or $3 million. The aggregate maturities of long-term debt table below, assumes the March 1, 2005 Facility termination date. As of March 31, 2004, the

Company had approximately $71.6 million of revolving loans outstanding under this Facility, and approximately $3.5 million in letters of credit outstanding.

        Aggregate yearly maturities of long-term debt based upon payment terms as of March 31, 2004, are as follows:

(unaudited)
2004	$74,465,412
2005	2,155,595
2006	46,609,321
2007	342,813
2008	373,115
Thereafter	307,374

$124,253,630

        On April 22, 2004, AETC issued senior secured notes and senior secured floating rate notes (see Note 21 "Subsequent Events") and the proceeds from the issuance of the notes of $115.0 million were used to repay the senior secured notes and the facility agreement.

11. Obligations Under Capital Leases (Unaudited)

        During the nine-month period ended March 31, 2004, AETC entered into a Master Lease Agreement to acquire 161 vehicles for use in its school bus transportation operations. Assets under this lease aggregated $9,411,511. Payment terms range from 60 to 72 months, with skip payments in July, August and September each year.

        Future annual lease payments under capital lease obligations as of March 31, 2004 (unaudited) are as follows:

2005	$1,708,188
2006	1,708,188
2007	1,708,188
2008	1,708,188
2009	1,527,647
Thereafter	486,880

Total	8,847,279
Amount Representing Interest	2,037,959

Present value of future minimum lease payments	6,809,320
Current portion of capital lease obligations	1,051,295

Capital lease obligations, net of current portion	$5,758,025

12. Income Taxes

        The provision for income taxes consists of the following:

	Year Ended June 30,			Nine Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Current:
Federal	$—	$—	$—	$—	$—
State and local	457,364	248,170	306,791	90,000	78,600
Deferred:
State and local	—	—	—	—	372,000

	$457,364	$248,170	$306,791	$90,000	$450,600

        A reconciliation of the statutory federal income tax rate to the effective rate is as follows:

	Year Ended June 30,
	2001	2002	2003
Federal income tax rate	(34.0)%	(34.0)%	(34.0)%
State and local income taxes (net of federal benefit)	(8.4)%	(10.6)%	(9.7)%
Increase of valuation allowance	45.6%	44.6%	21.9%
Reorganization costs	0.0%	0.0%	23.0%
Other	0.8%	0.6%	0.7%

Effective tax rate	4.0%	0.6%	1.9%

        Deferred tax assets (liabilities) are comprised of the following:

	Year Ended June 30,		Nine Months Ended March 31, 2004
	2002	2003
			(unaudited)
Deferred tax assets:
Allowance for doubtful receivables	$136,000	$473,000	$424,000
Loss and tax credit carry forwards	54,739,000	58,560,000	43,911,000
Accrued expenses and other	4,307,000	4,583,000	3,815,000

	59,182,000	63,616,000	48,150,000

Deferred tax liabilities:
Depreciation	(32,532,000)	(30,301,000)	(29,500,000)
Intangible assets	(1,240,000)	(1,042,000)	(4,152,000)
Accrued interest	(603,000)	(3,169,000)	—
Deferred gains from debt cancellation	—	—	(6,400,000)
Other	(140,000)	(171,000)	—

	(34,515,000)	(34,683,000)	(40,052,000)

Net deferred tax asset	24,667,000	28,933,000	8,098,000
Valuation allowance	(25,217,000)	(29,483,000)	(9,020,000)

Deferred tax liabilities (net)	$(550,000)	$(550,000)	$(922,000)

        The Company had available, at June 30, 2003, net operating loss ("NOL") carry forwards for regular federal and state income tax purposes of approximately $128 million, which expire during the years 2012 through 2023. The Company also had available alternative minimum tax ("AMT") credit carry forwards of approximately $905,000, which may be carried forward indefinitely. As described in Note 4, on December 24, 2003, the Company's Plan of Reorganization became effective and the Company emerged from bankruptcy protection. As a result of the reorganization, for federal income tax purposes, approximately $60.0 million of indebtedness was considered cancelled. The Company believes that this cancellation and related transactions and adjustments will result in a reduction in its available net operating loss carryfowards of approximately $46.0 million and in a reduction of the tax basis of its assets of approximately $14 million. Further, should a change in ownership, as defined in Section 382 of the Internal Revenue Code occur, the Company's ability to utilize its remaining NOL's in future years could be significantly limited.

13. Related Party Transactions

        During the year ended June 30, 2001, 2002 and 2003, AETC paid advisory fees to an affiliate of the major stockholder of AETG of $452,657, $401,572, and $102,293, respectively. During the nine-month period ended March 31, 2003 and 2004, AETC paid advisory fees to an affiliate of the majority stockholder, of $102,293 and $0, respectively.

        AETC incurred rent expense of $253,200, $253,200, and $48,000 for the years ended June 30, 2001, 2002, and 2003, respectively, in connection with leases of real property from affiliated companies. AETC incurred rent expense of $36,000 for both nine-month periods ended March 31, 2003 and 2004 in connection with leases of real property from affiliated companies.

        Upon the effectiveness of the Plan of Reorganization, AETG and AETC entered into a management services agreement, with GSCP, Inc., an affiliate of GSC, a principal stockholder of the Company. Under the agreement, GSCP, Inc. agrees to advise and consult with our boards of directors and management on certain business, operational and financial matters and provide other advisory services. The agreement provides that AETG and the Company will pay to GSCP, Inc. an annual fee of $500,000 for such services. The management services agreement terminates when GSC ceases to own any shares of common stock issued upon the effectiveness of the Plan of Reorganization. As of March 31, 2004, $125,000 of the annual fee has been accrued but not paid.

        On February 10, 2004, we entered into a management agreement with Atlantic Transit II Corp. ("ATC") and Atlantic School Bus Corp. ("ASBC"), subsidiaries of AETG. Under the agreement, we provide certain administrative services on behalf of ATC and ASBC and their affiliates. The agreement provides that ASBC will pay us a monthly fee of $30 per route vehicle for which we provide administrative services. As of March 31, 2004, approximately $8,000 in fees have been earned under this agreement.

        In May 2003, the Company received an additional $10.0 million in DIP financing from GSC and on August 6, 2003, another $2.5 million. This facility bore interest at 17% and was repaid on the effectiveness of the Plan of Reorganization. At March 31, 2004 the Company has $1.0 million in accrued interest outstanding on this DIP facility.

        Central New York Coach Sales & Services, Inc. and Jersey Bus Sales, Inc., entered into an agreement with Atlantic Bus Distributors, Inc. ("ABD"), a wholly owned subsidiary of AETG, to order certain buses through ABD. Central is required to deposit 20% of the cost of these vehicles simultaneously with ABD's receipt of these vehicles from the manufacturers and pay the balance to ABD upon Central's delivery of these vehicles to its customers or within 120 days, whichever comes first. The purchase price of each bus equals the price at which ABD purchased such bus together with any costs incurred by ABD in connection with the purchase of any such vehicles. The Company sold the assets of Central New York Coach Sales and Service, Inc. on August 18, 2003 and is in the process of closing Jersey Bus Sales, Inc. The Company does not anticipate ordering any buses through this agreement in the future.

        During the years ended June 30, 2001, 2002 and 2003, total payments made by Central under this agreement were $66,984,954, $50,851,360 and $41,649,949 respectively. During the nine-month period ended March 31, 2003 and 2004, total payments made by Central under this agreement were $35,398,331 and $19,116,476, respectively. As of June 30, 2002, 2003, and March 31, 2004, $643,580, $1,384,053, and $0, respectively, of deposits under the agreement are classified as assets of discontinued operations.

14. Commitments and Contingencies

Leases

        Minimum rental commitments as of June 30, 2003 for noncancellable equipment and real property operating leases and capitalized leases are as follows:

	Year Ended June 30, 2003
	Real Property	Transportation Other Equip	Total
2004	$5,215,469	$2,485,782	$7,701,251
2005	4,284,019	2,222,583	6,506,602
2006	2,905,009	1,681,621	4,586,630
2007	1,981,709	1,255,404	3,237,113
2008	1,673,341	1,131,423	2,804,764
Thereafter	6,054,178	429,040	6,483,218

	$22,113,725	$9,205,853	$31,319,578

        Total rental charges amounted to $6,695,270, $8,157,560, and $7,774,175 for the years ended June 30, 2001, 2002 and 2003, respectively, and $5,784,042 and $5,990,440 for the nine-month period ended March 31, 2003 and 2004, respectively.

Litigation

        The Company is a defendant with respect to various claims involving accidents and other issues arising in the normal conduct of its business. Management and counsel believe the ultimate resolution of these matters will not have a material impact on the financial position or results of operations of AETC.

        There are various claims, which are insured under an automobile insurance policy issued by Reliance National Indemnity Company ("Reliance") for the period February 28, 1997 through

December 31, 1998. Reliance is insolvent and as such the New York Public Motor Vehicle Liability Fund is required to provide coverage in lieu of Reliance. In May 2002, The New York State Insurance Department Liquidation Bureau notified the Company that this fund is financially strained and will be unable to provide defense or indemnification for claims, which arose during the Reliance policy period. The Company has commenced an action against the Superintendent of Insurance of New York to compel him to provide coverage, however any related claims will be settled under the liabilities subject to compromise as a result of the reorganization.

Environmental

        The Company is aware that certain properties and facilities it owns or operates may be subject to environmental remediation in the future due to the potential impact of asbestos contaminating material and offsite issues such as leaking underground storage tanks or previous or current industrial operations. In addition, the Company has recently received notices of violations and potential violations related to certain environmental matters. The Company has not undertaken an environmental assessment of its properties and facilities to determine the potential impact of these matters.

Outstanding Letters of Credit

        Letters of credit totaling approximately $9,309,000, 9,309,000 and $12,809,000 principally related to the captive insurance company, were outstanding as of June 30, 2002 and 2003 and March 31, 2004, respectively.

Performance Security

        AETC's transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. At June 30, 2003, AETC secured the performance of its New York City Department of Education contracts through the use of performance bonds plus cash retainages of 5% of amounts due to AETC.

        In most instances, AETC has opted to satisfy its security performance requirements by posting performance bonds. At June 30, 2003, AETC has provided performance bonds aggregating approximately $59,000,000.

Employment Agreements

        At March 31, 2004, AETC has employment agreements with certain executives of the Company, which require payments of approximately $2,200,000 in fiscal 2004, $1,200,000 in fiscal 2005 and $874,000 in fiscal 2006.

        Under an employment agreement dated November 25, 2003 with an executive, that executive receives a cash exit bonus, upon a change in control, equal to the fair market value, as of the date of such change in control, of 1.5% of all issued and outstanding shares of the Company's common stock immediately following the effective date of the reorganization. The exit bonus is also due and payable on a reduced basis, as defined, in the event the executive leaves the Company. In the event a change in control has not occurred prior to December 31, 2010 the exit bonus is payable January 1, 2011. The amount of expense related to this agreement as of March 31, 2004 is minimal.

        An executive of the Company has entered into an agreement with the major stockholder of AETG whereby that executive will receive a bonus that will be paid by that stockholder based upon the value that stockholder receives as a result of the sale of the Company.

15. Retirement Plans

        AETC sponsors a tax qualified 401(k) plan whereby eligible employees can invest up to 15% of base earnings subject to a specified maximum among several investment alternatives. An employer matching contribution up to a maximum of 2.5% of the employee's compensation is also invested. AETC's contributions were approximately $346,000, $439,000 and $416,000 for the years ended June 30, 2001, 2002 and 2003, respectively, and $302,000 and $286,000 for the nine-month period ended March 31, 2003 and 2004 respectively.

        AETC has a qualified Profit Sharing Plan for eligible employees (primarily drivers, mechanics and escorts not covered by union deferred compensation plans). AETC's contributions are based upon hours worked. Participants are not allowed to make deferred contributions. AETC's contributions were approximately $110,000, $43,000 and $61,000 for the years ended June 30, 2001, 2002 and 2003, respectively, and $42,000 and $48,000 for the nine-month period ending March 31, 2003 and 2004, respectively.

        In fiscal 1998, AETC instituted a Deferred Compensation Plan providing deferred compensation to its highly compensated employees. AETC contributed 5% of the participant's compensation to the Deferred Compensation Plan. AETC's contributions were approximately $95,000, and $37,000 for the years ended June 30, 2001, and 2002, respectively. The plan was terminated in April 2002.

        The Company contributed to the pension plans of various unions covering drivers, mechanics and other workers as part of related union agreements. Such contributions amounted to $4,397,000, $4,893,000 and $4,991,000 for the years ended June 30, 2001, 2002 and 2003, respectively and $3,422,420 and $3,926,085 for the nine-month period ended March 31, 2003 and 2004, respectively.

16. Major Customer and Concentration of Credit Risk

        For the years ended June 30, 2001, 2002 and 2003, and the nine-month period ended March 31, 2003 and 2004, revenues derived from the New York City Department of Education (the "DOE") were the following:

	Year Ended June 30,			Nine Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Total revenues from continuing operations	$352,321,191	$344,957,022	$349,035,577	$254,042,778	$265,059,191
DOE revenues—$	$122,095,780	$127,034,976	$131,465,201	$95,007,434	$112,472,545
DOE revenues—%	34.65%	36.82%	37.67%	37.40%	42.45%

        As of June 30, 2002 and 2003 and March 2004, AETC had accounts receivable including retainage from the DOE of $19,198,071, $15,920,076 and $21,633,612, respectively. The contracts with the DOE are subject to renewal after June 30, 2005.

        At June 30, 2002, 2003, and March 31, 2004, substantially all cash and cash equivalents were on deposit with one major financial institution.

        Approximately three quarters of the Company's employees are subject to twenty-seven collective bargaining agreements that either will expire over the next three years, or in the case of seven agreements, have already expired.

17. Condensed Balance Sheet of Entities in Reorganization

        The following condensed balance sheets presents the entities in reorganization and have been provided pursuant to AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." Atlantic Express Transportation Corp. and all of its wholly owned subsidiaries, except for Atlantic North, are included as entities in reorganization.

June 30, 2003
Current assets	$92,423,216
Due from subsidiary	2,144,248
Fixed and noncurrent assets	174,250,263

Total assets	$268,817,727

Current liabilities	$130,034,900
Due to subsidiary	823,003
Noncurrent liabilities	550,000
Liabilities subject to compromise	175,591,726
Stockholder's (deficit)	(38,181,902)

Total liabilities and stockholder's (deficit)	$268,817,727

18. Segment Information

        The operating segments reported below are segments of the company for which separate financial information is available and for which operating results as measured by income from operations are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. The accounting policies of the business segments are the same as those described in the Summary of Significant Accounting Policies (See Note 1).

        The Company operates in two reportable segments: School Bus Operations and Paratransit and Transit Operations, both of which are conducted throughout the U.S.

        School Bus Operations provide services for the transportation of open enrollment students through the use of standard school buses, and the transportation of physically or mentally challenged students through the use of an assortment of vehicles, including standard school busses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair-bound students.

        Paratransit and Transit Operations provide paratransit service in New York and Arizona for physically and mentally challenged persons who are unable to use standard public transportation. The Company also reserves and schedules passenger service requests under our contract in Arizona. The remainder of our paratransit and transit operations revenue comes from fixed route transit, express commuter line and charter and tour bus services. Our contract in Arizona, which generated approximately 11.6% of the revenues for our paratransit and transit operations in fiscal 2003, will not be renewed when it expires in December 2004.

        The summarized segment information, as of and for the years ended June 30, 2003, 2002 and 2001 and for the nine months ended March 31, 2003 and 2004 are as follows:

	Year Ended June 30, 2001
	School Bus Operations	Paratransit and Transit Operations	Total
Revenues	$276,589,459	$75,731,732	$352,321,191
Cost of operations	232,492,010	61,946,880	294,438,890
Income from operations	7,695,580	6,117,814	13,813,394
Capital expenditures	35,622,854	2,314,233	37,937,087
Depreciation and amortization	19,617,119	2,702,676	22,319,795
	Year Ended June 30, 2002
	School Bus Operations	Paratransit and Transit Operations	Total
Revenues	$288,004,283	$56,952,739	$344,957,022
Cost of operations	260,646,364	50,939,851	311,586,215
(Loss) from operations	(16,908,375)	(1,097,689)	(18,006,064)
Total assets	248,114,016	28,782,288	276,896,304
Capital expenditures	16,121,554	2,134,259	18,255,813
Depreciation and amortization	22,535,436	2,537,021	25,072,457
	Year Ended June 30, 2003
	School Bus Operations	Paratransit and Transit Operations	Total
Revenues	$300,433,151	$48,602,426	$349,035,577
Cost of operations	258,571,514	40,574,010	299,145,524
Income from operations	2,630,169	2,640,795	5,270,964
Total assets	244,608,261	23,061,801	267,670,062
Capital expenditures	10,235,956	1,248,074	11,484,030
Depreciation and amortization	22,588,723	2,466,308	25,055,031
	Nine Months Ended March 31, 2003
	School Bus Operations	Paratransit and Transit Operations	Total
	(unaudited)
Revenues	$216,913,546	$37,129,231	$254,042,777
Cost of operations	189,031,681	31,010,988	220,042,669
Income (loss) from operations	(1,093,608)	1,799,879	706,271
Capital expenditures	8,932,458	696,638	9,629,096
Depreciation and amortization	16,798,882	1,917,015	18,715,897

	Nine Months Ended March 31, 2004
	School Bus Operations	Paratransit and Transit Operations	Total
	(unaudited)
Revenues	$233,639,784	$31,419,407	$265,059,191
Cost of operations	208,891,042	26,710,882	235,601,924
Income (loss) from operations	(4,071,858)	1,011,830	(3,060,028)
Total assets	257,270,780	21,499,302	278,720,082
Capital expenditures	16,164,655	541,542	16,706,197
Depreciation and amortization	17,401,466	1,752,990	19,154,456
				Nine Months Ended March 31
	Years Ended June 30
Reconciliation to net income (loss)
	2001	2002	2003	2003	2004
(In thousands)				(unaudited)	(unaudited)
Income (loss) from operations	$13,813	$(18,006)	$5,271	$706	$(3,060)
Forgiveness of indebtedness income	—	—	—	—	58,577
Interest expense	(24,626)	(24,303)	(12,868)	(9,743)	(10,685)
Reorganization costs	—	—	(8,164)	(5,566)	(11,238)
Other income (loss)	(523)	(1,585)	(234)	(351)	(82)

Income (loss) before provision for income taxes and discontinued operations	$(11,336)	$(43,894)	$(15,995)	$(14,954)	$33,512

19. Supplemental Financial Information

        The following are condensed financial statements as of June 30, 2001, 2002, 2003 and March 31, 2003 and 2004 regarding AETC (on a stand-alone basis and consolidated basis), Guarantor subsidiaries of the Senior Secured Notes due 2008 and the Senior Secured Floating Rate Notes due 2008 and the Non-Guarantor subsidiary.

	Condensed Consolidating Statement of Operations Year Ended June 30, 2001
	Atlantic Express Transportation Corp.	Guarantors	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Net revenues	$—	$352,403,229	$7,175,417	$(7,257,455)	$352,321,191

Cost of operations	—	294,438,890	7,257,455	(7,257,455)	294,438,890
General and administrative	—	21,544,316	204,796	—	21,749,112
Depreciation, amortization and impairment	442,795	21,877,000	—	—	22,319,795

Total operating costs and expenses	442,795	337,824,207	7,498,250	(7,257,455)	338,507,797

Income (loss) from operations	(442,795)	14,543,023	(286,834)	—	13,813,394
Interest expense	842,631	(25,468,260)	—	—	(24,625,629)
Other	(399,836)	(123,451)	—	—	(523,287)

Income (loss) before income taxes	—	(11,048,688)	(286,834)	—	(11,335,522)
Provision for income taxes	—	(457,364)	—	—	(457,364)
Income (loss) from discontinued operations	—	(2,837,040)	—	—	(2,837,040)

Net income (loss) of subsidiaries	(14,629,926)	—	—	14,629,926	—

Net income (loss)	$(14,629,926)	$(14,343,092)	$(286,834)	$14,629,926	$(14,629,926)

	Condensed Consolidating Statement of Cash Flows Year Ended June 30, 2001
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Net cash provided by (used in) operating activities	$(28,511,513)	$28,739,132	$5,822,301	$—	$6,049,920

Cash flows from investing activities
Acquisition of subsidiary	(453,150)	—	—	—	(453,150)
Additions to property, plant and equipment	(1,141,608)	(30,893,411)	—	—	(32,035,019)
Due to (from) parent	(697,693)	729,453	—	—	31,760
Proceeds from sales of fixed assets	—	652,431	—	—	652,431
Purchases of marketable securities	—	—	(12,454,284)	—	(12,454,284)
Proceeds from sales or redemptions of marketable securities	—	—	6,631,983	—	6,631,983
All other	(122,000)	(460,493)	—	—	(582,493)

Net cash provided by (used in) investing activities	(2,414,451)	(29,972,020)	(5,822,301)	—	(38,208,772)

Cash flows from financing activities
Capital contributed from parent company	4,547,980	—	—	—	4,547,980
Revolving line of credit	61,745,264	—	—	—	61,745,264
Repurchase of 10 3/4% Senior Secured Notes	(30,000,000)	—	—	—	(30,000,000)
Principal payments on borrowings	(267,001)	(1,688,059)	—	—	(1,955,060)
Deferred financing	(5,164,279)	—	—	—	(5,164,279)

Net cash provided by (used in) financing activities	30,861,964	(1,688,059)	—	—	29,173,905

Increase (decrease) in cash and cash equivalents	(64,000)	(2,920,947)	—	—	(2,984,947)
Cash and cash equivalents, beginning of period	150,000	3,696,666	—	—	3,846,666

Cash and cash equivalents, end of period	$86,000	$775,719	—	—	$861,719

	Condensed Consolidating Balance Sheet June 30, 2002
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Current assets:
Cash and cash equivalents	$2,869,818	$734,124	$—	$—	$3,603,942
Restricted cash and marketable securities	—	—	4,470,495	—	4,470,495
Accounts receivable, net of allowance for doubtful accounts	4,961	57,611,863	56,882	—	57,673,706
Assets of discontinued operations	—	15,531,200	—	—	15,531,200
Prepaid insurance	6,021,758	3,310,735	44,247	(4,000,808)	5,375,932
Other current assets	191,168	3,753,091	—	—	3,944,259

Total current assets	9,087,705	80,941,013	4,571,624	(4,000,808)	90,599,534
Investment in and advances to subsidiaries	291,368,629	—	2,986,614	(294,355,243)	—
Property, plant and equipment, less accumulated depreciation	1,516,109	165,103,168	—	—	166,619,277
Other assets:
Restricted cash and marketable securities	—	—	9,388,929	—	9,388,929
Transportation contract rights, net	—	14,869,769	—	—	14,869,769
Deferred financing costs	6,679,852	186,582	—	—	6,866,434
Other assets	683,035	2,439,332	961,194	—	4,083,561

Total other assets	7,362,887	17,495,683	10,350,123	—	35,208,693

Total assets	$309,335,330	$263,539,864	$17,908,361	$(298,356,051)	$292,427,504

Current liabilities:
Current portion of long-term debt	$246,030,285	$4,337,346	—	—	$250,367,631
Insurance financing payable	1,697,907	3,161,848	—	—	4,859,765
Current portion of insurance reserve	—	—	4,164,000	—	4,164,000
Accrued interest	5,375,000	25,529	—	—	5,400,529
Advances from parent and subsidiaries	—	242,070,018	—	(242,070,018)	—
Other current liabilities	7,608,331	23,653,988	4,048,463	(4,000,808)	31,309,974

Total current liabilities	260,711,523	273,248,729	8,212,463	(246,070,826)	296,101,889
Long-term debt, net of current portions	—	3,304,587	—	—	3,304,587
Other liabilities	550,000	418,742	8,411,351	—	9,380,093

Total liabilities	261,261,523	276,972,058	16,623,814	(246,070,826)	308,786,569
Total stockholder's equity (deficit)	48,073,807	(13,432,194)	1,284,547	(52,285,225)	(16,359,065)

Total liabilities and stockholder's equity (deficit)	$309,335,330	$263,539,864	$17,908,361	$(298,356,051)	$292,427,504

	Condensed Consolidating Statement of Operations Year Ended June 30, 2002
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Net revenues	$—	$347,603,520	$5,970,809	$(8,617,307)	$344,957,022

Cost of operations	—	311,586,215	8,617,307	(8,617,307)	311,586,215
General and administrative	808,753	22,425,929	242,220	—	23,476,902
Depreciation, amortization and impairment	540,630	27,359,339	—	—	27,899,969

Total operating costs and expenses	1,349,383	361,371,483	8,859,527	(8,617,307)	362,963,086

Income (loss) from operations	(1,349,383)	(13,767,963)	(2,888,718)	—	(18,006,064)
Interest expense	—	(24,302,785)	—	—	(24,302,785)
Other	(1,415,648)	(169,451)	—	—	(1,585,099)

Income (loss) before income taxes	(2,765,031)	(38,240,199)	(2,888,718)	—	(43,893,948)
Provision for income taxes	(251,170)	3,000	—	—	(248,170)
Income (loss) from discontinued operations	—	(13,282,623)	—	—	(13,282,623)

Net income (loss) of subsidiaries	(54,408,540)	—	—	54,408,540	—

Net income (loss)	$(57,424,741)	$(51,519,822)	$(2,888,718)	$54,408,540	$(57,424,741)

	Condensed Consolidating Statement of Cash Flows Year Ended June 30, 2002
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Net cash provided by (used in) operating activities	$(679,056)	$7,245,770	$4,722,600	$—	$11,289,314

Cash flows from investing activities
Additions to property, plant and equipment	(926,416)	(17,414,996)	—	—	(18,341,412)
Due from affiliates	(8,985,277)	11,968,679	(2,986,614)	—	(3,212)
Write-off parent company receivable	808,753	—	—	—	808,753
Proceeds from sales of fixed assets	—	137,872	—	—	137,872
Increase (decrease) in restricted cash	—	—	(3,610,869)	—	(3,610,869)
Purchases of marketable securities	—	—	(7,007,617)	—	(7,007,617)
Proceeds from sales or redemptions of marketable securities	—	—	8,882,500	—	8,882,500
All other	(128,100)	(183,772)	—	—	(311,872)

Net cash provided by (used in) investing activities	(9,231,040)	(5,492,217)	(4,722,600)	—	(19.445,857)

Cash flows from financing activities
Capital contributed from parent company	5,500,000	—	—	—	5,500,000
Revolving line of credit	9,035,221	—	—	—	9,035,221
Principal payments on borrowings	—	(1,795,148)	—	—	(1,795,148)
Deferred financing	(1,841,307)	—	—	—	(1,841,307)

Net cash provided by (used in) financing activities	12,693,914	(1,795,148)	—	—	10,898,766

Increase (decrease) in cash and cash equivalents	2,783,818	(41,595)	—	—	2,742,223
Cash and cash equivalents, beginning of period	86,000	775,719	—	—	861,719

Cash and cash equivalents, end of period	$2,869,818	$734,124	$—	$—	$3,603,942

	Condensed Consolidating Balance Sheet June 30, 2003
	Atlantic Express Transportation Corp.	Guarantors Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Current assets:
Cash and cash equivalents	$1,758,801	$1,342,287	$—	$—	$3,101,088
Restricted cash and marketable securities	—	—	457,353	—	457,353
Accounts receivable, net of allowance for doubtful accounts	1,632	55,465,228	52,220	—	55,519,080
Assets of discontinued operations	—	10,325,298	—	—	10,325,298
Prepaid insurance	6,560,494	11,508,952	48,935	—	18,118,381
Other current assets	1,131,280	4,329,244	—	—	5,460,524

Total current assets	9,452,207	82,971,009	558,508	—	92,981,724
Investment in and advances to subsidiaries	295,150,782	—	823,003	(295,973,785)	—
Property, plant and equipment, less accumulated depreciation	1,252,632	153,010,077	—	—	154,262,709
Other assets:
Restricted cash and marketable securities	—	—	10,081,114	—	10,081,114
Transportation contract rights, net	—	12,885,188	—	—	12,885,188
Deferred financing costs	3,047,154	62,732	—	—	3,109,886
Other assets	674,130	3,318,350	682,259	—	4,674,739

Total other assets	3,721,284	16,266,270	10,763,373	—	30,750,927

Total assets	$309,576,905	$252,247,356	$12,144,884	$(295,973,785)	$277,995,360

Current liabilities:
Current portion of long-term debt	$101,674,057	$—	$—	$—	$101,674,057
Insurance financing payable	70,633	2,485,794	—	—	2,556,427
Current portion of insurance reserve	—	—	3,130,000	—	3,130,000
Accrued interest	141,667	42,297	—	—	183,964
Advances from parent and subsidiaries	—	243,688,560	—	(243,688,560)	—
Other current liabilities	11,104,449	14,516,005	35,452	—	25,655,906

Total current liabilities	112,990,806	260,732,656	3,165,452	(243,688,560)	133,200,354
Other liabilities	550,000	—	5,347,543	—	5,897,543
Liabilities subject to compromise	148,658,915	24,788,561	2,144,250	—	175,591,726

Total liabilities	262,199,721	285,521,217	10,657,245	(243,688,560)	314,689,623
Total stockholder's equity (deficit)	47,377,184	(33,273,861)	1,487,639	(52,285,225)	(36,694,263)

Total liabilities and stockholder's equity (deficit)	$309,576,905	$252,247,356	$12,144,884	$(295,973,785)	$277,995,360

	Condensed Consolidating Statement of Operations Year Ended June 30, 2003
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Net revenues	$—	$348,825,910	$4,210,475	$(4,000,808)	$349,035,577

Cost of operations	—	299,145,524	4,000,808	(4,000,808)	299,145,524
General and administrative	—	19,340,443	223,615	—	19,564,058
Depreciation, amortization and impairment	480,824	24,574,207	—	—	25,055,031

Total operating costs and expenses	480,824	343,060,174	4,224,423	(4,000,808)	343,764,613

Income (loss) from operations	(480,824)	5,765,736	(13,948)	—	5,270,964
Interest expense	—	(12,917,151)	48,818	—	(12,868,333)
Reorganization costs	—	(8,164,150)	—	—	(8,164,150)
Other	(65,931)	(168,084)	—	—	(234,015)

Income (loss) before income taxes	(546,755)	(15,483,649)	34,870	—	(15,995,534)
Provision for income taxes	(149,868)	(156,923)	—	—	(306,791)
Income (loss) from discontinued operations	—	(4,201,095)	—	—	(4,201,095)

Net income (loss) of subsidiaries	(19,806,797)	—	—	19,806,797	—

Net income (loss)	$(20,503,420)	$(19,841,667)	$34,870	$19,806,797	$(20,503,420)

	Condensed Consolidating Statement of Cash Flows Year Ended June 30, 2003
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Net cash provided by (used in) operating activities	$7,784,599	$8,309,540	$(3,297,907)	$—	$12,796,232

Cash flows from investing activities
Additions to property, plant and equipment	(217,347)	(8,562,961)	—	—	(8,780,308)
Due from affiliates	(3,782,153)	2,080,230	2,163,611	—	461,688
Proceeds from sales of fixed assets	—	591,577	—	—	591,577
Increase (decrease) in restricted cash	—	—	(777,619)	—	(777,619)
Purchases of marketable securities	—	—	(3,901,900)	—	(3,901,900)
Proceeds from sales or redemptions of marketable securities	—	—	5,813,815	—	5,813,815
All other	—	94,280	—	—	94,280

Net cash provided by (used in) investing activities	(3,999,500)	(5,796,874)	3,297,907	—	(6,498,467)

Cash flows from financing activities
Proceeds from GSCP DIP loan	10,000,000	—	—	—	10,000,000
Revolving line of credit	(14,050,790)	—	—	—	(14,050,790)
Proceeds from additional borrowings	—	1,106,400	—	—	1,106,400
Principal payments on borrowings	—	(3,010,903)	—	—	(3,010,903)
Deferred financing	(845,326)	—	—	—	(845,326)

Net cash provided by (used in) financing activities	(4,896,116)	(1,904,503)	—	—	(6,800,619)

Increase (decrease) in cash and cash equivalents	(1,111,017)	608,163	—	—	(502,854)
Cash and cash equivalents, beginning of period	2,869,818	734,124	—	—	3,603,942

Cash and cash equivalents, end of period	$1,758,801	$1,342,287	$—	$—	$3,101,088

	Condensed Consolidating Statement of Operations Nine Months Ended March 31, 2003
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
	(unaudited)
Net revenues	$—	$249,908,146	$4,134,631	$(4,000,808)	$254,042,777

Cost of operations	—	216,041,861	4,000,808	(4,000,808)	220,042,669
General and administrative	—	14,409,657	168,283	—	14,577,940
Depreciation, amortization and impairment	337,500	18,378,397	—	—	18,715,897

Total operating costs and expenses	337,500	248,829,915	4,169,091	(4,000,808)	253,336,506

Income (loss) from operations	(337,500)	1,078,231	(34,460)	—	706,271
Interest expense	(9,224,200)	(567,609)	48,818	—	(9,742,991)
Reorganization costs	(5,197,497)	(368,985)	—	—	(5,566,482)
Other	(302,155)	(48,442)	—	—	(350,597)

Income (loss) before income taxes	(15,061,352)	93,195	14,358	—	(14,953,799)
Provision for income taxes	(90,000)	—	—	—	(90,000)
Income (loss) from discontinued operations	—	(342,192)	—	—	(342,192)

Net income (loss) of subsidiaries	(234,641)	—	—	234,641	—

Net income (loss)	$(15,385,993)	$(248,997)	$14,358	$234,641	$(15,385,991)

	Condensed Consolidating Statement of Cash Flows Nine Months Ended March 31, 2003
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
	(unaudited)
Net cash provided by (used in) operating activities	$(16,670,895)	$31,767,898	$(1,934,209)	$—	$13,162,794

Cash flows from investing activities
Additions to property, plant and equipment	(9,927)	(6,839,251)	—	—	(6,849,178)
Due from affiliates	24,038,027	(24,479,434)	903,095	—	461,688
Proceeds from sales of fixed assets	—	571,327	—	—	571,327
Increase (decrease) in restricted cash	—	—	(3,401,579)	—	(3,401,579)
Purchases of marketable securities	—	—	(950,344)	—	(950,344)
Proceeds from sales or redemptions or marketable securities	—	—	5,383,037	—	5,383,037
All other	—	82,688	—	—	82,688

Net cash provided by (used in) investing activities	24,028,100	(30,664,670)	1,934,209	—	(4,702,361)

Cash flows from financing activities
Revolving line of credit	(8,076,101)	—	—	—	(8,076,101)
Proceeds of additional borrowings	—	1,046,400	—	—	1,046,400
Principal payments on borrowings	—	(2,329,280)	—	—	(2,329,280)
Deferred financing	(262,639)	—	—	—	(262,639)

Net cash provided by (used in) financing activities	(8,338,740)	(1,282,880)	—	—	(9,621,620)

Increase (decrease) in cash and cash equivalents	(981,535)	(179,652)	—	—	(1,161,187)
Cash and cash equivalents, beginning of period	2,869,818	734,124	—	—	3,603,942

Cash and cash equivalents, end of period	$1,888,283	$554,472	$—	$—	$2,442,755

	Condensed Consolidating Balance Sheet March 31, 2004
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Elimination Entries	Consolidated
	(unaudited)
Current assets:
Cash and cash equivalents	$1,463,455	$6,711	$—	$—	$1,470,166
Restricted cash and marketable securities	—	—	1,110,516	—	1,110,516
Accounts receivable, net of allowance for doubtful accounts	1,558	59,232,561	77,073	—	59,311,192
Assets of discontinued operations	—	2,196,313	—	—	2,196,313
Prepaid insurance	9,452,781	13,650,182	—	—	23,102,963
Other current assets	331,600	5,154,876	—	—	5,486,476

Total current assets	11,249,394	80,240,643	1,187,589	—	92,677,626
Investment in and advances to subsidiaries	290,521,663	—	—	(290,521,663)	—
Property, plant and equipment, less accumulated depreciation	1,012,204	152,205,120	—	—	153,217,324
Other assets:
Restricted cash and marketable securities	—	—	9,580,152	—	9,580,152
Transportation contract rights, net	—	11,547,056	—	—	11,547,056
Deferred financing costs	6,669,659	—	—	—	6,669,659
Other assets	700,431	3,645,575	682,259	—	5,028,265

Total other assets	7,370,090	15,192,631	10,262,411	—	32,825,132

Total assets	$310,153,351	$247,638,394	$11,450,000	$(290,521,663)	$278,720,082

Current liabilities:
Current portion of long-term debt	$71,643,774	$2,901,061	$—	$—	$74,544,835
Current portion of capital lease obligations	—	1,051,295	—	—	1,051,295
Insurance financing payable	392,635	5,377,320	—	—	5,769,955
Current portion of insurance reserve	—	—	3,460,000	—	3,460,000
Accrued interest	460,592	78,350	—	—	538,942
Advances from parent and subsidiaries	—	232,452,571	3,881,373	(236,333,944)	—
Other current liabilities	24,436,286	19,579,611	75,947	—	44,091,844
Payable to creditors under the plan of reorganization	306,935	1,641,027	—	—	1,947,962

Total current liabilities	97,240,222	263,081,235	7,417,320	(236,333,944)	131,404,833
Long-term debt, net of current portion	45,734,631	3,974,164	—	—	49,708,795
Capital lease obligations, net of current portion	—	5,758,025	—	—	5,758,025
Other liabilities	922,000	—	2,522,899	—	3,444,899

Payable to creditors under the plan of reorganization, net of current portion	941,148	4,512,921	—	—	5,454,069

Total liabilities	144,838,001	277,326,345	9,940,219	(236,333,944)	195,770,621
Total stockholder's equity (deficit)	165,315,350	(29,687,951)	1,509,781	(54,187,719)	82,949,461

Total liabilities and stockholder's equity (deficit)	$310,153,351	$247,638,394	$11,450,000	$(290,521,663)	$278,720,082

	Condensed Consolidating Statement of Operations Nine Months Ended March 31, 2004
	Atlantic Express Transportation Corp.	Guarantors	Non Guarantors	Elimination Entries	Consolidated
	(unaudited)
Net revenues	$—	$264,744,920	$314,272	$—	$265,059,192

Cost of operations	—	235,551,988	49,935	—	235,601,923
General and administrative	—	13,290,050	72,791	—	13,362,841
Depreciation, amortization and impairment	364,249	18,790,207	—	—	19,154,456

Total operating costs and expenses	364,249	267,632,245	122,726	—	268,119,221

Income (loss) from operations	(364,249)	(2,887,325)	191,546	—	(3,060,028)
Interest expense	(8,439,930)	(2,245,170)	—	—	(10,685,100)
Reorganization costs	(10,819,393)	(418,849)	—	—	(11,238,242)
Forgiveness of indebtedness income	48,988,176	9,588,714	—	—	58,576,890
Other	(116,559)	34,741	—	—	(81,818)

Income (loss) before income taxes	29,248,045	4,072,111	191,546	—	33,511,702
Provision for income taxes	(420,150)	(30,450)	—	—	(450,600)
Income (loss) from discontinued operations	—	(246,974)	—	—	(246,974)

Net income (loss) of subsidiaries	4,543,942	—	—	(4,543,942)	—

Net income (loss)	$33,371,837	$3,794,687	$191,546	$(4,543,942)	$32,814,128

	Condensed Consolidating Statement of Cash Flow Nine Months Ended March 31, 2004
	Atlantic Transportation Corp.	Guarantors Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
	(unaudited)
Net cash provided by (used in) operating activities	$(1,618,032)	$19,613,126	$(5,508,085)	$—	$12,487,009

Cash flows from investing activities
Additions to property, plant and equipment	(123,821)	(9,053,160)	—	—	(9,176,981)
Due from affiliates	4,629,119	(9,795,183)	4,704,376	—	(461,688)
Proceeds from sale of subsidiary	300,000	—	—	—	300,000
Proceeds from sale of fixed assets	—	854,963	—	—	854,963
Increase (decrease) in restricted cash	—	—	741,318	—	741,318
Purchase of marketable securities	—	—	(1,153,898)	—	(1,153,898)
Proceeds from sales or redemptions of marketable securities	—	—	1,216,289	—	1,216,289
All other	—	(79,154)	—	—	(79,154)

Net cash provided by (used in) investing activities	4,805,298	(18,072,534)	5,508,085		(7,759,151)

Cash flows from financing activities
Proceeds from (payment of) GSCP DIP loan	(10,000,000)	—	—	—	(10,000,000)
Proceeds from Senior Secured Notes	45,000,000	—	—	—	45,000,000
Revolving line of credit	(31,822,409)	—	—	—	(31,822,409)
Principal payments on borrowings and capital lease obligations	—	(2,876,168)	—	—	(2,876,168)
Deferred financing	(6,660,203)	—	—	—	(6,660,203)

Net cash provided by (used in) financing activities	(3,482,612)	(2,876,168)	—	—	(6,358,780)

Increase (decrease) in cash and cash equivalents	(295,346)	(1,335,576)	—	—	(1,630,922)
Cash and cash equivalents, beginning of period	1,758,801	1,342,287	—	—	3,101,088

Cash and cash equivalents, end of period	$1,463,455	$6,711	$—	$—	$1,470,166

20. Valuation Allowance

	Balance at Beginning of Period	Additions- Charged to Costs and Expenses	Deductions	Balance at End of Period
Year Ended June 30, 2001:
Allowance for doubtful accounts(1)	$1,709,000	$120,000	$654,000	$1,175,000
Valuation allowance for deferred taxes(2)	1,965,465	18,357,535	—	20,323,000
Year Ended June 30, 2002:
Allowance for doubtful accounts(1)	$1,175,000	$270,000	$676,000	$769,000
Valuation allowance for deferred taxes(2)	20,323,000	4,894,000	—	25,217,000
Year Ended June 30, 2003:
Allowance for doubtful accounts(1)	$769,000	$120,000	$6,000	$883,000
Valuation allowance for deferred taxes(2)	25,217,000	4,266,000	—	29,483,000
Nine Months Ended March 31, 2004—Unaudited
Allowance for doubtful accounts(1)	$883,000	$90,000		973,000
Valuation allowance for deferred taxes(2)	29,483,000	—	20,463,000	9,020,000

(1)
Deductions from provisions represent losses or expenses for which the respective provisions were created. In the case of the provision for doubtful accounts, such deductions are reduced by recoveries of amounts previously written off.

(2)
Adjustments associated with the Company's assessment of the deferred tax assets. The valuation allowance was reduced by approximately $20.5 million due to primarily the pre-tax income effect of the forgiveness of indebtedness income impacting the related federal and state net operating loss carryforwards.

21. Subsequent Events (Unaudited)

        On April 22, 2004, the Company issued an aggregate of 115,000 units of which 105,000 units each consisted of $1,000 principal amount of 12% Senior Secured Notes due 2008 and one warrant to purchase one share of the Company's common stock and 10,000 units each consisted of $1,000 principal amount of Senior Secured Floating Rate Notes due 2008 and one warrant to purchase one share of the Company's common stock. The aggregate principal amount of the notes is $115,000,000. The gross proceeds of $115.0 million, reduced by transaction costs of $10.3 million, resulted in net proceeds of $104.7 million. Annual interest on the Senior Secured Floating Rate Notes due 2008 is equal to the applicable LIBOR rate plus a margin of 9.2%. The Company will make interest payments on all of these notes on a semi- annual basis, in cash, beginning October 15, 2004 through their maturity date.

        The notes and warrants will not be separately transferable until the earliest to occur of 180 days after their issuance, the date on which a registration statement for a registered exchange offer with respect to the notes is declared effective under the Securities Act, the date on which a shelf registration statement with respect to the warrants is declared effective under the Securities Act, or on such date as the initial purchaser for such securities in its sole discretion shall determine.

        On a preliminary basis, the Company has assigned a value to the warrants (and therefore an original issue discount to the notes) of $13.1 million in total based upon a preliminary equity valuation of the Company of approximately $87 million. Each individual warrant, as of the date of their issuance, has a value of $113.48.

        The notes and related subsidiary guarantees are senior secured obligations and will rank equal in right of payment to all other existing and future senior indebtedness and senior in right of payment to all of the Company's and its guarantor subsidiaries' existing and future subordinated indebtedness. The notes are secured by a first priority lien on all but two of the Company's and its guarantor subsidiaries' owned real properties and on substantially all of the Company's and its guarantor subsidiaries' owned motor vehicles, and a second priority lien on those of the Company's and its guarantor subsidiaries' assets that secure their obligations under the senior credit facility on a first priority basis.

        The indenture governing the notes provides for optional redemption, a repurchase provision upon the existence of excess cash flow, as defined therein, and contains covenants typical of such arrangements as well as a covenant on the maintenance of a minimum trailing twelve months EBITDA, as defined therein, of $23 million determined quarterly.

        The Company, concurrent with the closing of the offering of the units, entered into a new senior credit facility with Congress Financial Corporation with up to $20.0 million of borrowing availability under a revolving credit facility, subject to customary borrowing conditions and covenants, one of which is the maintenance of a minimum trailing twelve months EBITDA, as defined therein, of $23 million determined monthly. The facility also provides for up to $10.0 million in available letters of credit.

        The proceeds from the sale of the units were used as follows:

•	Repayment of the Amended and Restated Loan and Security Agreement with Congress Financial Corporation(A)	$57,995,919
•	Administration fee and prepayment penalties to Congress	2,700,000
•	Repayment of the "senior secured notes" due to Banc of America	45,678,381
•	Accrued interest and fees to Banc of America	2,821,619
•	Other fees and expenses	5,804,081

	Total	$115,000,000

      (A)
      At closing, the Company had an initial borrowing under the senior credit facility with Congress Financial Corporation of $6,596,602 and $3,500,000 of issued letters of credit.

        As of April 30, 2004 the Company's authorized capital stock consisted of 1,303,200 shares, par value $.01 per share, based upon an amendment to its certificate of incorporation, effective April 21, 2004, whereby the Company split its authorized capital stock. AETG owns 651,600 shares of the Company's capital stock, and holders of warrants issued pursuant to the offering of units, which consisted of the outstanding notes and warrants, on April 22, 2004 are entitled, in the aggregate, to purchase 115,000 shares of common stock representing 15.0% of the Company's outstanding common stock on a fully diluted basis as of such date (assuming exercise of all such warrants). As of April 30, 2004, the Company had one holder of its outstanding common shares. All share and per share amounts, except par value, have been restated and adjusted to reflect this stock split. There was no net effect on total stockholder's equity as a result of the stock split.

        In June 2004, the Company entered into a receivables purchase agreement with its senior credit facility lender, Congress Financial Corporation, to sell to Congress, without recourse, certain accounts receivable. Under the receivable purchase agreement, Congress may purchase receivables of the Company and its subsidiaries, up to a maximum of $5.0 million, at the gross amount of such accounts (less three and one-quarter percent purchase commission) and would immediately credit 85% of this amount to the Company, with the balance paid to the Company upon Congress receiving cumulative collections on all receivables purchased in excess of the purchase price previously credited.

ATLANTIC EXPRESS TRANSPORTATION CORP.

115,000 Common Shares

PROSPECTUS

        , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the registrant. The table does not include any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the securities. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Nature of Expense	Amount
SEC Registration Fee	$
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Fees
Miscellaneous Expenses

Total Expenses	$

Item 14. Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of New York. Under the New York Business Corporation Law ("NYBCL"), a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, by reason of the fact that he or she was a director or officer of the corporation, provided such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify any person by reason of the fact that he or she was a director or officer of the corporation if he or she acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of; or (ii) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent that the court on which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for that portion of the settlement amount and expenses as the court deems proper.

        The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation of by-laws, or when authorized by (i) such certificate of incorporation or by-laws; (ii) a resolution of shareholders; (iii) a resolution of directors; or (iv) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

        The Restated Certificate of Incorporation of the Company eliminates the personal liability of all of the Company's directors to the fullest extent allowed as provided by the NYBCL. The Restated

Certificate of Incorporation of the Company provides that the Company shall indemnify any director or officer of the Company made, or threatened to be made, a party to an action or proceeding if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other enterprise, not opposed to, the best interests of the Company and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. No indemnification shall be made for an action or proceeding by or in the right of the Company to procure a judgment in its favor in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim issue or matter as to which such director or officer shall have been adjudged to be liable to the Company, unless and only to the extent a court determines the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper. In addition, the Restated Certificate of Incorporation of the Company provides that a director's liability to the Company for breach of duty to the Company or its shareholders shall be limited to the fullest extent permitted by New York law.

        We have purchased insurance on behalf of our respective directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the registrants, or that may arise out of their status as directors or officers of the registrants, including liabilities under the federal and state securities laws. We have entered into indemnification agreements to indemnify our respective directors to the extent permitted under New York law.

Item 15. Recent Sales of Unregistered Securities.

        During the three years preceding the filing of this registration statement, we have issued and sold the following securities:

  On April 22, 2004, we issued and sold 115,000 units, of which (a) 105,000 units consisted of $1,000 principal amount of our 12% senior secured notes due 2008 and one warrant to purchase one common share and (b) 10,000 units consisted of $1,000 principal amount of our senior secured floating rate notes due 2008 and one warrant to purchase one common share. Atlantic Express Transportation Corp. sold the units to Jeffries & Company, Inc., the initial purchaser, who subsequently sold the units to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

Item 16. Exhibits and Financial Data Schedules.

  (A)
  Exhibits

        The following is a list of all the exhibits filed as part of the Registration Statement.

3.1**	Restated Certificate of Incorporation of the Company is incorporated herein by reference.
3.2**
Certificate of Amendment, dated November 19, 2003, to the Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.2 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
3.3**
Certificate of Amendment, dated April 20, 2004, to the Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.3 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
3.4**	Amended and Restated By-Laws of the Company (incorporated herein by reference to Exhibit 3.4 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).

4.1**
Indenture, dated April 22, 2004, relating to the 12% Senior Secured Notes due 2008 and the Senior Secured Floating Rate Notes due 2008, among the Company, the guarantors party thereto and The Bank of New York, as trustee and collateral agent (incorporated herein by reference to Exhibit 4.1 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.2**
Registration Rights Agreement, dated April 22, 2004, between the Company and Jefferies & Company, Inc., as initial purchaser (incorporated herein by reference to Exhibit 4.2 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.3**
Warrant Agreement, dated April 22, 2004, between the Company and The Bank of New York, as warrant agent (incorporated herein by reference to Exhibit 4.3 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.4**
Equity Registration Rights Agreement, dated April 22, 2004, among the Company, Atlantic Express Transportation Group, Inc., and Jefferies & Company, Inc., as initial purchaser. (incorporated herein by reference to Exhibit 4.4 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
5.1***	Opinion of Latham & Watkins LLP, special counsel to the Company.
8.1***	Opinion of Latham & Watkins LLP, special counsel to the Company (included as part of Exhibit 5.1).
10.1**
Second Amended and Restated Loan and Security Agreement, dated April 22, 2004 (incorporated herein by reference to Exhibit 10.1 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.2**
Fourth Amended and Restated Employment Agreement, dated November 25, 2003, among, Atlantic Express Transportation Group Inc., the Company and Domenic Gatto (incorporated herein by reference to Exhibit 10.2 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.3**
Amendment, dated April 20, 2004, to Employment Agreement of Domenic Gatto (incorporated herein by reference to Exhibit 10.3 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.4**
Retention Agreement, dated December 24, 2003, between Atlantic Express Transportation Group Inc. and Peter Frank (incorporated herein by reference to Exhibit 10.4 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.5**
Employment Agreement, dated September 2, 2003, between Atlantic Express Transportation Group Inc., the Company and Neil Abitabilo (incorporated herein by reference to Exhibit 10.7 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.6**
Advisory Services Agreement, dated December 24, 2003, among Atlantic Express Transportation Group Inc., the Company and GSCP, Inc. (incorporated herein by reference to Exhibit 10.8 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.7**
Stockholders Agreement, dated as of December 24, 2003, between Atlantic Express Transportation Group Inc. and its stockholders (incorporated herein by reference to Exhibit 10.9 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).

10.8**
The Board of Education of the City of New York, serial no. 0070, dated July 19, 1979, (incorporated herein by reference to Exhibit 10.10 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.9**	The Board of Education of the City of New York, serial no. 8108 is incorporated herein by reference.
10.10**
Extension and Eleventh Amendment of Contract for Special Education Pupil Transportation Services by and among The Board of Education of the City of New York, Amboy Bus Co., Inc. and Staten Island Bus, Inc. (incorporated herein by reference to Exhibit 10.12 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.11**	The Board of Education of the City of New York, serial no. 9888 by and between The Board of Education of the City of New York and Amboy Bus Co., Inc. is incorporated herein by reference.
10.12**
Extension and Ninth Amendment of Contract for Regular Education Pupil Transportation Services, by and between The Board of Education of the City of New York and Amboy Bus Co., Inc. (incorporated herein by reference to Exhibit 10.14 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.13**
Memorandum of Understanding, dated February 27, 2003, among The Board of Education of the City of New York and various school bus transportation providers, including Amboy Bus Co., Inc. and Staten Island Bus, Inc. (incorporated herein by reference to Exhibit 10.15 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.14**
New York City Transit Authority Contract #00D7815B, dated July 2001, by and between New York City Transit Authority and Atlantic Paratrans, Inc. (incorporated herein by reference to Exhibit 10.16 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.15**
Tax Sharing Agreement, dated as of December 22, 2000, between Atlantic Express Transportation Group Inc. and the Company (incorporated herein by reference to Exhibit 10.17 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
21.1**	Subsidiaries of the Registrant.
23.1***	Consent of Latham & Watkins LLP, special counsel to the Company (included in Exhibit 5.1).
23.2*	Consent of Ernst & Young LLP.
24.1*	Power of Attorney (included on signature page).

*
Filed herewith

**
Previously filed

***
To be filed by amendment

(B)
Financial Statement Schedules

        Schedules are omitted since the information required to be submitted has been included in the Supplemental Consolidated Financial Statements of the Company or the notes thereto, or the required information is not applicable.

Item 17. Undertakings.

The Registrant hereby undertakes:

  (1)
  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

  (4)
  to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (5)
  to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  (6)
  that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, Atlantic Express Transportation Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Staten Island, State of New York, on July 2, 2004.

ATLANTIC EXPRESS TRANSPORTATION CORP.
By:	/s/ NEIL J. ABITABILO Neil J. Abitabilo Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Neil J. Abitabilo, jointly and severally, each in his own capacity, his true and lawful attorney-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorney-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by each of the following persons in the capacities indicated on July 2, 2004.

SIGNATURE	TITLE

/s/ PETER FRANK Peter Frank	Chairman of the Board of Directors
/s/ DOMENIC GATTO Domenic Gatto	Director, Chief Executive Officer and President
/s/ MATTHEW KAUFMAN Matthew Kaufman	Director

EXHIBIT LIST

3.1**	Restated Certificate of Incorporation of the Company is incorporated herein by reference.
3.2**
Certificate of Amendment, dated November 19, 2003, to the Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.2 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
3.3**
Certificate of Amendment, dated April 20, 2004, to the Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.3 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
3.4**	Amended and Restated By-Laws of the Company (incorporated herein by reference to Exhibit 3.4 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.1**
Indenture, dated April 22, 2004, relating to the 12% Senior Secured Notes due 2008 and the Senior Secured Floating Rate Notes due 2008, among the Company, the guarantors party thereto and The Bank of New York, as trustee and collateral agent (incorporated herein by reference to Exhibit 4.1 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.2**
Registration Rights Agreement, dated April 22, 2004, between the Company and Jefferies & Company, Inc., as initial purchaser (incorporated herein by reference to Exhibit 4.2 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.3**
Warrant Agreement, dated April 22, 2004, between the Company and The Bank of New York, as warrant agent (incorporated herein by reference to Exhibit 4.3 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.4**
Equity Registration Rights Agreement, dated April 22, 2004, among the Company, Atlantic Express Transportation Group, Inc., and Jefferies & Company, Inc., as initial purchaser. (incorporated herein by reference to Exhibit 4.4 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
5.1***	Opinion of Latham & Watkins LLP, special counsel to the Company.
8.1***	Opinion of Latham & Watkins LLP, special counsel to the Company (included as part of Exhibit 5.1).
10.1**
Second Amended and Restated Loan and Security Agreement, dated April 22, 2004 (incorporated herein by reference to Exhibit 10.1 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.2**
Fourth Amended and Restated Employment Agreement, dated November 25, 2003, among, Atlantic Express Transportation Group Inc., the Company and Domenic Gatto (incorporated herein by reference to Exhibit 10.2 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.3**
Amendment, dated April 20, 2004, to Employment Agreement of Domenic Gatto (incorporated herein by reference to Exhibit 10.3 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.4**
Retention Agreement, dated December 24, 2003, between Atlantic Express Transportation Group Inc. and Peter Frank (incorporated herein by reference to Exhibit 10.4 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.5**
Employment Agreement, dated September 2, 2003, between Atlantic Express Transportation Group Inc., the Company and Neil Abitabilo (incorporated herein by reference to Exhibit 10.7 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).

10.6**
Advisory Services Agreement, dated December 24, 2003, among Atlantic Express Transportation Group Inc., the Company and GSCP, Inc. (incorporated herein by reference to Exhibit 10.8 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.7**
Stockholders Agreement, dated as of December 24, 2003, between Atlantic Express Transportation Group Inc. and its stockholders (incorporated herein by reference to Exhibit 10.9 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.8**
The Board of Education of the City of New York, serial no. 0070, dated July 19, 1979, (incorporated herein by reference to Exhibit 10.10 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.9**	The Board of Education of the City of New York, serial no. 8108 is incorporated herein by reference.
10.10**
Extension and Eleventh Amendment of Contract for Special Education Pupil Transportation Services by and among The Board of Education of the City of New York, Amboy Bus Co., Inc. and Staten Island Bus, Inc. (incorporated herein by reference to Exhibit 10.12 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.11**	The Board of Education of the City of New York, serial no. 9888 by and between The Board of Education of the City of New York and Amboy Bus Co., Inc. is incorporated herein by reference.
10.12**
Extension and Ninth Amendment of Contract for Regular Education Pupil Transportation Services, by and between The Board of Education of the City of New York and Amboy Bus Co., Inc. (incorporated herein by reference to Exhibit 10.14 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.13**
Memorandum of Understanding, dated February 27, 2003, among The Board of Education of the City of New York and various school bus transportation providers, including Amboy Bus Co., Inc. and Staten Island Bus, Inc. (incorporated herein by reference to Exhibit 10.15 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.14**
New York City Transit Authority Contract #00D7815B, dated July 2001, by and between New York City Transit Authority and Atlantic Paratrans, Inc. (incorporated herein by reference to Exhibit 10.16 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.15**
Tax Sharing Agreement, dated as of December 22, 2000, between Atlantic Express Transportation Group Inc. and the Company (incorporated herein by reference to Exhibit 10.17 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
21.1**	Subsidiaries of the Registrant.
23.1***	Consent of Latham & Watkins LLP, special counsel to the Company (included in Exhibit 5.1).
23.2*	Consent of Ernst & Young LLP.
24.1*	Power of Attorney (included on signature page).

*
Filed herewith

**
Previously filed

***
To be filed by amendment

QuickLinks

CALCULATION OF REGISTRATION FEE
TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
MARKET SHARE, RANKING AND OTHER DATA
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
The Company
The Offering
Risk Factors
Summary Consolidated Financial and Other Data
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table(1)
PRINCIPAL SHAREHOLDERS
SELLING SHAREHOLDERS
RELATED PARTY TRANSACTIONS
THE REORGANIZATION
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
PLAN OF DISTRIBUTION
VALIDITY OF THE SECURITIES
EXPERTS
CHANGE IN INDEPENDENT AUDITORS
Index to Consolidated Financial Statements
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Financial Statements Years Ended June 30, 2003, 2002, and 2001 and the Nine Months Ended March 31, 2004 and 2003 (unaudited)
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Balance Sheets
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Statements of Operations
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Statements of Stockholder's Equity (Deficit)
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Statements of Cash Flows
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Statements of Cash Flows
Atlantic Express Transportation Corp. and Subsidiaries Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT LIST